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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-067129

P R O S P E C T U S    S U P P L E M E N T
(To Prospectus Dated January 14, 2004)

$150,000,000

Reckson Operating
Partnership, L. P.

5.15% Notes due 2011

        The notes will bear interest at the rate of 5.15% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on July 15, 2004. The notes will mature on January 15, 2011. We may redeem some or all of the notes at any time at the redemption price described in this prospectus supplement.

        The notes will be senior unsecured obligations and will rank equally with all of our other unsecured senior indebtedness and junior to our secured indebtedness and to all liabilities of our subsidiaries.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.735%	$149,602,500
Underwriting Discount	0.625%	$ 937,500
Proceeds to Us (before expenses)	99.110%	$148,665,000

        Interest on the notes will accrue from January 22, 2004 to date of delivery.

        The underwriters expect to deliver the notes to purchasers in book-entry only form through the facilities of The Depository Trust Company on or about January 22, 2004.

Joint Book-Running Managers
Citigroup	JPMorgan

BNY Capital Markets, Inc.
McDonald Investments Inc.
PNC Capital Markets, Inc.
UBS Investment Bank
Wachovia Securities
Wells Fargo Institutional Brokerage and Sales

January 14, 2004

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

SUMMARY OF THE NOTES

        Set forth below is a summary description of certain terms of the notes. You should review the section entitled "Description of Notes" in this prospectus supplement as well as the section entitled "Description of Debt Securities" in the accompanying prospectus.

Securities Offered	$150,000,000 principal amount of 5.15% notes due 2011.
Interest Payment Dates	Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2004. Interest on the notes will begin to accrue on January 22, 2004.
Maturity	The notes will mature on January 15, 2011, unless we exercise our option to redeem the notes prior to that date.
Optional Redemption	We may redeem the notes prior to maturity at any time, in whole or from time to time in part, at our option at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed, (ii) unpaid interest accrued thereon to the redemption date and (iii) the make-whole amount, if any, referred to herein under "Description of Notes—Optional Redemption."
Ranking	The notes will be senior unsecured obligations and will rank equally with all of our other unsecured senior indebtedness. However, the notes will be effectively subordinated to all of our secured indebtedness (to the extent of the collateral securing the same) and to all liabilities of our subsidiaries.
Use of Proceeds	The net proceeds from the offering of the notes will be approximately $148.5 million after deducting the underwriting discount and other expenses. The net proceeds from the sale of the notes will be used for general corporate purposes, including the repayment of indebtedness under our credit facility. On January 9, 2004, we funded $65 million of the cash portion of our acquisition of the property located at 1185 Avenue of the Americas in New York City through a borrowing under our credit facility. We anticipate that we will repay our $100 million of 7.40% senior unsecured notes at maturity on March 15, 2004 through borrowings under our credit facility.
Limitations on Incurrence of Debt	(1) We may not incur any debt if our consolidated debt is greater than 60% of our total assets.
(2) We may not incur any debt if our consolidated income available for debt service for the four most recent quarters is less than 1.5 times the annual service charge on our consolidated debt.
(3) We may not incur any secured debt if our consolidated secured debt is greater than 40% of our total assets.
Maintenance of Unencumbered Assets Ratio	We must maintain unencumbered assets of at least 150% of our consolidated debt.
Form	Book-entry only through the facilities of The Depository Trust Company.

RECKSON OPERATING PARTNERSHIP, L.P.

        We are a limited partnership engaged in the business of owning, developing, re-positioning, acquiring, constructing, managing and leasing of primarily Class A office properties in the New York Metropolitan Tri-State area. We are the entity through which our general partner Reckson Associates Realty Corp. ("Reckson Associates"), a real estate investment trust, conducts its business. Based on industry surveys, we believe that we are one of the largest owners and managers of Class A office properties in New York City and the surrounding Metropolitan Tri-State area. As of November 30, 2003, we owned and controlled, directly or indirectly, 89 properties encompassing approximately 14.7 million rentable square feet, all of which we manage. Our properties consist of 77 Class A office properties encompassing approximately 13.7 million rentable square feet, 11 industrial/R&D properties encompassing approximately 1.0 million rentable square feet and one retail property encompassing approximately 9,300 rentable square feet. We also own a 355,000 square foot office building in Orlando, Florida. In addition, in January 2004, we acquired a 1.1 million square foot office property located in New York City for an aggregate purchase price of $321 million (including the assumption of a $202 million mortgage and $48 million of mezzanine debt).

        Our executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and our telephone number is (631) 694-6900.

RECENT DEVELOPMENTS

Disposition of Long Island Industrial Portfolio

        In November 2003, we disposed of all but three of our 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family (the "Disposition") for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of the Operating Partnership valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under our unsecured revolving credit facility. Two of the remaining three properties, which are subject to transfer pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), are anticipated to close during the first or second quarter of 2004. The disposition of the other property, which has an allocated value of approximately $1.3 million and is subject to certain environmental issues, is conditioned upon the approval of the buyer's lender which has not been obtained. As a result, we may not dispose of this property as a part of the disposition. Although we believe that if we continue to hold this property the cost to address the environmental issues would not have a material adverse effect on us, there can be no assurance in this regard. In addition, four of the five remaining options granted to us at the time of our IPO to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with our management contracts relating to three of such properties.

        In connection with the closing, the employment of Donald Rechler, Roger Rechler, Gregg Rechler and Mitchell Rechler as officers of Reckson Associates terminated and Roger Rechler, Gregg Rechler and Mitchell Rechler resigned as members of our Board of Directors. In connection with the Disposition and the terminations of employment, we incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under our historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $575,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689 of rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in our March 2003 LTIP, each received 8,681 shares of our Class A common stock related to the service component of their core award which was valued at $399,000 in the aggregate. In addition, if we attain our annual performance measure under the March 2003 LTIP in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they had remained in continuous employment with us. The remainder of their core awards was forfeited as was the entire amount of the special outperformance component of the March 2003 LTIP.

        A number of shareholder derivative actions have been commenced purportedly on behalf of Reckson Associates against the Board of Directors relating to the Disposition. The complaints allege, among other things, that the process by which the directors agreed to the transaction was not sufficiently independent of the Rechler family and did not involve a "market check" or third party auction process and, as a result, was not for adequate consideration. The plaintiffs seek similar relief, including a declaration that the directors violated their fiduciary duties and damages. We believe that the complaints are without merit.

        Additional information concerning the Disposition and related litigation is contained in our filings with the Securities and Exchange Commission that are incorporated into this prospectus supplement by reference.

Acquisition of 1185 Avenue of the Americas

        In January 2004, we acquired 1185 Avenue of the Americas, a 42-story, 1.1 million square foot Class A office tower, located between 46th and 47th Streets in New York City for $321 million. The building is encumbered by a $202 million mortgage and $48 million of mezzanine debt that we assumed at closing. The floating rate mortgage and mezzanine debt both mature in August 2004 and presently have a weighted average interest rate of 4.95% per annum. The property is also encumbered by a ground lease which has a remaining term of approximately 40 years (inclusive of a 20 year extension term exercisable by us as lessee) with rent scheduled to be re-set at the end of 2005. We funded $65 million of the cash portion of this acquisition through a borrowing under our credit facility.

Other Developments

        In November 2003, we also disposed of 538 Broadhollow Road, Melville, New York, a 181,000 square foot office property located on Long Island, for approximately $24.3 million. Net proceeds from the sale were used to repay borrowings under our credit facility.

        In November 2003, we exchanged our approximately 9.9 million outstanding shares of Class B common stock for an equal amount of shares of our Class A common stock. In addition, in January 2004, we redeemed our two million outstanding shares of Series B Convertible Cumulative Preferred stock for approximately 1.96 million shares of our Class A common stock.

        We have entered into a contract to sell a 104,000 square foot unencumbered office property located in Mineola, New York for approximately $18.5 million. We anticipate that this transaction will close in January 2004 and that the net proceeds will be used to repay borrowings under our credit facility. There can be no assurance that this transaction will be consummated.

USE OF PROCEEDS

        The net proceeds from the offering of the notes will be approximately $148.5 million after deducting the underwriting discount and other expenses. The net proceeds will be used for general corporate purposes, including the repayment of indebtedness under our credit facility. As of January 12, 2004, the credit facility had an outstanding balance of $254 million with a weighted average interest rate of 2.81%. The credit facility matures in December 2005. On January 9, 2004, we funded $65 million of the cash portion of our acquisition of the property located at 1185 Avenue of the Americas in New York City through a borrowing under our credit facility. We anticipate that we will repay our $100 million of 7.40% senior unsecured notes at maturity on March 15, 2004 through borrowings under our credit facility.

DESCRIPTION OF NOTES

        The following description sets forth certain terms and provisions of the notes and the indenture and is qualified in its entirety by reference to the terms and provisions of the notes and the indenture, which are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings given to them in the notes or the indenture, as applicable. The following description of the particular terms of the notes does not purport to be complete and is subject to, and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus.

General

        The notes will be issued pursuant to an indenture, dated as of March 26, 1999, which we have entered into with The Bank of New York, as Trustee.

        The terms of the notes include those provisions contained in the notes and the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and holders of notes are referred to the notes, the indenture and the Trust Indenture Act for a statement thereof. Copies of the indenture and the form of the notes are available for inspection at the corporate trust office of the Trustee located at 101 Barclay Street, New York, New York 10286. The statements made hereunder relating to the indenture and the notes to be issued thereunder are summaries of certain provisions thereof, and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture and the notes. You should carefully read the accompanying prospectus and the notes as they, and not the prospectus supplement, govern your rights.

        The notes will be direct, unsecured senior obligations and will rank equally with each other and with all of our other unsecured senior indebtedness. However, the notes will be effectively subordinated to our mortgages and other secured indebtedness (to the extent of the collateral securing the same) and to all liabilities, whether secured or unsecured, of our subsidiaries. As of November 30, 2003, we and our subsidiaries had outstanding approximately $499.4 million of unsecured senior indebtedness and $723 million of secured indebtedness. In connection with our acquisition of the property located at 1185 Avenue of the Americas in New York City in January 2004, we assumed a $202 million mortgage and $48 million of mezzanine debt. In addition, we funded $65 million of the cash portion of the purchase price through a borrowing under our credit facility. We and our subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described in the accompanying prospectus under "Description of Debt Securities—Certain Covenants—Limitations on Incurrence of Debt."

        The notes will initially be limited to the aggregate principal amount of $150,000,000 and will mature on January 15, 2011, unless we exercise our option to redeem the notes prior to that date. The notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "—Book-Entry System."

        The notes will be entitled to the benefits of the covenants described under "Description of Debt Securities—Certain Covenants" in the accompanying prospectus. In addition, the notes will be subject to the defeasance and covenant defeasance provisions described under "Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus.

        The notes will not be guaranteed by Reckson Associates.

Payment of Interest

        Interest on the notes will accrue at the rate of 5.15% per year from January 22, 2004, or the most recent interest payment date to which interest has been paid or provided for, and will be payable in U.S. dollars semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2004. The interest so payable will be paid to the holder in whose name the note is registered at the close of business on the January 1 or July 1 (whether or not a business day in The City of New York) immediately preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Maturity

        The notes will mature on January 15, 2011, and will be paid in U.S. dollars against presentation and surrender thereof at the corporate trust office of the Trustee. However, we may redeem the notes at our option prior to that date. See "—Optional Redemption." The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

        We may redeem the notes prior to maturity at any time, in whole or in part from time to time, at our option at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed, (ii) unpaid interest accrued thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such notes. We will, however, pay any interest installment due on an interest payment date which occurs on or prior to a redemption date to holders as of the close of business on the record date immediately preceding such interest payment date.

        If notice has been given as provided in the indenture and funds for the redemption of any notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of such notes will be to receive payment of the redemption price.

        Notice of any optional redemption of notes (or any portion thereof) will be given to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. If less than all of the notes are to be redeemed by us, the Trustee shall select, in such manner as it shall deem fair and appropriate, the notes to be redeemed.

        As used herein:

        "Make-Whole Amount" means, in connection with any optional redemption, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day in The City of New York preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of such redemption over (ii) the aggregate principal amount of the notes being redeemed.

        "Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index designated by us.

Book-Entry System

        The notes will be issued in the form of one or more fully-registered global notes in book-entry form, which will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of DTC's nominee, Cede & Co. Except as set forth below, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

        So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole holder of the notes represented by such global note for all purposes under the indenture and the beneficial owners of such notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a participant in DTC, DTC will have its nominee assist participants in the exercise of certain holders' rights, such as demand for acceleration of maturity or an instruction to the Trustee. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture.

        If with respect to a particular series of notes (i) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depository is not appointed by us within 90 days, (ii) an event of default under the indenture relating to such notes has occurred and is continuing or (iii) we, in our sole discretion, determine at any time that such notes shall no longer be represented by a global note, we will issue individual notes in certificated form of the same series and like tenor and in the applicable principal amount in exchange for the notes represented by the global note. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery of individual notes in certificated form of the same series and like tenor, equal in principal amount to such beneficial interest and to have such notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.

        The following is based on information furnished by DTC:

        DTC will act as securities depositary for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. Generally, one fully registered global note will be issued for all of the principal amount of the notes.

        DTC, the world's largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's direct participants deposit with DTC.

        DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. DTC has Standard & Poor's highest rating: AAA. The DTC rules applicable to its participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

        Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Such limits and such laws may impair the ability of such persons to own, transfer or pledge beneficial interests in a global note.

        To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        We will pay principal, premium, if any, and interest payments on the notes in same-day funds to the Trustee and from the Trustee to DTC, or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records upon DTC's receipt of funds and corresponding detail information. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of these participants and not of us, the Trustee, DTC, or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the Trustee, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participants.

        We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

        DTC may discontinue providing its services as securities depositary for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depositary is not obtained, we will print and deliver certificated notes. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we will print and deliver certificated notes.

        Neither we nor the underwriters or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of the beneficial interests in a global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

Same-Day Settlement and Payment

        Settlement for the notes will be made in immediately available funds. We will make all payments of principal, premium, if any, and interest in respect of the notes in immediately available funds while the notes are held in book-entry only form.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect (or, in the case of certain United States Treasury Regulations ("Treasury Regulations"), now in proposed form), all of which are subject to change, possibly on a retroactive basis. This summary deals only with notes held as "capital assets" (within the meaning of Section 1221 of the Code) by purchasers who purchase the notes as part of the initial offering for the issue price (as discussed below) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons subject to the mark-to-market rules of the Code, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

        This prospectus supplement does not address the taxation of Reckson Associates or us, nor does it address the impact on Reckson Associates or us of Reckson Associates' election to be taxed as a REIT. Such matters are addressed in the accompanying prospectus under "Federal Income Tax Considerations."

        We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        Investors considering the purchase of notes should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders of the Notes

        As used herein, the term "U.S. Holder" means any beneficial owner of a note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, or (v) certain eligible trusts that elect to be taxed as U.S. Persons under applicable Treasury Regulations. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of purchasing, holding and disposing of notes.

        If the issue price of a note is less than its stated redemption price at maturity, then the note will be treated as being issued with original issue discount ("OID") for federal income tax purposes unless the difference between the note's issue price and its stated redemption price at maturity is less than a statutory de minimis amount (1/4 of 1 percent of the stated redemption price at maturity of the note times the number of complete years from issuance to maturity). Generally, the "issue price" of a note is the first price at which a substantial amount of the notes is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "stated redemption price at maturity" of a note is the total of all payments to be made under the note other than qualified stated interest (generally, stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate or at certain floating rates that properly takes into account the length of the interval between stated interest payments) and, in this case, is expected to equal the principal amount of the note. It is anticipated that the difference between the issue price and the stated redemption price at maturity of the notes will be less than the statutory de minimis amount and that the notes, therefore, will not be treated as having been issued with OID. Thus, rather than being characterized as interest, such difference should be characterized as if it were gain from the sale of the notes and must be included in income as principal payments are received on the notes (based on the proportion of the principal payments received to the original principal amount of the notes).

        The remaining discussion assumes that the notes have not been issued with OID equal to or in excess of the statutory de minimis amount.

        Payments of Stated Interest.    Stated interest on a note without OID generally will be included in the income of a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with the U.S. Holder's regular method of tax accounting.

        Market Discount.    If a U.S. Holder purchases a note after original issue for an amount that is less than its stated redemption price at maturity, such U.S. Holder will be treated as having purchased such note at a "market discount," unless such market discount is less than a de minimis amount (1/4 of 1 percent of the stated redemption price of the note at maturity times the number of complete years to maturity after the U.S. Holder acquires the note).

        Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment on a note, or any gain realized on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on a constant yield basis. Once made, such an election may be revoked only with the consent of the IRS and, therefore, should only be made in consultation with a tax advisor.

        A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent that the interest expense exceeds the portion of market discount allocable to the days during the taxable year in which the note was held by the taxpayer. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for federal income tax purposes. Such an election will apply to all debt instruments with market discount acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

        Amortizable Bond Premium.    If a U.S. Holder purchases a debt instrument for an amount that is greater than the sum of all amounts payable on the debt instrument after the purchase date, other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the debt instrument with "amortizable bond premium," generally equal in amount to such excess. However, in the case of a debt instrument that may be redeemed prior to maturity at the option of the issuer (such as the notes), the amount of amortizable bond premium is determined by substituting the first date on which the debt instrument may be redeemed (the "redemption date") for the maturity date and the applicable redemption price on the redemption date for the amount payable at maturity, if the result would maximize the holder's yield to maturity (i.e., result in a smaller amount of amortizable bond premium properly allocable to the period before the redemption date). If the issuer does not in fact exercise its right to redeem the debt instrument on the applicable redemption date, the debt instrument will be treated (solely for purposes of the amortizable bond premium rules) as having matured and then as having been reissued for the holder's "adjusted acquisition price," which is an amount equal to the holder's basis in the debt instrument (as determined under the applicable Treasury Regulations), less the sum of (i) any amortizable bond premium allocable to prior accrual periods and (ii) any payments previously made on the debt instrument (other than payments of qualified stated interest). The debt instrument deemed to have been reissued will again be subject to the amortizable bond premium rules with respect to the remaining dates on which the debt instrument is redeemable.

        A U.S. Holder may elect to amortize bond premium on a debt instrument. Once made, the election applies to all taxable debt instruments then owned and thereafter acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies, and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor. In general, a holder amortizes bond premium by offsetting the qualified stated interest allocable to an accrual period with the bond premium allocable to the accrual period, which is determined under a constant yield method pursuant to the applicable Treasury Regulations. If the bond premium allocable to an accrual period exceeds the qualified stated interest allocable to such period, the excess is treated by the holder as a bond premium deduction. The bond premium deduction for each accrual period is limited to the amount by which the holder's total interest inclusions on the debt instrument in prior accrual periods exceed the total amount treated by such holder as a bond premium deduction on the debt instrument in prior accrual periods. Any amounts not deductible in an accrual period may be carried forward to the next accrual period and treated as bond premium allocable to that period.

        Election to Include All Interest in Income Using a Constant Yield Method.    All U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimus market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. Because this election will affect how the Holder treats debt instruments other than the notes, it should be made only in consultation with a tax advisor.

        Disposition of the Notes.    Upon the sale, exchange, redemption, retirement or other disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent such amount is attributable to accrued but unpaid stated interest, which is taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder (i) increased by any accrued market discount if the U.S. Holder has included the accrued market discount in income and (ii) decreased by (A) the amount of any payments, other than qualified stated interest payments, received, and (B) amortizable bond premium taken, with respect to such note. Capital gain or loss recognized upon the disposition of a note will be a long-term capital gain or loss if the note was held for more than one year. Under legislation recently enacted, the maximum tax rate on long-term capital gains to non-corporate U.S. Holders has generally been reduced from 38.6% to 15% (from January 1, 2003 through December 31, 2008).

Non-U.S. Holders of the Notes

        The rules governing the United States federal income taxation of a Non-U.S. Holder are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. Holders should consult their tax advisors to determine the effect of federal, state, local and foreign tax laws, as well as tax treaties, with regard to an investment in the notes.

        A Non-U.S. Holder holding the notes on its own behalf generally will be exempt from United States federal income and withholding taxes on payments of interest on a note so long as such payments are not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, unless, in the case of interest payments, such Non-U.S. Holder is a direct or indirect 10% or greater partner (as defined in section 871(h)(3) of the Code) in the Operating Partnership, a controlled foreign corporation related to the Operating Partnership or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business. In order for a Non-U.S. Holder that is an individual or corporation (or entity treated as such for United States federal income tax purposes) to qualify for the exemption from taxation, the "withholding agent" (generally, the last U.S. payor or a non-U.S. payor who is a qualified intermediary or withholding foreign partnership) must have received a statement (generally made on IRS Form W-8BEN) from the individual or corporation that: (i) is signed under penalties of perjury by the beneficial owner of the note, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the beneficial owner's name and address. Certain securities clearing organizations and other entities that are not beneficial owners, may provide a signed statement accompanied by a copy of the IRS Form W-8BEN to the withholding agent instead of the beneficial owner. However, in such case, the signed statement may require a copy of the beneficial owner's IRS Form W-8BEN (or a substitute form). An IRS Form W-8BEN is generally effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances renders any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports at least annually to the beneficial owner. The beneficial owner must inform the withholding agent within 30 days of such change and furnish a new IRS Form W-8BEN. A Non-U.S. Holder that is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements and should consult its tax advisor.

        Any gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding taxes so long as: (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and (ii) in the case of a foreign individual, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year. To the extent that gain or interest income with respect to a note is not exempt from the United States tax as described above, a Non-U.S. Holder may still be able to eliminate or reduce such taxes under an applicable income tax treaty.

        Except to the extent that an applicable income tax treaty otherwise provides, a Non-U.S. Holder whose gain or interest income with respect to a note is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, will generally be subject to United States federal income tax on the gain or interest income at regular United States federal income tax rates, as if the holder were a U.S. person, provided that the holder files an IRS Form W-8ECI. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its "dividend equivalent amount" within the meaning of the Code for the taxable year, subject to adjustment, unless it qualifies for a lower rate under an applicable tax treaty.

        Certain United States Federal Estate Tax Considerations Applicable to a Non-U.S. Holder. A note beneficially owned by an individual who is not a citizen or resident of the United States at the time of death will not be included in the decedent's gross estate for United States federal estate tax purposes, unless the individual is a direct or indirect 10% or greater partner of ours, or, at the time of death, payments with respect to such note would have been effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States.

Information Reporting and Backup Withholding

        In general, information reporting requirements and back-up withholding at the applicable rate will apply to payments on a note (including stated interest payments and payments of the proceeds from the sale, exchange, redemption, retirement or other disposition of a note), unless the holder of the note (i) is a corporation or comes within certain exempt categories and, when required, demonstrates that fact or (ii) provides a correct taxpayer identification number, certifies as to its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Certain penalties may be imposed by the IRS on a holder that is required to supply information but does not do so in the proper manner.

        Information reporting requirements and backup withholding generally will not apply to payments on a note to a Non-U.S. Holder if the statement described in "Non-U.S. Holders of the Notes" is duly provided by such Holder, provided that the Withholding Agent does not have actual knowledge that the Holder is a United States person. Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation as to the United States or (iv) is a U.S. branch of a foreign bank or a foreign insurance company. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding, but will be subject to the information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-U.S. Holders of the Notes" or otherwise establishes an exemption.

        Any amount withheld from a payment to a holder of a note under the backup withholding rules is allowable as a credit against such holder's United States federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

UNDERWRITING

        Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering, and are acting as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of notes
Citigroup Global Markets Inc.	$57,000,000
J.P. Morgan Securities Inc.	57,000,000
BNY Capital Markets, Inc.	6,000,000
McDonald Investments Inc.	6,000,000
PNC Capital Markets, Inc.	6,000,000
UBS Securities LLC	6,000,000
Wachovia Capital Markets, LLC	6,000,000
Wells Fargo Brokerage Services, LLC	6,000,000

Total	$150,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.375% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per note	0.625%

        In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $125,000.

        We expect to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the notes ("T+5"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

        The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. Affiliates of each of the underwriters are lenders under our credit facility to be repaid with the net proceeds of this offering.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The legality of the notes offered hereby will be passed upon for us by Sidley Austin Brown & Wood LLP, New York, New York. Certain federal tax matters will be passed upon for us by Solomon and Weinberg LLP. In addition, certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPLANATORY NOTE

        As described elsewhere in this prospectus supplement and other public reports filed by us, in November 2003, we disposed of all but three of our 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of the Operating Partnership valued at approximately $90.4 million. Also in November 2003, we disposed of 538 Broadhollow Road, Melville, New York, a 181,000 square foot office property located on Long Island, for approximately $24.3 million.

        As a result of these dispositions, the assets and operations of our Long Island industrial building portfolio and of 538 Broadhollow Road were reclassified and reported as discontinued operations, beginning with our results of operations for the third quarter of 2003. Therefore, our quarterly report on Form 10-Q for the third quarter of 2003 reflected the reclassification of the properties as discontinued operations. In addition, our current report on Form 8-K dated November 21, 2003 included pro forma financial statements for the year ended December 31, 2002 and the nine months ended September 30, 2003 reflecting the disposition of our Long Island industrial building portfolio.

        As required under applicable accounting rules, our next annual report on Form 10-K will include restated results of operations that reflect the reclassification of the Long Island industrial building portfolio and 538 Broadhollow Road as discontinued operations for the years ended December 31, 2003, 2002 and 2001.

        Consistent with the accounting rules applicable to public securities offerings, we are including on the pages that follow a restatement of the financial statements which were included in our 2002 Form 10-K. These financial statements present our financial condition as of December 31, 2002 and 2001 and results of operations as of and for the years ended December 31, 2002, 2001 and 2000.

        The reclassification of these properties as discontinued operations has no effect on our net income as reported in prior Commission filings. Instead, it presents the revenues and expenses relating to these properties as a single line item titled "discontinued operations," rather than presenting the revenues and expenses along with our other results of operations.

        Preceding these restated financial statements is a supplement to management's discussion and analysis of financial condition and results of operations for the years presented, which we believe may be helpful to you in reviewing these restated financial statements.

        We are also providing updated selected financial data reflecting the prior period reclassification as discontinued operations of these properties.

Selected Financial Data

	Reckson Operating Partnership, L. P. For the year ended December 31,
	2002		2001	2000	1999	1998
	(in thousands except per unit data and property count)
Operating Data:
Total revenues		$458,069	$467,805	$442,362	$351,643	$229,240
Total expenses		375,395	352,170	331,582	263,305	166,599
Income before distributions to preferred unit holders, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves, discontinued operations and extraordinary loss		82,674	115,635	110,780	88,338	62,641
Minority interests		18,730	15,975	9,120	6,802	2,819
Extraordinary loss		2,602	2,898	1,571	629	1,993
Valuation reserves on investments in affiliate loans and joint ventures and other investments		—	166,101	—	—	—
Preferred distributions		23,123	23,977	28,012	27,001	14,244
Equity in earnings of real estate joint ventures and service companies		1,113	2,087	4,383	2,148	1,836
Gain on sales of real estate		537	20,173	18,669	10,052	—
Discontinued operations		21,346	11,113	4,524	5,128	832
Net income (loss) allocable to common unit holders		$61,215	$(59,943)	$99,653	$71,234	$46,253
Per Unit Data:(1)
Net income (loss) per weighted average common unit:
Basic net income (loss) before extraordinary loss		$.58	$(1.25)	$1.17	$.96	$1.00
Gain on sales of real estate		.01	.28	.28	.17	—
Discontinued operations		.30	.16	.07	.09	.02
Extraordinary loss		(.04)	(.04)	(.02)	(.01)	(.04)

Class A common unit		$.85	$(.85)	$1.50	$1.21	$.98

Basic net income (loss) before extraordinary loss	$	..88	$(1.82)	$1.80	$1.56	$—
Gain on sales of real estate		.01	.42	.43	.27	—
Discontinued operations		.44	.23	.11	.14	—
Extraordinary loss		(.05)	(.06)	(.04)	(.03)	—

Class B common unit		$1.28	$(1.23)	$2.30	$1.94	$—

Weighted average common units outstanding:
Class A common units		57,059	55,773	50,766	47,975	47,201
Class B common units		10,122	10,284	10,284	6,744	—
Cash distributions declared per unit:
Class A common unit		$1.70	$1.66	$1.53	$1.45	$1.33
Class B common unit		$2.59	$2.55	$2.35	$1.54	$—

	Reckson Operating Partnership, L. P. For the year ended December 31, (in thousands except per unit data and property count)
	2002	2001	2000	1999	1998
Balance Sheet Data: (period end)
Commercial real estate properties, before accumulated depreciation	$2,707,878	$2,643,045	$2,537,193	$2,017,170	$1,562,014
Cash and cash equivalents(5)	30,827	121,975	17,843	21,368	2,349
Total assets	2,912,052	2,998,782	2,999,794	2,734,577	1,854,520
Mortgage notes payable	733,761	744,613	722,312	452,338	246,314
Unsecured credit facility(5)	267,000	271,600	216,600	297,600	465,850
Unsecured term loan	—	—	—	75,000	20,000
Senior unsecured notes	499,305	449,463	449,385	449,313	150,000
Market value of equity(2)	1,681,372	1,915,587	2,016,390	1,726,845	1,332,882
Total market capitalization including debt (2 and 3)	3,052,818	3,251,599	3,397,204	2,993,756	2,119,936
Other Data:
Funds from operations(4)	$161,024	$183,641	$169,911	$132,444	$98,501
Total square feet (at end of period)	20,284	20,611	21,291	21,385	21,000
Number of properties (at end of period)	178	182	188	189	204

(1)
Based on the weighted average common units outstanding for the period then ended.

(2)
Based on the market value of the Operating Partnership's common units, the stated value of the Operating Partnership's preferred units and the number of units outstanding at the end of the period.

(3)
Debt amount is net of minority partners' proportionate share of joint venture debt plus the Operating Partnership's share of unconsolidated joint venture debt.

(4)
Management believes that funds from operations ("FFO") is an appropriate measure of performance for the Operating Partnership. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) as net income or loss, excluding gains or losses from debt restructuring and sales of properties plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with Generally Accepted Accounting Principals and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures. Since all companies and analysts do not calculate FFO in a similar fashion, the Operating Partnership's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

(5)
On January 4, 2002, approximately $85 million of the cash proceeds received from the sale of a 49% interest in the property located at 919 Third Avenue, New York, NY, was used to pay down the Operating Partnership's unsecured credit facility

Supplement to Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

        The following discussion should be read in conjunction with the historical financial statements of Reckson Operating Partnership, L.P. (the "Company") and related notes and MD&A thereto appearing in Item 8 and 7 of the Company's Annual Report on Form 10-K.

        The Company considers certain statements set forth herein to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the Company's expectations for future periods. Certain forward-looking statements, including, without limitation, statements relating to the timing and success of acquisitions and the completion of development or redevelopment of properties, the financing of the Company's operations, the ability to lease vacant space and the ability to renew or relet space under expiring leases, involve risks and uncertainties. Many of the forward-looking statements can be identified by the use of words such as "believes", "may", "expects", "anticipates", "intends" or similar expressions. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results may differ materially from those set forth in the forward-looking statements and the Company can give no assurance that its expectation will be achieved. Among those risks, trends and uncertainties are: the general economic climate, including the conditions affecting industries in which our principal tenants compete; changes in the supply of and demand for office and industrial/R&D properties in the New York Tri-State area; changes in interest rate levels; downturns in rental rate levels in our markets and our ability to lease or re-lease space in a timely manner at current or anticipated rental rate levels; the availability of financing to us or our tenants; financial condition of our tenants; changes in operating costs, including utility, security and insurance costs; repayment of debt owed to the Company by third parties (including FrontLine Capital Group); risks associated with joint ventures; liability for uninsured losses or environmental matters; and other risks associated with the development and acquisition of properties, including risks that development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated. Consequently, such forward-looking statements should be regarded solely as reflections of the Company's current operating and development plans and estimates. These plans and estimates are subject to revisions from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

Current Developments

        On September 10, 2003, the Company announced that it had entered into agreements relating to the disposition of its Long Island industrial building portfolio (the "Disposition") to members of the Rechler family for approximately $315.5 million in cash and other consideration. The transactions contemplated by the agreements were consummated on November 10 and November 12, 2003. As a result, the Company has disposed of all but three of its 95 property, 5.9 million square foot, Long Island industrial building portfolio for approximately $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of the Company valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under the Company's unsecured revolving credit facility (the "Credit Facility"). The remaining three properties, two of which are subject to transfer pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), are anticipated to close within three to six months.

        In addition, four of the five remaining options granted to the Company at the time of the Company's IPO to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with the Company's management contracts relating to three of such properties. In return the Company received an aggregate payment from the Rechler family members of $972,000. Rechler family members also extended the term of the remaining option on the property located at 225 Broadhollow Road, Melville, New York (the Company's current headquarters) for five years and released the Company from approximately 15,500 square feet under its lease at this property. In connection with the restructuring of the remaining option the Rechler family members paid the Company $1 million in return for the Company's agreement not to exercise the option during the next three years. As part of the agreement, the exercise price of the option payable by the Company was increased by $1 million. In addition, as part of the transaction, the Rechler family entity was granted rights of first refusal with respect to five vacant land parcels located near the industrial properties for a period of five years.

        On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio and the settlement of the employment contracts of the departing Rechler family members, the Company incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under the Company's historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $575,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689, or 100% of their rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in the Company's March 2003 LTIP, each received 8,681 shares of the Company's Class A common stock related to the service component of their core award which was valued at $399,000 in the aggregate. In addition, if the Company attains its annual performance measure in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they had remained in continuous employment with the Company. The remainder of their core awards, aggregating 208,334 shares of Class A common stock, was forfeited as was the entire amount of their special outperformance component of the March 2003 LTIP.

        In November 2003, the Company also disposed of a 181,000 square foot office property located on Long Island for approximately $24.3 million. Net proceeds from the sale were used to repay the Credit Facility.

        In accordance with the provisions of FASB Statement No. 144, the Company has separately identified and classified the assets and liabilities of the aforementioned 95 industrial properties and the office property located on Long Island ("Assets Disposed") on its consolidated balance sheets as held for sale. In addition, income from the operations of these properties has been reflected on the Company's consolidated statements of operations as income from discontinued operations.

        Total revenues from the Assets Disposed, for the periods owned, were $48.0, $46.8 and $40.9 million and total expenses, for the periods owned, were $32.2, $36.9 and $37.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. These revenues and expenses have been included in discontinued operations on the Company's consolidated statements of operations.

Funds From Operations

        Management believes that funds from operations ("FFO") is an appropriate measure of performance for the Company. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from debt restructuring and sales of properties plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. (See Selected Financial Data). FFO for the year ended December 31, 2001 excludes $163 million of valuation reserves on investments in affiliate loans and joint ventures.

        Since all companies and analysts do not calculate FFO in a similar fashion, the Operating Partnership's calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

        The following table presents the Operating Partnerships FFO calculation for the years ended December 31, (in thousands):

	2002	2001	2000
Income (loss) before extraordinary loss	$63,817	$(57,045)	$101,224
Less:
Extraordinary loss	2,602	2,898	1,571

Net Income (loss)	61,215	(59,943)	99,653
Adjustment for Funds From Operations:
Add:
Real estate depreciation and amortization	108,906	100,967	90,552
Minority interests' in consolidated partnerships	18,730	15,975	9,120
Valuation reserves on investments in affiliate loans and joint ventures	—	163,000	—
Extraordinary loss	2,602	2,898	1,571
Less:
Gain on sales of real estate	5,433	20,173	18,669
Amounts distributable to minority partners in consolidated partnerships	24,996	19,083	12,316

Funds From Operations	$161,024	$183,641	$169,911

Weighted average units outstanding	67,180	66,057	61,050

Report of Independent Auditors

To the Partners
Reckson Operating Partnership, L. P.

        We have audited the accompanying consolidated balance sheets of Reckson Operating Partnership, L. P. (the "Operating Partnership") as of December 31, 2002 and 2001, and the related consolidated statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2002. We have also audited the accompanying financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reckson Operating Partnership, L. P. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP

New York, New York
February 27, 2003, except for
Notes 11 and 15 as to which the dates are
January 14, 2004

Reckson Operating Partnership, L. P.
Consolidated Balance Sheets
(in thousands except unit data)

	December 31,
	2002	2001
Assets
Commercial real estate properties, at cost (Notes 2, 3, 5, and 6)
Land	$386,747	$380,835
Buildings and improvements	2,199,896	2,118,542
Developments in progress:
Land	92,924	69,365
Development costs	28,311	74,303
Furniture, fixtures and equipment	12,203	6,333

	2,720,081	2,649,378
Less accumulated depreciation	(382,022)	(298,370)

	2,338,059	2,351,008
Properties and related assets held for sale, net of accumulated depreciation	196,954	193,997
Investments in real estate joint ventures	6,116	5,744
Investment in mortgage notes and notes receivable (Note 6)	54,547	56,234
Cash and cash equivalents (Note 9)	30,576	121,773
Tenant receivables	12,529	7,407
Investments in service companies and affiliate loans and joint ventures (Note 8)	78,104	84,142
Deferred rents receivable	97,145	73,091
Prepaid expenses and other assets	32,577	41,743
Contract and land deposits and pre-acquisition costs	240	3,782
Deferred leasing and loan costs, less accumulated amortization of $48,049 and $41,411, respectively	65,205	59,861

Total Assets	$2,912,052	$2,998,782

Liabilities
Mortgage notes payable (Note 2)	$733,761	$744,613
Mortgage notes payable and other liabilities associated with properties held for sale	10,722	10,075
Unsecured credit facility (Note 3)	267,000	271,600
Senior unsecured notes (Note 4)	499,305	449,463
Accrued expenses and other liabilities	85,849	81,040
Distributions payable	31,575	32,988

Total Liabilities	1,628,212	1,589,779

Minority interests in consolidated partnerships	242,934	242,698

Commitments and contingencies (Notes 9, 10, and 13)	—	—
PARTNERS' CAPITAL (Note 7)
Preferred Capital, 10,854,162 and 11,222,965 units outstanding, respectively	281,690	301,573
General Partners Capital:
Class A common units, 48,246,083 and 49,982,377 units outstanding, respectively	478,121	551,417
Class B common units, 9,915,313 and 10,283,513 units outstanding, respectively	209,675	231,428
Limited Partners Capital, 7,276,224 and 7,487,218 units outstanding, respectively	71,420	81,887

Total Partners Capital	1,040,906	1,166,305

Total Liabilities and Partners Capital	$2,912,052	$2,998,782

(see accompanying notes to financial statements)

Reckson Operating Partnership, L. P.

Consolidated Statements of Operations

(in thousands, except unit data)

	For the year ended December 31,
	2002	2001	2000
Revenues (Note 10):
Property operating revenues:
Base rents	$395,308	$392,824	$358,179
Tenant escalations and reimbursements	55,441	54,739	50,134

Total property operating revenues	450,749	447,563	408,313
Interest income on mortgage notes and notes receivable (including $4,287, $4,196 and $5,237, respectively from related parties)	6,279	6,238	7,879
Investment and other income (including $85, $5,164 and $21,455, respectively from related parties)	1,041	14,004	26,170

Total Revenues	458,069	467,805	442,362

Expenses:
Property operating expenses	163,031	155,977	146,537
Marketing, general and administrative	29,214	24,289	22,932
Interest	80,706	79,726	78,189
Depreciation and amortization	102,444	92,178	83,924

Total Expenses	375,395	352,170	331,582

Income before distributions to preferred unit holders, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, valuation reserves, discontinued operations and extraordinary loss	82,674	115,635	110,780
Minority partners' interest in consolidated partnerships	(18,730)	(15,975)	(9,120)
Equity in earnings of service companies and real estate joint ventures (including $465, $1,450 and $2,792, respectively from related parties	1,113	2,087	4,383
Gain on sales of real estate (Note 6)	537	20,173	18,669
Valuation reserves on investments in affiliate loans and joint ventures and other investments (Notes 8 and 13)	—	(166,101)	—

Income (loss) before discontinued operations, extraordinary loss and distributions to preferred unitholders	65,594	(44,181)	124,712
Discontinued operations:
Income from discontinued operations	16,451	11,113	4,524
Gain on sales of real estate	4,895	—	—

Income (loss) before extraordinary loss and distributions to preferred unit holders	86,940	(33,068)	129,236
Extraordinary loss on extinguishment of debts	(2,602)	(2,898)	(1,571)

Net income (loss)	84,338	(35,966)	127,665
Preferred unit distributions	(23,123)	(23,977)	(28,012)

Net income (loss) allocable to common unitholders	$61,215	$(59,943)	$99,653

Net income (loss) allocable to:
Class A common units	$48,286	$(47,283)	$76,046
Class B common units	12,929	(12,660)	23,607

Total	$61,215	$(59,943)	$99,653

Net income (loss) per weighted average units:
Class A common	$.58	$(1.25)	$1.17
Gain on sales of real estate	.01	.28	.28
Discontinued operations	.30	.16	.07
Extraordinary loss	(.04)	(.04)	(.02)

Net income (loss) per Class A common	$.85	$(.85)	$1.50

Class B common	$.88	$(1.82)	$1.80
Gain on sales of real estate	.01	.42	.43
Discontinued operations	.44	.23	.11
Extraordinary loss	(.05)	(.06)	(.04)

Net income (loss) per Class B common	$1.28	$(1.23)	$2.30

Weighted average common units outstanding:
Class A common	57,059,000	55,773,000	50,766,000
Class B common	10,122,000	10,284,000	10,284,000

(see accompanying notes to financial statements)

Reckson Operating Partnership, L. P.
Consolidated Statements of Partners' Capital
(in thousands)

	General Partners' Capital
	Preferred Capital	Class B Common units	Class A Common units	Limited Partners' Capital	Total Partners' Capital
Balance January 1, 2000	$413,126	$270,689	$477,172	$90,986	$1,251,973
Net Income	—	23,607	64,552	11,494	99,653
Contributions	—	—	6,701	—	6,701
Distributions	—	(24,132)	(66,096)	(11,765)	(101,993)
Retirement/redemption of units	(100,000)	(46)	93,241	6,638	(167)

Balance December 31, 2000	313,126	270,118	575,570	97,353	1,256,167
Net loss	—	(12,660)	(41,253)	(6,030)	(59,943)
Contributions	—	—	82,821	18,745	101,566
Distributions	—	(26,030)	(81,142)	(12,604)	(119,776)
Retirement/redemption of units (Note 7)	(11,553)	—	15,421	(15,577)	(11,709)

Balance December 31, 2001	301,573	231,428	551,417	81,887	1,166,305
Net income	—	12,929	41,604	6,682	61,215
Contributions	—	—	26,227	2,473	28,700
Distributions	—	(26,250)	(84,365)	(12,449)	(123,064)
Retirement/redemption of units (Note 7)	(19,883)	(8,432)	(56,762)	(7,173)	(92,250)

Balance December 31, 2002	$281,690	$209,675	$478,121	$71,420	$1,040,906

(see accompanying notes to financial statements)

Reckson Operating Partnership, L. P.
Consolidated Statements of Cash Flows
(in thousands)

	For the year ended December 31,
	2002	2001	2000
Cash Flows From Operating Activities:
Net income (loss)	$84,338	$(35,966)	$127,665
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	112,341	102,931	92,547
Extraordinary loss on extinguishment of debts	2,602	2,898	1,571
Minority partners' interests in consolidated partnerships	18,730	15,975	9,120
Gain on sales of real estate, securities and mortgage repayment	(4,804)	(20,173)	(18,669)
Valuation reserves on investments in affiliate loans and joint ventures and other investments	—	166,101	—
Equity in earnings of service companies and real estate joint ventures.	(1,113)	(2,087)	(4,383)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	4,354	(4,869)	(9,568)
Tenant and affiliate receivables	(4,417)	1,878	(6,394)
Deferred rents receivable	(26,277)	(38,186)	(35,798)
Accrued expenses and other liabilities	10,346	342	14,152

Net cash provided by operating activities	196,100	188,844	170,243

Cash Flows from Investing Activities:
Purchases of commercial real estate properties	—	—	(190,548)
Acquisition of controlling interests in service companies	(122)	—	—
Increase in contract and land deposits and preacquisition costs	—	(3,267)	(2,023)
Additions to developments in progress	(41,896)	(8,260)	(13,392)
Additions to commercial real estate properties	(48,052)	(152,074)	(89,818)
Distributions from investments in real estate joint ventures	276	82	368
Payment of deferred leasing costs	(16,414)	(10,513)	(24,082)
Additions to furniture, fixtures and equipment	(2,414)	(635)	(742)
Investments in affiliate joint ventures	—	(25,056)	(10,780)
Proceeds from redemption of preferred securities	1,528	35,700	19,903
Proceeds from sales of real estate, securities and mortgage note receivable repayments	22,022	76,503	49,810

Net cash used in investing activities	(85,072)	(87,520)	(261,304)

Cash Flows from Financing Activities:
Proceeds from secured borrowings	—	325,000	297,163
Principal payments on secured borrowings	(11,065)	(302,894)	(27,367)
Proceeds from issuance of senior unsecured notes, net of issuance costs	49,432	—	—
Payment of loan costs and prepayment penalties	(1,568)	(6,252)	(11,649)
Investments in affiliate loans and service companies	—	(14,227)	(14,568)
Proceeds from unsecured credit facility	158,000	153,000	689,600
Principal payments on unsecured credit facility and term loan	(162,600)	(98,000)	(845,600)
Contributions	6,310	2,813	4,010
Distributions	(147,334)	(139,568)	(128,369)
Repurchases of common and preferred units	(74,692)	(1,421)	—
Contributions by minority partners in consolidated partnerships	1,343	101,832	135,975
Distributions to minority partners in consolidated partnerships	(20,051)	(16,458)	(12,632)

Net cash provided by financing activities	(202,225)	3,825	86,563

Net increase (decrease) in cash and cash equivalents	(91,197)	105,149	(4,498)
Cash and cash equivalents at beginning of period	121,773	16,624	21,122

Cash and cash equivalents at end of period	$30,576	$121,773	$16,624

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest, including interest capitalized	$98,083	$105,087	$106,106

(see accompanying notes to financial statements)

Reckson Operating Partnership, L. P.
Notes to the Consolidated Financial Statements

December 31, 2002

1.    Description of Business and Significant Accounting Policies

Description of Business

        Reckson Operating Partnership, L. P. (the "Operating Partnership") is engaged in the ownership, management, operation, leasing and development of commercial real estate properties, principally office and industrial buildings and also owns certain undeveloped land for future development (collectively, the "Properties") located in the New York tri-state area (the "Tri-State Area").

Organization and Formation of the Operating Partnership

        The Operating Partnership commenced operations on June 2, 1995. The sole general partner in the Operating Partnership, Reckson Associates Realty Corp. (the "Company") is a self administered and self managed real estate investment trust ("REIT"). During June, 1995, the Company contributed approximately $162 million in cash to the Operating Partnership in exchange for an approximate 73% general partnership interest. All properties acquired by the Company are held by or through the Operating Partnership. In addition, in connection with the formation of the Operating Partnership, the Operating Partnership executed various option and purchase agreements whereby it issued units in the Operating Partnership ("Units") to certain continuing investors and assumed certain indebtedness in exchange for interests in certain property partnerships, fee simple and leasehold interests in properties and development land, certain other business assets and 100% of the non-voting preferred stock of the management and construction companies. The Company's ownership percentage in the Operating Partnership was approximately 89.5% and 89.2% at December 31, 2002 and 2001, respectively.

Basis of Presentation and Summary of Significant Accounting Policies

        The accompanying consolidated financial statements include the consolidated financial position of the Operating Partnership and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002. The Operating Partnership's investments in majority owned and controlled real estate joint ventures are reflected in the accompanying financial statements on a consolidated basis with a reduction for minority partners' interest. The Operating Partnership also invests in real estate joint ventures where it may own less than a controlling interest. Such investments are also reflected in the accompanying financial statements on the equity method of accounting. The operating results of Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction Group New York, Inc. and Reckson Construction Group, Inc. (collectively, the "Service Companies"), in which the Operating Partnership owned a 97% non-controlling interest, are reflected in the accompanying financial statements on the equity method of accounting through September 30, 2002. On October 1, 2002, the Operating Partnership acquired the remaining 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. As a result, commencing October 1, 2002, the Operating Partnership consolidates the operations of the Service Companies. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

        The minority interests at December 31, 2002 represent a 49% non-affiliated interest in RT Tri-State LLC, owner of a nine property suburban office portfolio, a 40% non-affiliated interest in Omni Partners, L.P., owner of a 579,000 square foot suburban office property and a 49% non-affiliated interest in Metropolitan 919 Third Avenue, LLC, owner of the property located at 919 Third Avenue, New York, NY.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate

        Land, buildings and improvements, furniture, fixtures and equipment are recorded at cost. Tenant improvements, which are included in buildings and improvements, are also stated at cost. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Renovations and/or replacements, which improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

        Depreciation is computed utilizing the straight-line method over the estimated useful lives of ten to thirty years for buildings and improvements and five to ten years for furniture, fixtures and equipment. Tenant improvements, which are included in buildings and improvements, are amortized on a straight-line basis over the term of the related leases.

Long Lived Assets

        On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. Such cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

        The Operating Partnership is required to make subjective assessments as to whether there are impairments in the value of its real estate properties and other investments. These assessments have a direct impact on the Operating Partnership's net income, because taking an impairment results in an immediate negative adjustment to net income. In determining impairment, if any, the Operating Partnership has adopted Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (see Recent Accounting Pronouncements).

Cash Equivalents

        The Operating Partnership considers highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

        Tenant's lease security deposits aggregating approximately $5.6 million and $5.1 million at December 31, 2002 and 2001, respectively have been included in cash and cash equivalents on the accompanying balance sheets.

Deferred Costs

        Tenant leasing commissions and related costs incurred in connection with leasing tenant space are capitalized and amortized over the life of the related lease. In addition, loan costs incurred in obtaining financing are capitalized and amortized over the term of the related loan.

Income Taxes

        No provision has been made for income taxes in the accompanying consolidated financial statements since such taxes, if any, are the responsibility of the individual partners.

Revenue Recognition

        Minimum rental income is recognized on a straight-line basis over the term of a lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balance sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets. Certain lease agreements provide for reimbursement of real estate taxes, insurance, common area maintenance costs and indexed rental increases, which are recorded on an accrual basis.

        The Operating Partnership records interest income on investments in mortgage notes and notes receivable on an accrual basis of accounting. The Operating Partnership does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Operating Partnership considers in making an evaluation of the collectibility of interest are: the status of the loan, the value of the underlying collateral, the financial condition of the borrower and anticipated future events.

        Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and the Operating Partnership having no substantial continuing involvement with the buyer.

Net Income (Loss) Per Common Partnership Unit

        Net income (loss) per Class A common partnership unit and Class B Common partnership unit is determined by allocating net income (loss) after preferred distributions and minority partners' interest in consolidated partnerships income to the general and limited partners based on their weighted average distribution per common partnership units outstanding during the respective periods presented.

Distributions to Preferred Unit Holders

        Holders of preferred units of limited and general partnership interest are entitled to distributions based on the stated rates of return (subject to adjustment) for those units.

Derivative Instruments

        FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001 requires the Operating Partnership to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in accumulated other comprehensive income ("OCI") until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. As of January 1, 2001, the carrying value of the Operating Partnership's derivatives equaled their fair value and as a result no cumulative effect changes were recorded. Additionally, as of June 30, 2001, the fair value of the Operating Partnership's derivatives equaled approximately $3.7 million and was reflected in other assets and OCI on the Operating Partnership's balance sheet. On July 18, 2001, the mortgage note payable to which these derivatives relate to was funded (see Note 2) and their fair value at that time was approximately $676,000 less than their carrying value. This amount is being amortized to interest expense over the term of the mortgage note to which it relates. Because of the Operating Partnership's minimal use of derivatives, the adoption of this Statement did not have a significant effect on earnings or the financial position of the Operating Partnership.

Recent Accounting Pronouncements

        In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Statement No. 144 provides accounting guidance for financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions related to the disposal of a segment of a business. The Operating Partnership adopted Statement No. 144 on January 1, 2002. The adoption of this statement did not have a material effect on the results of operations or the financial position of the Operating Partnership. The adoption of Statement No. 144 does not have an impact on net income (loss) allocable to common shareholders. Statement No. 144 only impacts the presentation of the results of operations and gain (loss) on sales of real estate for those properties sold during the period within the consolidated statements of operations.

        On January 1, 2002, the Operating Partnership adopted the provisions of FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"). This statement makes significant changes to the accounting for business combinations, goodwill, and intangible assets. Among other provisions, Statement No. 142 requires that a portion of the purchase price of real estate acquisitions be assigned to the fair value of an intangible asset for above market operating leases or to an intangible liability for below market operating leases. Such intangible assets or liabilities are then required to be amortized into revenue over the remaining life of the respective leases. The adoption of this statement did not have an effect on the Operating Partnership's results of operations or financial condition for the year ended December 31, 2002.

        In April 2002, the FASB issued Statement No. 145, ("Statement No. 145"), which rescinded Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". Statement No. 145 is effective for fiscal years beginning after May 15, 2002. The Operating Partnership will adopt Statement No. 145 on January 1, 2003 which will result in a change to reported net income (loss).

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees", Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 significantly changes the current practice in the accounting for, and disclosure of, guarantees. Guarantees and indemnification agreements meeting the characteristics described in FIN 45 are required to be initially recorded as a liability at fair value. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor having to make payment under the guarantee is remote. The disclosure requirements within FIN 45 are effective for financial statements for annual or interim periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Operating Partnership is currently evaluating the effects of FIN 45 on the Operating Partnership's results of operations or financial condition.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation are immediately effective for VIE's formed after January 31, 2003. For VIE's formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after June 15, 2003. Management has not yet determined whether any of its consolidated or unconsolidated subsidiaries represent VIE's pursuant to such interpretation. Such determination could result in a change in the Operating Partnership's consolidation policy related to such entities.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    Mortgage Notes Payable

        At December 31, 2002, there were 16 fixed rate mortgage notes payable with an aggregate outstanding principal amount of approximately $740.0 million. These mortgage notes are secured by properties with an aggregate carrying value at December 31, 2002 of approximately $1.5 billion and which are pledged as collateral against the mortgage notes payable. In addition, approximately $45.1 million of the $740.0 million is recourse to the Operating Partnership. The mortgage notes bear interest at rates ranging from 6.45% to 10.10%, and mature between 2004 and 2027. The weighted average interest rates on the outstanding mortgage notes payable at December 31, 2002, 2001 and 2000 were approximately 7.3%, 7.3% and 7.8%, respectively. Certain of the mortgage notes payable are guaranteed by certain limited partners in the Operating Partnership and/or the Company.

        The following table sets forth the Operating Partnership's mortgage notes payable at December 31, 2002, by scheduled maturity date (dollars in thousands):

Property	Principal Outstanding	Interest Rate	Maturity Date	Amortization Term (Years)
80 Orville Drive, Islip, NY	$2,616	10.10%	February, 2004	Interest only
395 North Service Road, Melville, NY	19,709	6.45%	October, 2005	$34 per month
200 Summit Lake Drive, Valhalla, NY	19,373	9.25%	January, 2006	25
1350 Avenue of the Americas, NY, NY	74,631	6.52%	June, 2006	30
Landmark Square, Stamford, CT (a)	45,090	8.02%	October, 2006	25
100 Summit Lake Drive, Valhalla, NY	19,101	8.50%	April, 2007	15
333 Earle Ovington Blvd., Mitchel Field, NY (b)	53,864	7.72%	August, 2007	25
810 Seventh Avenue, NY, NY	82,854	7.73%	August, 2009	25
100 Wall Street, NY, NY	35,904	7.73%	August, 2009	25
6900 Jericho Turnpike, Syosset, NY	7,348	8.07%	July, 2010	25
6800 Jericho Turnpike, Syosset, NY	13,922	8.07%	July, 2010	25
580 White Plains Road, Tarrytown, NY	12,685	7.86%	September, 2010	25
919 Third Avenue, NY, NY (c)	246,651	6.867%	August, 2011	30
110 Bi-County Blvd., Farmingdale, NY	3,635	9.125%	November, 2012	20
One Orlando Center, Orlando, FL (d)	38,366	6.82%	November, 2027	28
120 West 45th Street, NY, NY (d)	64,263	6.82%	November, 2027	28

Total/Weighted average	$740,012	7.26%

(a)
Encompasses six Class A office properties.

(b)
The Operating Partnership has a 60% general partnership interest in this property and its proportionate share of the aggregate principal amount is approximately $32.3 million.

(c)
The Operating Partnership has a 51% membership interest in this property and its proportionate share of the aggregate principal amount is approximately $125.8 million.

(d)
Subject to interest rate adjustment on November 1, 2004 to the greater of 8.82% per annum or the yield on noncallable U.S. Treasury obligations with a term of fifteen years plus 2% per annum.

        In addition, the Operating Partnership has a 60% interest in an unconsolidated joint venture property. The Operating Partnership's pro rata share of the mortgage debt at December 31, 2002 is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005.

        Scheduled principal repayments to be made during the next five years and thereafter, for mortgage notes payable outstanding at December 31, 2002, are as follows (in thousands):

	Scheduled principal	Due at maturity	Total
2003	$12,300	$—	$12,300
2004	13,169	2,616	15,785
2005	14,167	18,553	32,720
2006	13,785	129,920	143,705
2007	11,305	60,539	71,844
Thereafter	117,389	346,269	463,658

	$182,115	$557,897	$740,012

3.    Unsecured Credit Facility

        The Operating Partnership currently has a three year $500 million unsecured revolving credit facility (the "Credit Facility") from JPMorgan Chase Bank, as administrative agent, Wells Fargo Bank, National Association as syndication agent and Citicorp North America, Inc. and Wachovia Bank, National Association as co-documentation agents. The Credit Facility matures in December 2005, contains options for a one year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. In addition, borrowings under the Credit Facility are currently priced off LIBOR plus 90 basis points and the Credit Facility carries a facility fee of 20 basis points per annum. In the event of a change in the Operating Partnership's unsecured credit rating the interest rates and facility fee are subject to change. The outstanding borrowings under the Credit Facility were $267.0 million at December 31, 2002.

        The Credit Facility replaced the Operating Partnership's $575 million unsecured credit facility (the "Prior Facility" and together with the Credit Facility, the "Credit Facility"). As a result, certain deferred loan costs incurred in connection with the Prior Facility were written off. Such amount is reflected as an extraordinary loss on the Operating Partnership's consolidated statements of operations.

        The Operating Partnership utilizes the Credit Facility primarily to finance real estate investments, fund its real estate development activities and for working capital purposes. At December 31, 2002, the Operating Partnership had availability under the Credit Facility to borrow approximately an additional $203.0 million subject to compliance with certain financial covenants.

        The Operating Partnership capitalized interest incurred on borrowings to fund certain development projects in the amount of $8.3 million, $10.2 million and $11.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

4.    Senior Unsecured Notes

        As of December 31, 2002, the Operating Partnership had outstanding approximately $499.3 million (net of issuance discounts) of senior unsecured notes (the "Senior Unsecured Notes"). The following table sets forth the Operating Partnership's Senior Unsecured Notes and other related disclosures by scheduled maturity date (dollars in thousands):

Issuance	Face Amount	Coupon Rate	Term	Maturity
March 26, 1999	$100,000	7.40%	5 years	March 15, 2004
June 17, 2002	$50,000	6.00%	5 years	June 15, 2007
August 27, 1997	$150,000	7.20%	10 years	August 28, 2007
March 26, 1999	$200,000	7.75%	10 years	March 15, 2009

        Interest on the Senior Unsecured Notes is payable semiannually with principal and unpaid interest due on the scheduled maturity dates. In addition, the Senior Unsecured Notes issued on March 26, 1999 and June 17, 2002 were issued at aggregate discounts of $738,000 and 267,500, respectively. Such discounts are being amortized over the term of the Senior Unsecured Notes to which they relate.

        On June 17, 2002, the Operating Partnership issued $50 million of 6.00% (6.125% effective rate) Senior Unsecured Notes. Net proceeds of approximately $49.4 million received from this issuance were used to repay outstanding borrowings under the Prior Facility.

5.    Land Leases and Air Rights

        The Operating Partnership leases, pursuant to noncancellable operating leases, the land on which twelve of its buildings were constructed. The leases, which contain renewal options, expire between 2009 and 2084. The leases either contain provisions for scheduled increases in the minimum rent at specified intervals or for adjustments to rent based upon the fair market value of the underlying land or other indexes at specified intervals. Minimum ground rent is recognized on a straight-line basis over the terms of the leases. The excess of amounts recognized over amounts contractually due is approximately $3.3 million and $3.0 million at December 31, 2002 and 2001, respectively. These amounts are included in accrued expenses and other liabilities on the accompanying balance sheets.

        In addition, the Operating Partnership, through the acquisition of certain properties, is subject to two air rights lease agreements. These lease agreements have terms expiring between 2048 and 2073, including renewal options.

        Reckson Management Group, Inc. is subject to operating leases for certain of its management offices and warehouse storage space. These operating leases expire between 2003 and 2009 (see Note 8).

        Future minimum lease commitments relating to the land leases, air rights lease agreements and operating leases during the next five years and thereafter are as follows (in thousands):

Year ended December 31,	Land Leases	Air Rights	Operating Leases
2003	$2,707	$369	$1,368
2004	2,811	379	1,313
2005	2,814	379	1,359
2006	2,795	379	1,407
2007	2,735	379	1,455
Thereafter	43,276	4,280	683

	$57,138	$6,165	$7,585

6.    Commercial Real Estate Investments

        As of December 31, 2002, the Operating Partnership owned and operated 75 office properties (inclusive of eleven office properties owned through joint ventures) comprising approximately 13.6 million square feet, 101 industrial properties comprising approximately 6.7 million square feet and two retail properties comprising approximately 20,000 square feet located in the Tri-State Area.

        The Operating Partnership also owns approximately 338 acres of land in 14 separate parcels of which the Operating Partnership can develop approximately 3.2 million square feet of office space and approximately 470,000 square feet of industrial/R&D space. Included in these development parcels is 52.7 acres of land located in Valhalla, NY which the Operating Partnership acquired in April 2002 for approximately $23.8 million and which it can develop approximately 875,000 square feet of office space. The Operating Partnership currently owns and operates three buildings encompassing approximately 700,000 square feet in the same office park in which this land parcel is located. This acquisition was financed in part from the sales proceeds of an office property being held by a qualified intermediary for the purposes of an exchange of real property pursuant to Section 1031 of the Code and from an advance under the Credit Facility. The Operating Partnership is currently evaluating alternative land uses for certain of the land holdings to realize the highest economic value. These alternatives may include rezoning certain land parcels from commercial to residential for potential disposition. As of December 31, 2002, the Operating Partnership had invested approximately $121.2 million in these development projects. Management has made subjective assessments as to the value and recoverability of these investments based on current and proposed development plans, market comparable land values and alternative use values. The Operating Partnership has capitalized approximately $10.5 million for the year ended December 31, 2002 related to real estate taxes, interest and other carrying costs related to these development projects.

        During February 2003, the Operating Partnership, through Reckson Construction Group Inc., entered into a contract with an affiliate of First Data Corp. to sell a 19.3-acre parcel of land located in Melville, New York and has been retained by the purchaser to develop a build-to-suit 195,000 square foot office building for aggregate consideration of approximately $47 million. This transaction is scheduled to close during the first quarter of 2003 and construction of the aforementioned office building is scheduled to commence shortly thereafter.

        The Operating Partnership holds a $17.0 million note receivable which bears interest at 11.5% per annum and is secured by a minority partnership interest in Omni Partners, L.P., owner of the Omni, a 579,000 square foot Class A office property located in Uniondale, N.Y. (the "Omni Note"). The Operating Partnership currently owns a 60% majority partnership interest in Omni Partners, L.P. and on March 14, 2007 may exercise an option to acquire the remaining 40% interest for a price based on 90% of the fair market value of the property. The Operating Partnership also holds three other notes receivable aggregating $36.5 million which bear interest at rates ranging from 10.5% to 12% per annum and are secured in part by a minority partner's preferred unit interest in the Operating Partnership, certain interest in real property and a personal guaranty (the "Other Notes" and collectively with the Omni Note, the "Note Receivable Investments"). As of December 31, 2002, management has made subjective assessments as to the underlying security value on the Operating Partnership's Note Receivable Investments. Based on these assessments the Operating Partnership's management believes there is no impairment to the carrying value related to the Operating Partnership's Note Receivable Investments. The Operating Partnership also owns a 355,000 square foot office building in Orlando, Florida. This non-core real estate holding was acquired in May 1999 in connection with the Operating Partnership's initial New York City portfolio acquisition. This property is cross collateralized under a $103 million mortgage note payable along with one of the Operating Partnership's New York City buildings.

        The Operating Partnership also owns a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV") which it manages. The remaining 40% interest is owned by JAH Realties L.P. Jon Halpern, the CEO and a director of HQ Global Workplaces, is a partner in JAH Realties, L.P. As of December 31, 2002, the 520JV had total assets of $21.0 million, a mortgage note payable of $12.5 million and other liabilities of $197,000. The Company's allocable share of the 520JV mortgage note payable is approximately $7.5 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. In addition, the 520JV had total revenues of $4.2 million and $4.0 million and total expenses of $3.3 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, the Operating Partnership accounts for the 520JV under the equity method of accounting. The 520JV contributed approximately $648,000 and $478,000 to the Operating Partnership's equity in earnings of real estate joint ventures for the year ended December 31, 2002 and 2001, respectively.

        On August 7, 2002, the Operating Partnership sold an industrial property on Long Island aggregating approximately 32,000 square feet for approximately $1.8 million. This property was sold to the sole tenant of the property through an option contained in the tenant's lease. On August 8, 2002, the Operating Partnership sold two Class A office properties located in Westchester County, NY aggregating approximately 157,000 square feet for approximately $18.5 million. Net proceeds from these sales were used to repay borrowings under the Credit Facility and for general purposes. The Operating Partnership recorded an aggregate net gain of approximately $4.9 million as a result of these sales. In addition, in accordance with Statement No. 144, the operating results of these properties and the resulting gain on sales of real estate have been reflected as discontinued operations for all periods presented on the accompanying statements of operations.

        During September 2000, the Operating Partnership formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV which was then distributed to the Operating Partnership. As a result, the Operating Partnership realized a gain of approximately $15.2 million. The Operating Partnership is responsible for managing the day-to-day operations and business affairs of the Tri-State JV and has substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Operating Partnership consolidates the Tri-State JV.

        On December 21, 2001, the Operating Partnership formed a joint venture with the New York State Teachers' Retirement System ("NYSTRS") (the "919JV") whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to the Operating Partnership. As a result, the Operating Partnership realized a gain of approximately $18.9 million. The Operating Partnership is responsible for managing the day-to-day operations and business affairs of the 919JV and has substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. The minority member has certain rights primarily intended to protect its investment. For purposes of its financial statements the Operating Partnership consolidates the 919JV.

7.    Partners Capital

        On December 31, 2002, the Operating Partnership had issued and outstanding 9,915,313 Class B common units. The distributions from the Class B common units is subject to adjustment annually based on a formula which measures increases or decreases in the Company's Fund From Operations, as defined, over a base year. The Class B common units currently receive an annual distribution of $2.5884 per unit.

        The Class B common units are exchangeable at any time, at the option of the holder, into an equal number of Class A common units subject to customary antidilution adjustments. The Class B common units will be exchanged for an equal number of Class A common units upon the exchange, if any, by the Company of Class A common stock for Class B common stock at any time following November 23, 2003.

        The Board of Directors of the Company has authorized the purchase of up to an additional five million shares of the Company's Class A common stock and / or its Class B common stock. Under this buy-back program, the Operating Partnership purchased 368,200 Class B common units at an average price of $22.90 per Class B unit and 2,698,400 Class A common units at an average price of $21.60 per Class A unit for an aggregate purchase price for both the Class A and Class B common units of approximately $66.7 million. As a result of these purchases, annual common unit distributions will decrease by approximately $5.5 million. Previously, in conjunction with the Company's prior stock buy-back program, the Operating Partnership purchased and retired 1,410,804 Class B common units at an average price of $21.48 per Class B unit and 61,704 Class A common units at an average price of $23.03 per Class A unit for an aggregate purchase price for both the Class A and Class B common units of approximately $31.7 million.

        The Board of Directors of the Company has formed a pricing committee to consider purchases of up to $75 million of the Company's outstanding preferred securities. During October 2002, the Company purchased and retired 357,500 shares of its Series A preferred stock at $22.29 per share for approximately $8.0 million. As a result, the Operating Partnership purchased and retired an equal number of preferred units of general partnership interest from the Company and reduced annual preferred distributions by approximately $682,000.

        During the year ended December 31, 2002, approximately 11,303 preferred units of limited partnership interest, with a liquidation preference value of approximately $11.3 million, were exchanged for 451,934 Units at an average price of $24.66 per Unit. In addition, the Company increased its general partnership interest in the Operating Partnership by acquiring 666,468 outstanding Units from certain limited partners in exchange for an equal number of shares of its Class A common stock.

        During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 Units at an average price of $25.32 per Unit. In addition, the Company increased its general partner interest in the Operating Partnership by acquiring 660,370 outstanding Units from certain limited partners in exchange for an equal number of shares of it's Class A common stock.

        On October 16, 2000, the Company's Board of Directors announced that it adopted a Shareholder Rights Plan designed to protect its shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price, depriving its shareholders of the full value of their investment. The Operating Partnership has adopted a similar rights plan (the "Rights Plan") which would be triggered in the event the Company's Shareholders Rights Plan is triggered. The Rights Plan was not adopted in response to any known effort to acquire control of the Operating Partnership or the Company.

        Under the Rights Plan, each Class A common unitholder will receive a dividend of one Right for each Class A common unit owned. The Rights will be exercisable only if a person or group acquires, or announces their intent to acquire, 15% or more of the Company's Class A common stock, or announces a tender offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Company's Class A common stock. Each Right will entitle the holder to purchase one one-thousandth of a unit of a new series of junior participating preferred units of the Operating Partnership at an initial exercise price of $84.44.

        If any person acquires beneficial ownership of 15% or more of the outstanding shares of Class A common stock of the Company, then all Rights holders (except the acquiring person if such person is a holder of Rights) will be entitled to purchase the Operating Partnership's Class A common units at a discounted price. If the Company is acquired in a merger after such an acquisition, all Rights holders (except the acquiring person if such person is a holder of Rights) will also be entitled to purchase stock in the buyer at a discount in accordance with the Rights Plan.

        The distribution of Rights was made to Class A common unitholders of record at the close of business on October 27, 2000 and Class A common units that are newly-issued after that date (including Class A common units issued upon conversion of the outstanding Class B common units) will also carry Rights until the Rights become detached from the Class A common units. The Rights will expire at the close of business on October 13, 2010, unless earlier redeemed by the Operating Partnership. The Rights distribution is not taxable to unitholders.

        During July 1998, the Operating Partnership formed Metropolitan Partners, LLC ("Metropolitan") for the purpose of acquiring Class A office properties in New York City. In May 2001, a minority partner that owned an $85 million preferred equity investment in Metropolitan converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share and the Operating Partnership issued 3,453,881 Class A common units to the Company. As a result of the minority partner's conversion of their preferred equity investment, the Operating Partnership owns 100% of Metropolitan.

        The Company has historically structured long term incentive programs ("LTIP") using restricted stock and stock loans. In July 2002, as a result of certain provisions of the Sarbanes Oxley legislation, the Company has discontinued the use of stock loans in its LTIP. In connection with LTIP grants made prior to the enactment of the Sarbanes Oxley legislation the Company made stock loans to certain executive and senior officers to purchase 1,372,393 shares of its Class A common stock at market prices ranging from $18.44 per share to $27.13 per share. The stock loans were set to bear interest at the mid-term Applicable Federal Rate and were secured by the shares purchased. Such stock loans including accrued interest vest and are ratably forgiven each year on the annual anniversary of the grant date based upon vesting periods ranging from four to ten years based on continued service and in part on attaining certain annual performance measures. These stock loans had an initial aggregate weighted average vesting period of approximately nine years. Approximately $4.5 million and $3.7 million of compensation expense was recorded for the years ended December 31, 2002 and 2001, respectively, related to these LTIP. Such amount has been included in marketing, general and administrative expenses on the accompanying consolidated statements of operations.

        During 2002, approximately $3.9 million of stock loans made in prior years in connection with the aforementioned LTIP matured. These stock loans were secured by 155,418 shares of Class A common stock which were issued at prices ranging from $22.50 per share to $27.13 per share. As a result of the Company discontinuing the use of stock loans as part of its LTIP, the stock loans were satisfied with restricted stock held by the Company which secured the stock loans. The aggregate market value of these shares on the maturity dates of the stock loans was approximately $3.4 million. The aggregate difference between the market value of these shares and the carrying value of the stock loans was recorded as a loss on the accompanying consolidated statements of operations. The 155,418 shares of Class A common stock were subsequently retired by the Company and the related Units were cancelled by the Operating Partnership.

        The outstanding stock loan balances due from the Company's executive and senior officers aggregated approximately $17.0 million and $24.3 million at December 31, 2002 and 2001, respectively, and have been included as a reduction of additional paid in capital on the accompanying consolidated statements of partners' capital. The Company has other outstanding loans to its executive and senior officers amounting to approximately $1.0 million at December 31, 2002 and 2001, related to life insurance contracts and approximately $1.0 million and $.9 million at December 31, 2002 and 2001, respectively, primarily related to tax payment advances on a stock compensation award made to a non-executive officer.

        In November 2002, the Company granted rights to 190,524 shares of its Class A common stock to certain executive officers. These shares vest ratably over a four-year period and will be issued in ratable installments on each anniversary date of the grant as compensation to the executive officer.

        Effective January 2003, the Company established a new LTIP for its executive and senior officers. The four year plan has a core component which provides for annual stock based compensation based upon continued service and in part based on attaining certain annual performance measures. The plan has a special long-term component which provides for compensation to be earned at the end of a four year period if the Company attains certain four year cumulative performance measures. Amounts earned under the special long-term component may be paid in cash or stock at the discretion of the Compensation Committee of the Board. Performance measures are based on total shareholder returns on a relative and absolute basis.

        The Operating Partnership issues additional units to the Company, and thereby increases the Company's general partnership interest in the Operating Partnership, with terms similar to the terms of any securities (i.e.: common stock or preferred stock) issued by the Company (including any securities issued by the Company upon the exercise of stock options). Any consideration received by the Company in respect of the issuance of its securities is contributed to the Operating Partnership. In addition, the Operating Partnership or a subsidiary, funds the compensation of personnel, including any amounts payable under the Company's LTIP.

        As of December 31, 2002, the Company had approximately 5.2 million shares of its Class A common stock reserved for issuance under its stock option plans, in certain cases subject to vesting terms, at a weighted average exercise price of $23.42 per option. In addition, the Company has approximately 1.7 million shares of its Class A common stock reserved for future issuance under its stock option plans.

8. Related Party Transactions

        In connection with the Company's initial public offering ("IPO"), the Operating Partnership was granted ten year options to acquire ten properties (the "Option Properties") which are either owned by certain Rechler family members who are also executive officers of the Company, or in which the Rechler family members own a non-controlling minority interest at a price based upon an agreed upon formula. In years prior to 2001, one Option Property was sold by the Rechler family members to a third party and four of the Option Properties were acquired by the Operating Partnership for an aggregate purchase price of approximately $35 million, which included the issuance of approximately 475,000 Units valued at approximately $8.8 million. Currently, certain Rechler family members retain their equity interests in the five remaining Option Properties (the "Remaining Option Properties") which were not contributed to the Operating Partnership as part of the IPO. Such options provide the Operating Partnership the right to acquire fee interest in two of the Remaining Option Properties and the Rechlers' minority interests in three Remaining Option Properties. The Independent Directors of the Company are currently reviewing whether the Company should exercise one or more of the options relating to the Remaining Option Properties.

        The Operating Partnership conducts its management, leasing and construction related services through the Company's taxable REIT subsidiaries as defined by the Internal Revenue Code of 1986 (the "Code"). These services are currently provided by Reckson Management Group, Inc., RANY Management Group, Inc., Reckson Construction Group New York, Inc. and Reckson Construction Group, Inc. (collectively, the "Service Companies") in which, as of September 30, 2002, the Operating Partnership owned a 97% non-controlling interest. An entity which is substantially owned by certain Rechler family members who are also executive officers of the Company owned a 3% controlling interest in the Service Companies. In order to minimize the potential for corporate conflicts of interests which became possible as a result of changes to the Code that permit REIT's to own 100% of taxable REIT subsidiaries, the Independent Directors of the Company approved the purchase by the Operating Partnership of the remaining 3% interest in the Service Companies. On October 1, 2002, the Operating Partnership acquired such 3% interests in the Service Companies for an aggregate purchase price of approximately $122,000. Such amount was less than the total amount of capital contributed to the Service Companies by the Rechler family members. As a result of the acquisition of the remaining interests in the Service Companies, the Operating Partnership commenced consolidating the operations of the Service Companies. During 2002, Reckson Construction Group, Inc. billed approximately $144,000 of market rate services and Reckson Management Group, Inc. billed approximately $313,000 of market rate management fees to the Remaining Option Properties. In addition, for the year ended December 31, 2002, Reckson Construction Group, Inc. performed market rate services, aggregating approximately $322,000 for a property in which certain executive officers maintain an equity interest.

        Reckson Management Group, Inc. leases 43,713 square feet of office and storage space at a Remaining Option Property for its corporate offices located in Melville, New York at an annual base rent of approximately $1.2 million. Reckson Management Group, Inc. also leases 10,722 square feet of warehouse space used for equipment, materials and inventory storage at a Remaining Option Property located in Deer Park, New York at an annual base rent of approximately $75,000.

        A company affiliated with an Independent Director of the Company leases 15,566 square feet in a property owned by the Operating Partnership at an annual base rent of approximately $431,500.

Reckson Strategic Venture Partners, LLC ("RSVP") leases 5,144 square feet in one of the Operating Partnership's joint venture properties at an annual base rent of approximately $176,000.

        During 1997, the Company formed FrontLine Capital Group, formerly Reckson Service Industries, Inc. ("FrontLine") and RSVP. RSVP is a real estate venture capital fund which invests primarily in real estate and real estate operating companies outside the Operating Partnership's core office and industrial focus and whose common equity is held indirectly by FrontLine. In connection with the formation and spin-off of FrontLine, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. The Operating Partnership advanced approximately $93.4 million under the FrontLine Facility. The Operating Partnership also approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility (the "RSVP Facility") having terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility hereafter, the "FrontLine Loans"). During March 2001, the Operating Partnership increased the RSVP Commitment to $110 million and as of December 31, 2002, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments by the Operating Partnership in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents loans made to FrontLine under the RSVP Facility. As of December 31, 2002, interest accrued (net of reserves) under the FrontLine Facility and the RSVP Facility was approximately $19.6 million. RSVP retained the services of two managing directors to manage RSVP's day-to-day operations. Prior to the spin off of Frontline, the Company guaranteed certain salary provisions of their employment agreements with RSVP Holdings, LLC, RSVP's common member. The term of these employment agreements is seven years commencing March 5, 1998, provided however, that the term may be earlier terminated after five years upon certain circumstances. The salary for each managing director is $1 million in the first five years and $1.6 million in years six and seven.

        At June 30, 2001, the Company assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, the Company formed a committee of its Board of Directors, comprised solely of independent directors, to consider any actions to be taken by the Company in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, the Company noted a significant deterioration in FrontLine's operations and financial condition and, based on its assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, the Company recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in its consolidated statements of operations relating to its investments in the FrontLine Loans and joint ventures with RSVP. The Operating Partnership has discontinued the accrual of interest income with respect to the FrontLine Loans. The Operating Partnership has also reserved against its share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions. If the RSVP-controlled joint ventures reported losses, the Operating Partnership would record its proportionate share of such losses.

        At December 31, 2001, the Operating Partnership, pursuant to Section 166 of the Code, charged off for tax purposes $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, the Operating Partnership charged off for tax purposes an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest.

        FrontLine is in default under the FrontLine Loans from the Operating Partnership and on June 12, 2002, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

        As a result of the foregoing, the net carrying value of the Operating Partnership's investments in the FrontLine Loans and joint venture investments with RSVP, inclusive of the Operating Partnership's share of previously accrued GAAP equity in earnings on those investments, is approximately $65 million which was reassessed with no change by management as of December 31, 2002. Such amount has been reflected in investments in service companies and affiliate loans and joint ventures on the Operating Partnership's consolidated balance sheet. The common and preferred members of RSVP are currently in dispute over certain provisions of the RSVP operating agreement. The members are currently negotiating to restructure the RSVP operating agreement to settle the dispute. There can be no assurances that the members will successfully negotiate a settlement.

        Both the FrontLine Facility and the RSVP Facility terminate on June 15, 2003, are unsecured and advances thereunder are recourse obligations of FrontLine. Notwithstanding the valuation reserve, under the terms of the credit facilities, interest accrued on the FrontLine Loans at a rate equal to the greater of (a) the prime rate plus two percent and (b) 12% per annum, with the rate on amounts that were outstanding for more than one year increasing annually at a rate of four percent of the prior year's rate. In March 2001, the credit facilities were amended to provide that (i) interest is payable only at maturity and (ii) the Company may transfer all or any portion of its rights or obligations under the credit facilities to its affiliates. The Company requested these changes as a result of changes in REIT tax laws. As a result of FrontLine's default under the FrontLine Loans, interest on borrowings thereunder accrue at default rates ranging between 13% and 14.5% per annum.

        Scott H. Rechler, who serves as Co-Chief Executive Officer and a director of the Company, serves as CEO and Chairman of the Board of Directors of FrontLine.

9. Fair Value of Financial Instruments

        In accordance with FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments", management has made the following disclosures of estimated fair value at December 31, 2002 as required by FASB Statement No. 107.

        Cash equivalents, accounts receivable, accounts payable and accrued expenses and variable rate debt are carried at amounts which reasonably approximate their fair values.

        The fair value of the Operating Partnership's long-term debt, mortgage notes and notes receivable is estimated based on discounting future cash flows at interest rates that management believes reflects the risks associated with long-term debt, mortgage notes and notes receivable of similar risk and duration. At December 31, 2002, the estimated aggregate fair value of the Operating Partnership's mortgage notes and notes receivable exceeded their carrying value by approximately $1.2 million and the aggregate fair value of the Operating Partnership's long term debt exceeded its carrying value by approximately $20.3 million.

        Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10. Rental Income

        The Operating Partnership's office and industrial/R&D properties are being leased to tenants under operating leases. The minimum rental amount due under certain leases are generally either subject to scheduled fixed increases or indexed escalations. In addition, the leases generally also require that the tenants reimburse the Operating Partnership for increases in certain operating costs and real estate taxes above base year costs.

        Expected future minimum rents to be received over the next five years and thereafter from leases in effect at December 31, 2002 are as follows (in thousands):

2003	$409,143
2004	395,029
2005	355,969
2006	309,136
2007	267,376
Thereafter	1,291,328

$3,027,981

        Minimum rental income is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due are included in deferred rents receivable on the accompanying balances sheets. Contractually due but unpaid rents are included in tenant receivables on the accompanying balance sheets.

        During the year ended December 31, 2002, the Operating Partnership incurred approximately $6.3 million of bad debt expense related to tenant receivables and deferred rents receivable which accordingly reduced total operating revenues on the accompanying statements of operations.

11. Segment Disclosure

        The Operating Partnership's portfolio consists of Class A office properties located within the New York City metropolitan area and Class A suburban office and industrial properties located and operated within the Tri-State Area (the "Core Portfolio"). The Operating Partnership's portfolio also includes one office property located in Orlando, Florida. The Operating Partnership has Managing Directors who report directly to the Company's Co-Presidents and Chief Financial Officer who have been identified as the Chief Operating Decision Makers because of their final authority over resource allocation, decisions and performance assessment.

        The Operating Partnership does not consider (i) interest incurred on its Credit Facility and Senior Unsecured Notes, (ii) the operating performance of the office property located in Orlando, Florida, (iii) the operating performance of those properties reflected as discontinued operations on the Operating Partnership's consolidated statements of operations and (iv) the operating results of the Service Companies as part of its Core Portfolio's property operating performance for purposes of its component disclosure set forth below.

        The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

        The following tables set forth the components of the Operating Partnership's revenues and expenses and other related disclosures, as required by Statement 131, for the years ended December 31 (in thousands):

	2002
	Core Portfolio	Other	Consolidated Totals
Revenues:
Base rents, tenant escalations and reimbursements	$442,485	$8,264	$450,749
Other income	380	6,940	7,320

Total Revenues	442,865	15,204	458,069

Expenses:
Property expenses	158,713	4,318	163,031
Marketing, general and administrative	16,322	12,892	29,214
Interest	44,028	36,678	80,706
Depreciation and amortization	94,167	8,277	102,444

Total Expenses	313,230	62,165	375,395

Income (loss) before preferred distributions, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss	$129,635	$(46,961)	$82,674

Total assets	$2,488,863	$423,189	$2,912,052

	2001
	Core Portfolio	Other	Consolidated Totals
Revenues:
Base rents, tenant escalations and reimbursements	$438,307	$9,256	$447,563
Other income	4,133	16,109	20,242

Total Revenues	442,440	25,365	467,805

Expenses:
Property expenses	153,043	2,934	155,977
Marketing, general and administrative	18,155	6,134	24,289
Interest	38,047	41,679	79,726
Depreciation and amortization	84,550	7,628	92,178

Total Expenses	293,795	58,375	352,170

Income (loss) before preferred distributions, minority interests, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss	$148,645	$(33,010)	$115,635

Total assets	$2,569,774	$429,008	$2,998,782

	2000
	Core Portfolio	Other	Consolidated Totals
Revenues:
Base rents, tenant escalations and reimbursements	$398,562	$9,751	$408,313
Other income	473	33,576	34,049

Total Revenues	399,035	43,327	442,362

Expenses:
Property expenses	144,011	2,526	146,537
Marketing, general and administrative	18,317	4,615	22,932
Interest	22,317	55,872	78,189
Depreciation and amortization	75,778	8,146	83,924

Total Expenses	260,423	71,159	331,582

Income (loss) before preferred distributions, minority interests, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss	$138,612	$(27,832)	$110,780

Total assets	$2,407,363	$592,431	$2,999,794

12. Non-Cash Investing and Financing Activities

        Additional supplement disclosures of non-cash inveseting and financing activities are as follows:

        On May 31, 2001, Metropolitan's minority partner, at its election, converted its preferred equity investment into 3,453,881 shares of the Company's Class A common stock based on a conversion price of $24.61 per share. As a result, the Operating Partnership issued 3,453,881 Class A common units to the Company.

        On December 21, 2001, in connection with the sale of a 49% indirect interest in the property located at 919 Third Avenue, New York, NY, the Operating Partnership's share of secured mortgage debt was reduced by approximately $122.1 million.

        During the year ended December 31, 2001, approximately 11,553 preferred units of limited partnership interest, with a liquidation preference value of approximately $11.6 million, were exchanged for 456,351 Units at an average price of $25.32 per Unit. In addition, the Company increased its general partnership interest in the Operating Partnership by acquiring 660,370 outstanding Units from certain limited partners in exchange for an equal number of shares of its Class A common stock.

        During the year ended December 31, 2002, approximately 11,303 preferred units of limited partnership interest, with a liquidation preference value of approximately $11.3 million, were exchanged for 451,934 Units at an average price of $24.66 per Unit. In addition, the Company increased its general partnership interest in the Operating Partnership by acquiring 666,468 outstanding Units from certain limited partners in exchange for an equal number of shares of its Class A common stock.

13. Commitments and Contingencies

        The Operating Partnership had outstanding undrawn letters of credit against its Credit Facility of approximately $1.0 million and $37.4 million at December 31, 2002 and 2001, respectively.

        HQ Global Workplaces, Inc. ("HQ"), one of the largest providers of flexible officing solutions in the world and which is controlled by FrontLine, currently operates nine (formerly eleven) executive office centers in the Operating Partnership's properties, three of which are held through joint ventures. The leases under which these office centers operate expire between 2008 and 2011, encompass approximately 202,000 square feet and have current contractual annual base rents of approximately $6.1 million. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to HQ filing for bankruptcy protection it defaulted under their leases with the Operating Partnership. Further, effective March 13, 2002, the Bankruptcy Court granted HQ's petition to reject two of its leases with the Operating Partnership. The two rejected leases aggregated approximately 23,900 square feet and provided for contractual base rents of approximately $548,000 for the 2002 calendar year. Commencing April 1, 2002 and pursuant to the bankruptcy filing, HQ has been paying current rental charges under its leases with the Operating Partnership, other than under the two rejected leases. The Operating Partnership is in negotiation to restructure four of the leases and leave the terms of the remaining five leases unchanged. All negotiations with HQ are conducted through a committee designated by the Company's Board and chaired by an independent director. There can be no assurance as to whether any deal will be consummated with HQ or if HQ will affirm or reject any or all of its remaining leases with the Operating Partnership. As a result of the foregoing, the Operating Partnership has reserved approximately $550,000 (net of minority partners' interests and including the Operating Partnership's share of unconsolidated joint venture interest), or 74%, of the amounts due from HQ as of December 31, 2002. Scott H. Rechler serves as non-executive Chairman of the Board of HQ and Jon Halpern is the Chief Executive Officer and a director of HQ.

        WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased, as of December 31, 2002, approximately 527,000 square feet in thirteen of the Operating Partnership's properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The total annualized base rental revenue from these leases amounted to approximately $12.0 million, or 2.9% of the Operating Partnership's total 2002 annualized rental revenue, making it the Operating Partnership's second largest tenant based on base rental revenue earned on a consolidated basis. All of WorldCom's leases were current on base rental charges through December 31, 2002 and the Operating Partnership currently holds approximately $300,000 in security deposits relating to these leases. In February 2003, the Bankruptcy Court granted WorldCom's petition to reject three of its leases with the Operating Partnership. The three rejected leases aggregated approximately 192,000 square feet and provided for contractual base rents of approximately $4.8 million for the 2002 calendar year. The Operating Partnership is currently in negotiations to restructure the remaining WorldCom leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with the Operating Partnership. As a result of the foregoing, the Operating Partnership has written off approximately $1.1 million of deferred rent receivable. In addition, the Operating Partnership reserved an additional $475,000 against the deferred rents receivable representing approximately 46% of the outstanding deferred rents receivable attributable to the remaining WorldCom leases.

        MetroMedia Fiber Network Services, Inc. ("MetroMedia"), which leased approximately 112,000 square feet in one property from the Operating Partnership, voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in May 2002. MetroMedia's lease with the Operating Partnership provided for contractual base rent of approximately $25 per square foot amounting to $2.8 million per calendar year and expired in May 2010. In July 2002, the Bankruptcy Court granted MetroMedia's petition to restructure and reduce space under its existing lease. As a result, the lease was amended to reduce MetroMedia's space by 80,357 square feet to 31,718 square feet. Annual base rent on the 31,718 square feet MetroMedia will continue to lease is $25 per square foot amounting to approximately $793,000 per annum. Further, pursuant to the Bankruptcy Court order MetroMedia is required to pay to the Operating Partnership a surrender fee of approximately $1.8 million. As a result of the foregoing, the Operating Partnership wrote-off approximately $388,000 of deferred rent receivable relating to this lease and recognized the aforementioned surrender fee.

        Arthur Andersen, LLP ("AA") leased approximately 38,000 square feet in one of the Operating Partnership's New York City buildings. AA's lease with the Operating Partnership provided for base rent of approximately $2 million on an annualized basis and expired in April 2004. AA has experienced significant financial difficulties with its business and as a result has entered into a lease termination agreement with the Operating Partnership effective November 30, 2002. In October 2002, AA paid the Operating Partnership for all base rental and other charges through November 30, 2002 and a lease termination fee of approximately $144,000. As a result of the foregoing, the Operating Partnership has written off approximately $130,000 of deferred rent receivable attributable to AA's lease.

14. Quarterly Financial Data (Unaudited)

        As a result of Statement No.144, we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the properties classified as held for sale during 2002.

        The following summary represents the Operating Partnership's results of operations for each fiscal quarter during 2002 and 2001 (in thousands, except unit data):

	2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$112,234	$112,556	$116,863	$116,416

Income before distributions to preferred unit holders, minority interests, equity in earnings of real estate joint ventures and service companies gain on sales of real estate, discontinued operations and extraordinary loss	$24,210	$21,403	$18,999	$18,062
Preferred unit distributions	(5,948)	(5,767)	(5,760)	(5,648)
Minority partners' interest in consolidated partnerships	(5,120)	(4,813)	(4,446)	(4,351)
Equity in earnings of real estate joint ventures and service companies	335	159	104	515
Gain on sales of real estate	537	—	—	—
Discontinued operations	3,902	4,486	9,178	3,780
Extraordinary loss	—	—	—	(2,602)

Net income allocable to common unit holders	$17,916	$15,468	$18,075	$9,756

Net income allocable to:
Class A common units(a)	$14,093	$12,211	$14,275	$7,707
Class B common units(a)	3,823	3,257	3,800	2,049

Total	$17,916	$15,468	$18,075	$9,756

Net income per weighted average common unit:
Class A common(a)	$.25	$.21	$.25	$.14
Class B common(a)	$.37	$.32	$.38	$.21
Weighted average common units outstanding:
Class A common	57,520,000	58,275,000	56,802,000	55,660,000
Class B common	10,284,000	10,284,000	10,101,000	9,915,000

(a)
The net income allocable to common unit holders for the first, second and third quarters as previously reported has been adjusted to record the amortization of stock loans to certain executive and senior officers of the Company and other costs incurred by the Company on behalf of the Operating Partnership. These amounts aggregated approximately $.95 million, $.94 million and $1.1 million, respectively. Such amounts also adjusted net income per weighted average common unit as follows:

	First Quarter	Second Quarter	Third Quarter
Class A common	$(.01)	$(.01)	$(.02)
Class B common	$(.02)	$(.02)	$(.03)

        The following summary represents the Operating Partnership's results of operations for each fiscal quarter during 2001 and 2000 (in thousands, except unit data):

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$117,698	$118,936	$119,077	$112,094

Income before distributions to preferred unit holders, minority interests, valuation reserves, equity in earnings of real estate joint ventures and service companies, gain on sales of real estate, discontinued operations and extraordinary loss	$32,764	$30,322	$27,602	$24,947
Preferred unit distributions	(6,085)	(5,928)	(5,996)	(5,968)
Minority partners' interest in consolidated partnerships	(5,755)	(4,065)	(3,065)	(3,090)
Valuation reserves on investments in affiliate loans and joint ventures and other investments	—	—	(163,000)	(3,101)
Equity in earnings of real estate joint ventures and service companies	398	801	505	383
Gain on sales of real estate	—	—	972	19,201
Discontinued operations	3,083	2,304	2,981	2,745
Extraordinary loss	—	—	(2,898)	—

Net income (loss) allocable to common unit holders	$24,405	$23,434	$(142,899)	$35,117

Net income (loss) allocable to:
Class A common units	$18,765	$18,535	$(112,159)	$27,576
Class B common units	5,640	4,899	(30,740)	7,541

Total	$24,405	$23,434	$(142,899)	$35,117

Net income (loss) per weighted average common unit:
Class A common	$.35	$.34	$(1.96)	$.48
Class B common	$.55	$.48	$(2.99)	$.73
Weighted average common units outstanding:
Class A common	53,177,000	54,984,000	57,368,000	57,499,000
Class B common	10,284,000	10,284,000	10,284,000	10,284,000

15.    Subsequent events

        On September 10, 2003, the Company announced that it had entered into agreements relating to the disposition of its Long Island industrial building portfolio (the "Disposition") to members of the Rechler family for approximately $315.5 million in cash and other consideration. The transactions contemplated by the agreements were consummated on November 10 and November 12, 2003. As a result, the Company has disposed of all but three of its 95 property, 5.9 million square foot, Long Island industrial building portfolio for approximately $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of Reckson Operating Partnership, L.P. valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under the Company's unsecured revolving credit facility (the "Credit Facility"). The remaining three properties, two of which are subject to transfer pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), are anticipated to close within three to six months.

        In addition, four of the five remaining options granted to the Company at the time of the Company's IPO to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with the Company's management contracts relating to three of such properties. In return the Company received an aggregate payment from the Rechler family members of $972,000. Rechler family members also extended the term of the remaining option on the property located at 225 Broadhollow Road, Melville, New York (the Company's current headquarters) for five years and released the Company from approximately 15,500 square feet under its lease at this property. In connection with the restructuring of the remaining option the Rechler family members paid the Company $1 million in return for the Company's agreement not to exercise the option during the next three years. As part of the agreement, the exercise price of the option payable by the Company was increased by $1 million. In addition, as part of the transaction, the Rechler family entity was granted rights of first refusal with respect to five vacant land parcels located near the industrial properties for a period of five years.

        On November 10, 2003, in connection with the Company's sale of its Long Island industrial building portfolio and the settlement of the employment contracts of the departing Rechler family members, the Company incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under the Company's historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $575,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689, or 100% of their rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in the Company's March 2003 LTIP, each received 8,681 shares of the Company's Class A common stock related to the service component of their core award which was valued at $399,000 in the aggregate. In addition, if the Company attains its annual performance measure in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they had remained in continuous employment with the Company. The remainder of their core awards, aggregating 208,334 shares of Class A common stock, was forfeited as was the entire amount of their special outperformance component of the March 2003 LTIP.

        In November 2003, the Company also disposed of a 181,000 square foot office property located on Long Island for approximately $24.3 million. Net proceeds from the sale were used to repay the Credit Facility.

        In accordance with the provisions of FASB Statement No. 144, the Company has separately identified and classified the assets and liabilities of the aforementioned 95 industrial properties and the office property located on Long Island on its consolidated balance sheets as held for sale. In addition, income from the operations of these properties has been reflected on the Company's consolidated statements of operations as income from discontinued operations.

        During 2003, as a result of the Disposition and in compliance with Statement No. 144, the Company has reported revenues and expenses from those properties as income from discontinued operations in 2003. The Company has revised the historical financial statements in connection with Statement No. 144 to reflect the Disposition and the sale of an office building in Long Island as discontinued operations, which had no impact on net income (loss) available to common shareholders. Statement No. 144 only impacted the presentation of these properties within the consolidated statements of operations.

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B		Column C			Column D		Column E			Column F	Column G	Column H	Column I
			Initial Cost			Cost Capitalized, Subsequent to Acquisition		Gross Amount at which Carried at Close of Period
Description	Encumbrance		Land		Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Vanderbilt Industrial Park, Hauppauge, New York (27 buildings in an industrial park)	—		$1,940		$9,955	173	14,258	2,113	24,213	26,326	16,514	1961–1979	1961–1979	10–30 Years
85 Nicon Court Hauppauge, New York	—		797		2,818	—	243	797	3,061	3,858	684	1984	1995	10–30 Years
104 Parkway Drive So., Hauppauge, New York	—		54		804	—	236	54	1,040	1,094	232	1985	1996	10–30 Years
125 Ricefield Lane Hauppauge, New York	—		13		852	—	332	13	1,184	1,197	425	1973	1996	10–30 Years
120 Ricefield Lane Hauppauge, New York	—		16		1,051	—	422	16	1,473	1,489	320	1983	1996	10–30 Years
135 Ricefield Lane Hauppauge, New York	—		24		906	—	473	24	1,379	1,403	529	1981	1996	10–30 Years
1997 Portfolio Acquisition, Hauppauge, New York (10 additional buildings in Vanderbilt Industrial Park)	—		930	(B)	20,619	—	4,011	930	24,630	25,560	5,385	1974–1982	1997	10–30 Years
425 Rabro Drive Hauppauge, New York	—		665		3,489	—	398	665	3,887	4,552	732	1980	1997	10–30 Years
600 Old Willets Path Hauppauge, New York	—		295		3,521	—	727	295	4,248	4,543	788	1999	1999	10–30 Years
Airport International Plaza, Islip, New York (17 buildings in an industrial park)	2,616	(C)	1,263		13,608	—	11,814	1,263	25,422	26,685	17,794	1970–1988	1970–1988	10–30 Years
120 Wilbur Place Islip, New York	—		202		1,154	8	247	210	1,401	1,611	234	1972	1998	10–30 Years
2004 Orville Drive North Islip, New York	—		633		4,226	—	1,431	633	5,657	6,290	1,689	1998	1996	10–30 Years
2005 Orville Drive North Islip, New York	—		984		5,410	—	1,176	984	6,586	7,570	1,071	1999	1996	10–30 Years
County Line Industrial Center, Melville, New York (3 buildings in an industrial park)	—		628		3,686	—	2,848	628	6,534	7,162	5,264	1975–1979	1975–1979	10–30 Years
30 Hub Drive Melville, New York	—		469		1,571	—	324	469	1,895	2,364	525	1976	1996	10–30 Years

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B	Column C			Column D		Column E			Column F	Column G	Column H	Column I
		Initial Cost			Cost Capitalized, Subsequent to Acquisition		Gross Amount at which Carried at Close of Period
Description	Encumbrance	Land		Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
32 Windsor Place, Islip, New York	—	32		321	—	46	32	367	399	367	1971	1971	10–30 Years
42 Windsor Place Islip, New York	—	48		327	—	700	48	1,027	1,075	857	1972	1972	10–30 Years
505 Walt Whitman Rd., Huntington, New York	—	140		42	—	59	140	101	241	88	1950	1968	10–30 Years
1170 Northern Blvd., N. Great Neck, New York	—	30		99	—	187	30	286	316	133	1947	1962	10–30 Years
50 Charles Lindbergh Blvd., Mitchel Field, New York	—	(A	)	12,089	—	5,973	0	18,062	18,062	11,458	1984	1984	10–30 Years
200 Broadhollow Road Melville, New York	—	338		3,354	—	3,562	338	6,916	7,254	4,726	1981	1981	10–30 Years
48 South Service Road Melville, New York	—	1,652		10,245	—	5,611	1,652	15,856	17,508	9,189	1986	1986	10–30 Years
395 North Service Road Melville, New York	19,709	(A	)	15,551	—	7,575	0	23,126	23,126	13,405	1988	1988	10–30 Years
6800 Jericho Turnpike Syosset, New York	13,922	582		6,566	—	10,092	582	16,658	17,240	11,083	1977	1978	10–30 Years
6900 Jericho Turnpike Syosset, New York	7,348	385		4,228	—	3,931	385	8,159	8,544	5,035	1982	1982	10–30 Years
300 Motor Parkway Hauppauge, New York	—	276		1,136	—	1,833	276	2,969	3,245	1,775	1979	1979	10–30 Years
88 Duryea Road Melville, New York	—	200		1,565	—	823	200	2,388	2,588	1,496	1980	1980	10–30 Years
210 Blydenburgh Road Islandia, New York	—	11		158	—	175	11	333	344	315	1969	1969	10–30 Years
208 Blydenburgh Road Islandia, New York	—	12		192	—	188	12	380	392	344	1969	1969	10–30 Years
71 Hoffman Lane Islandia, New York	—	19		260	—	206	19	466	485	433	1970	1970	10–30 Years
933 Motor Parkway Hauppauge, New York	—	106		375	—	411	106	786	892	692	1973	1973	10–30 Years
85 South Service Road Plainview, New York	—	24		145	—	13	24	158	182	153	1961	1961	10–30 Years
333 Earl Ovington Blvd., (Omni) Mitchel Field, New York	53,864	(A	)	67,221	—	22,053	0	89,274	89,274	30,782	1990	1995	10–30 Years

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B	Column C			Column D		Column E			Column F	Column G	Column H	Column I
		Initial Cost			Cost Capitalized, Subsequent to Acquisition		Gross Amount at which Carried at Close of Period
Description	Encumbrance	Land		Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
135 Fell Court Islip, New York	—	462		1,265	—	273	462	1,538	2,000	509	1965	1992	10–30 Years
40 Cragwood Road South Plainfield, New Jersey	—	725		7,131	—	6,034	725	13,165	13,890	8,397	1970	1983	10–30 Years
110 Marcus Drive Huntington, New York	—	390		1,499	—	107	390	1,606	1,996	1,310	1980	1980	10–30 Years
333 East Shore Road Great Neck, New York	—	(A	)	564	—	456	0	1,020	1,020	700	1976	1976	10–30 Years
310 East Shore Road Great Neck, New York	—	485		2,009	—	2,344	485	4,353	4,838	2,277	1981	1981	10–30 Years
70 Schmitt Blvd. Farmingdale, New York	—	727		3,408	—	33	727	3,441	4,168	845	1965	1995	10–30 Years
19 Nicholas Drive Yaphank, New York	—	160		7,399	5	6,160	165	13,559	13,724	2,556	1989	1995	10–30 Years
1516 Motor Parkway Hauppauge, New York	—	603		6,722	—	472	603	7,194	7,797	1,737	1981	1995	10–30 Years
35 Pinelawn Road Melville, New York	—	999		7,073	—	2,786	999	9,859	10,858	2,802	1980	1995	10–30 Years
520 Broadhollow Road Melville, New York	—	457		5,572	(1)	2,794	456	8,366	8,822	2,723	1978	1995	10–30 Years
1660 Walt Whitman Road Melville, New York	—	370		5,072	—	1,102	370	6,174	6,544	1,417	1980	1995	10–30 Years
70 Maxess Road Melville, New York	—	367		1,859	95	2,957	462	4,816	5,278	1,239	1967	1995	10–30 Years
20 Melville Park Rd., Melville, New York	—	391		2,650	—	106	391	2,756	3,147	603	1965	1996	10–30 Years
105 Price Parkway Farmingdale, New York	—	2,030		6,327	—	469	2,030	6,796	8,826	1,632	1969	1996	10–30 Years
48 Harbor Park Drive Port Washington, New York	—	1,304		2,247	—	520	1,304	2,767	4,071	563	1976	1996	10–30 Years
60 Charles Lindbergh Mitchel Field, New York	—	(A	)	20,800	—	4,198	0	24,998	24,998	6,078	1989	1996	10–30 Years
505 White Plains Road Tarrytown, New York	—	210		1,332	—	342	210	1,674	1,884	497	1974	1996	10–30 Years
555 White Plains Road Tarrytown, New York	—	712		4,133	51	4,656	763	8,789	9,552	3,554	1972	1996	10–30 Years

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
		Initial Cost		Cost Capitalized, Subsequent to Acquisition		Gross Amount at which Carried at Close of Period
Description	Encumbrance	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date acquired	Life on which Depreciation is Computed
560 White Plains Road Tarrytown, New York	—	1,521	8,756	(1)	4,479	1,520	13,235	14,755	3,606	1980	1996	10–30 Years
580 White Plains Road Tarrytown, New York	12,685	2,414	14,595	—	3,553	2,414	18,148	20,562	5,294	1997	1996	10–30 Years
660 White Plains Road Tarrytown, New York	—	3,929	22,640	45	6,431	3,974	29,071	33,045	7,976	1983	1996	10–30 Years
Landmark Square Stamford, Connecticut	45,090	11,603	64,466	832	31,464	12,435	95,930	108,365	19,337	1973–1984	1996	10–30 Years
110 Bi-County Blvd. Farmingdale, New York	3,635	2,342	6,665	—	406	2,342	7,071	9,413	1,508	1984	1997	10–30 Years
One Eagle Rock, East Hanover, New Jersey	—	803	7,563	—	3,151	803	10,714	11,517	3,087	1986	1997	10–30 Years
710 Bridgeport Avenue Shelton, Connecticut	—	5,405	21,620	7	946	5,412	22,566	27,978	4,493	1971–1979	1997	10–30 Years
101 JFK Expressway Short Hills, New Jersey	—	7,745	43,889	(3,098)	(16,116)	4,647	27,773	32,420	5,132	1981	1997	10–30 Years
10 Rooney Circle West Orange, New Jersey	—	1,302	4,615	1	1,002	1,303	5,617	6,920	1,096	1971	1997	10–30 Years
Executive Hill Office Park West Orange, New Jersey	—	7,629	31,288	4	2,778	7,633	34,066	41,699	6,337	1978–1984	1997	10–30 Years
3 University Plaza Hackensack, New Jersey	—	7,894	11,846	—	2,684	7,894	14,530	22,424	3,136	1985	1997	10–30 Years
150 Motor Parkway Hauppauge, New York	—	1,114	20,430	—	3,479	1,114	23,909	25,023	5,028	1984	1997	10–30 Years
Reckson Executive Park Ryebrook, New York	—	18,343	55,028	—	4,550	18,343	59,578	77,921	10,587	1983–1986	1997	10–30 Years
University Square Princeton, New Jersey	—	3,288	8,888	(1)	1,694	3,287	10,582	13,869	1,774	1987	1997	10–30 Years
100 Andrews Road Hicksville, New York	—	2,337	1,711	151	5,742	2,488	7,453	9,941	1,897	1954	1996	10–30 Years
80 Grasslands Elmsford, New York	—	1,208	6,728	—	606	1,208	7,334	8,542	1,389	1989/1964	1997	10–30 Years
65 Marcus Drive Melville, New York	—	295	1,966	56	954	351	2,920	3,271	724	1968	1996	10–30 Years
100 Forge Way Rockaway, New Jersey	—	315	902	—	98	315	1,000	1,315	190	1986	1998	10–30 Years

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B	Column C			Column D			Column E			Column F	Column G	Column H	Column I
		Initial Cost			Cost Capitalized, Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period
Description	Encumbrance	Land		Buildings and Improvements	Land		Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
200 Forge Way Rockaway, New Jersey	—	1,128		3,228	—		483	1,128	3,711	4,839	630	1989	1998	10–30 Years
300 Forge Way Rockaway, New Jersey	—	376		1,075	—		254	376	1,329	1,705	328	1989	1998	10–30 Years
400 Forge Way Rockaway, New Jersey	—	1,142		3,267	—		187	1,142	3,454	4,596	580	1989	1998	10–30 Years
51–55 Charles Lindbergh Blvd. Mitchel Field, New York	—	(A	)	27,975	—		4,292	0	32,267	32,267	7,035	1981	1998	10–30 Years
100 Summit Drive Valhalla, New York	19,101	3,007		41,351	—		4,879	3,007	46,230	49,237	8,114	1988	1998	10–30 Years
115/117 Stevens Avenue Valhalla, New York	—	1,094		22,490	—		1,911	1,094	24,401	25,495	3,928	1984	1998	10–30 Years
200 Summit Lake Drive Valhalla, New York	19,373	4,343		37,305	—		4,010	4,343	41,315	45,658	6,718	1990	1998	10–30 Years
140 Grand Street White Plains, New York	—	1,932		18,744	(1)		300	1,931	19,044	20,975	3,078	1991	1998	10–30 Years
500 Summit Lake Drive Valhalla, New York	—	7,052		37,309	—		7,837	7,052	45,146	52,198	7,159	1986	1998	10–30 Years
99 Cherry Hill Road Parsippany, New Jersey	—	2,360		7,508	5		1,330	2,365	8,838	11,203	1,340	1982	1998	10–30 Years
119 Cherry Hill Road Parsippany, New Jersey	—	2,512		7,622	6		1,097	2,518	8,719	11,237	1,425	1982	1998	10–30 Years
45 Melville Park Road Melville, New York	—	355		1,487	(1)		1,825	354	3,312	3,666	763	1998	1998	10–30 Years
500 Saw Mill River Road Elmsford, New York	—	1,542		3,796	—		205	1,542	4,001	5,543	670	1968	1998	10–30 Years
120 W.45th Street New York, New York	64,263	28,757		162,809	7,721	(D)	3,756	36,478	166,565	203,043	20,103	1998	1999	10–30 Years
1255 Broad Street Clifton, New Jersey	—	1,329		15,869	—		4,077	1,329	19,946	21,275	2,922	1999	1999	10–30 Years
810 7th Avenue New York, New York	82,854	26,984	(A)	152,767	117		13,920	27,101	166,687	193,788	20,037	1970	1999	10–30 Years
120 Mineola Blvd. Mineola, New York	—	1,869		10,603	5		1,041	1,874	11,644	13,518	1,500	1977	1999	10–30 Years
100 Wall Street New York, New York	35,904	11,749		66,517	93		9,798	11,842	76,315	88,157	9,382	1969	1999	10–30 Years
One Orlando Orlando, Florida	38,366	9,386		51,136	32		3,779	9,418	54,915	64,333	6,566	1987	1999	10–30 Years
1350 Avenue of the Americas New York, New York	74,631	19,222		109,168	—		18,037	19,222	127,205	146,427	12,397	1966	2000	10–30 Years
919 3rd. Avenue New York, New York	246,651	101,644	(A)	205,736	12,795		86,412	114,439	292,148	406,587	16,375	1970	2000	10–30 Years
538 Broadhollow Road Melville, New York	—	3,900		21,413	—		1,038	3,900	22,451	26,351	1,802	2000	2000	10–30 Years
360 Hamilton Avenue White Plains, New York	—	2,838		34,606	—		21,351	2,838	55,957	58,795	6,319	2000	2000	10–30 Years

RECKSON OPERATING PARTNERSHIP, L.P.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2002
(IN THOUSANDS)

Column A	Column B	Column C			Column D		Column E			Column F	Column G	Column H	Column I
		Initial Cost			Cost Capitalized, Subsequent to Acquisition		Gross Amount at which carried at Close of Period
Description	Encumbrance	Land		Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
492 River Road, Nutley, New Jersey	—	2,615		5,102	—	4,145	2,615	9,247	11,862	924	2000	2000	10–30 Years
275 Broadhollow Road, Melville, New York	—	3,850		12,958	—	312	3,850	13,270	17,120	1,813	1970	1997	10–30 Years
400 Garden City Plaza, Garden City, New York	—	9,081		17,004	—	667	9,081	17,671	26,752	2,166	1989	1997	10–30 Years
90 Merrick Avenue, East Meadow, New York	—	(A	)	23,804	—	1,111	0	24,915	24,915	3,563	1985	1997	10–30 Years
120 White Plains Road, Tarrytown, New York	—	3,852		24,861	—	359	3,852	25,220	29,072	3,076	1984	1997	10–30 Years
100 White Plains Road, Tarrytown, New York	—	79		472	—	79	79	551	630	39	1984	1997	10–30 Years
51 JFK Parkway, Short Hills, New Jersey	—	10,053		62,504	1	824	10,054	63,328	73,382	7,619	1988	1998	10–30 Years
680 Washington Blvd, Stamford, Connecticut	—	4,561		23,698	—	168	4,561	23,866	28,427	2,883	1989	1998	10–30 Years
750 Washington Blvd, Stamford, Connecticut	—	7,527		31,940	—	139	7,527	32,079	39,606	3,738	1989	1998	10–30 Years
1305 Walt Whitman Road, Melville, New York	—	3,934		24,040	—	41	3,934	24,081	28,015	3,043	1999	1999	10–30 Years
50 Marcus Drive, Melville, New York	—	930		13,600	65	4,912	995	18,512	19,507	1,106	2001	1998	10–30 Years
100 Grasslands Road, Elmsford, New York	—	289		3,382	—	1,214	289	4,596	4,885	460	2001	1997	10–30 Years
2002 Orville Drive, North Bohemia, New York	—	1,950		9,959	—	254	1,950	10,213	12,163	919	2001	1996	10–30 Years
390 Motor Parkway, Hauppauge, New York	—	240		5,787	—	833	240	6,620	6,860	1,046	2001	1997	10–30 Years
58 South Service Road, Melville, New York	—	1,061		—	6,886	42,218	7,947	42,218	50,165	1,308	2001	1998	10–30 Years
400 Moreland Road, Commack, New York	—	343		1,219	1,141	1,510	1,484	2,729	4,213	41	2002	1997	10–30 Years
103 JFK Parkway, Short Hills, New Jersey	—	3,098		18,011	217	9,585	3,315	27,596	30,911	2,854	2002	1997	10–30 Years
Land held for development	—	92,924		—	—	—	92,924		92,924	—	N/A	Various	N/A
Developments in progress	—	—		28,311	—	—	—	28,311	28,311	—
Other property	—	—		—	—	18,650	—	18,650	18,650	2,713

Total	$740,012	$483,555		$1,968,635	$27,409	$474,928	$510,964	$2,443,563	$2,954,527	$445,029

A
These land parcels, or a portion of the land parcels, on which the building and improvements were constructed are subject to a ground lease.

B
The land parcel on which the building and improvements were constructed for one property is subject to a ground lease.

C
The Encumbrance of $2,616 is related to one property.

D
Includes costs incurred to acquire the lessor's rights to an air rights lease agreement.

        The aggregate cost of Federal Income Tax purposes was approximately $2,191 million at December 31, 2002.

Reckson Operating Partnership, L. P.
Schedule III—Real Estate and Accumulated Depreciation
(in thousands)

        The changes in real estate for each of the periods in the three years ended December 31, 2002 are as follows:

	2002	2001	2000
Real estate balance at beginning of period	$2,880,879	$2,770,607	$2,208,399
Improvements/revaluations	91,900	193,492	166,260
Disposal, including write-off of fully depreciated building improvements	(18,252)	(83,220)	(52,092)
Acquisitions	—	—	448,040

Balance at end of period	$2,954,527	$2,880,879	$2,770,607

        The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, furniture and fixtures, for each of the periods in the three years ended December 31, 2002 are as follows:

	2002	2001	2000
Balance at beginning of period	$357,112	$284,315	$215,112
Depreciation for period	91,940	83,316	71,478
Disposal, including write-off of fully depreciated building improvements	(4,023)	(10,519)	(2,275)

Balance at end of period	$445,029	$357,112	$284,315

PROSPECTUS

$744,739,654
RECKSON ASSOCIATES REALTY CORP.
Common Stock, Common Stock Warrants,
Preferred Stock, Depositary Shares and Preferred Stock Warrants

$150,000,000
RECKSON OPERATING PARTNERSHIP, L.P.
Debt Securities

        Reckson Associates Realty Corp. may offer up to $744,739,654 of shares of its Class A common stock, shares of its preferred stock, depositary shares representing interests in its preferred stock, and warrants to purchase shares of its Class A common stock or preferred stock. Reckson Associates' Class A common stock is listed on the New York Stock Exchange under the symbol "RA."

        Reckson Operating Partnership, L.P. may offer up to $150,000,000 of its debt securities in one or more series. If any of the Operating Partnership's debt securities are not rated investment grade by at least one nationally recognized statistical rating organization at the time of issuance, these non-investment grade debt securities will be fully and unconditionally guaranteed by Reckson Associates as to payment of principal, premium, if any, and interest.

        We may offer the securities at prices and on terms to be set forth in one or more supplements to this prospectus. The securities may be offered directly, through agents on our behalf or through underwriters or dealers.

        The terms of the securities may include limitations on ownership and restrictions on transfer thereof as may be appropriate to preserve the status of Reckson Associates as a real estate investment trust for United States federal income tax purposes.

        See "Risk Factors" beginning on page 2 of this prospectus for a description of risks that should be considered by purchasers of the securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2004.

RISK FACTORS

        This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed below. An investment in the securities involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this prospectus and the related prospectus supplement before purchasing the securities offered by the related prospectus supplement.

•    We are dependent on the New York Tri-State area market due to limited geographic diversification and our financial results may suffer as a result of a decline in economic conditions in such area

        A decline in the economic conditions in the New York tri-state area (the "Tri-State Area") and for commercial real estate could adversely affect our business, financial condition and results of operations.    All of our properties, except one office property located in Orlando, Florida, are located in the Tri-State Area, although our organizational documents do not restrict us from owning properties outside this area. Each of our five markets are located in New York City and the suburbs of New York City and may be similarly affected by economic changes in this area. A significant downturn in the financial services industry and related industries would likely have a negative effect on these markets and on the performance of our properties.

        The risk of terrorist attacks, particularly in New York City, may adversely affect the value of our New York City properties and our ability to generate cash flow. There may be a decrease in demand in metropolitan areas that are considered at risk for future terrorist attacks, and this decrease may reduce our revenues from property rentals.

        The following is a breakdown of our office and industrial properties for each of our five markets at November 30, 2003:

	Number of Properties(1)	Square Footage	Annual Base Rent(2)
Long Island
Office	26	3,880,896	$85,874,818
Industrial	3	143,489	$797,763
Westchester
Office	21	3,041,214	$62,416,676
Industrial	2	139,690	$1,891,238
New Jersey
Office	16	1,968,670	$42,465,769
Industrial	5	320,261	$2,732,801
Connecticut
Office	9	1,271,248	$28,227,098
Industrial	1	452,414	$2,032,502
New York City
Office	5	3,500,050	$130,319,777

(1)
We also own one 355,000 square foot office building located in Orlando, Florida, one retail property encompassing approximately 9,300 square feet on Long Island and 313 acres of land on which Reckson Associates can develop approximately three million square feet of office space and approximately 400,000 square feet of industrial space.

(2)
Represents base rents from leases in place as of November 30, 2003 for the period December 1, 2003 through November 30, 2004, excluding the reimbursement by tenants of electrical costs.

•    Debt servicing and refinancing, increases in interest rates and financial and other covenants could adversely affect our economic performance

        Dependence upon debt financing; risk of inability to service or refinance debt.    In order to qualify as a real estate investment trust, or REIT, for federal income tax purposes, we are required to distribute at least 90% of our taxable income. As a result, we are more reliant on debt or equity financings than many other non-REIT companies that are able to retain more of their income.

        We are subject to the risks associated with debt financing.    Our cash flow could be insufficient to meet required payments of principal and interest. We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity, or the terms of such refinancing might not be as favorable as the terms of the existing indebtedness. As of November 30, 2003, the weighted average maturity of our existing indebtedness was approximately 5.7 years and our total existing indebtedness was approximately $1.3 billion. We also may not be able to refinance any indebtedness we incur in the future. Finally, we may not be able to obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

        Rising interest rates could adversely affect cash flow.    We conduct all of our operations through, and serve as the sole general partner of, the Operating Partnership. Increases in interest rates could increase the Operating Partnership's interest expense, which could adversely affect its ability to service its indebtedness or to pay dividends to our stockholders. As of November 30, 2003, approximately 14.9% of our debt was variable rate debt and our total debt was approximately $1.3 billion. Outstanding advances under the Operating Partnership's credit facility bear interest at variable rates. In addition, we may incur indebtedness in the future that also bears interest at a variable rate.

        Covenants in our debt agreements could adversely affect our financial condition and our ability to make distributions.    The Operating Partnership has a three-year unsecured credit facility from JPMorgan Chase Bank, as Administrative Agent, which provides for a maximum borrowing amount of up to $500 million. The credit facility matures in December 2005, contains options for a one-year extension subject to a fee of 25 basis points and, upon receiving additional lender commitments, increasing the maximum revolving credit amount to $750 million. The ability of the Operating Partnership to borrow under the credit facility is subject to certain covenants, including covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios, a minimum equity value and a maximum dividend payout ratio. The credit facility also contains a financial covenant limiting the amount of cash distributions that we may pay to holders of our common stock during any fiscal quarter if they exceed, when added to all distributions paid during the three immediately preceding quarters, the greater of:

  •
  90% of our funds from operations; and

  •
  the amounts required in order for us to continue to qualify as a REIT.

        We rely on borrowings under the Operating Partnership's credit facility to finance acquisition and development activities and for working capital purposes. Although the Operating Partnership presently is in compliance with the covenants under the credit facility, the Operating Partnership's ability to borrow under such facility is subject to continued compliance with the financial and other covenants contained therein. There is no assurance that the Operating Partnership will continue to be in compliance. If the Operating Partnership is unable to borrow under its credit facility, it could adversely affect our financial condition, including our ability to service our indebtedness or pay dividends to our stockholders.

        In addition, the mortgage loans which are secured by certain of our properties contain customary covenants, including covenants that require us to maintain property insurance in an amount equal to replacement cost of the properties. In the event that we were unable to obtain such insurance, there can be no assurance that the lenders under our mortgage loans would not take the position that exclusions from our coverage for losses due to terrorist acts is a breach of a covenant which, if uncured, could allow the lenders to declare an event of default and accelerate repayment of the mortgage loans. Other outstanding debt instruments contain standard cross default provisions that would be triggered in the event of an acceleration of the mortgage loans. This matter could adversely affect our financial results and our ability to finance and/or refinance our properties or to buy or sell properties. Our current insurance coverage provides for full replacement cost of our properties (other than our two largest properties), including for acts of terrorism up to $500 million on a per occurrence basis. Our two largest properties are covered for up to $200 million on such policies and are covered under separate policies, which include coverage for acts of terrorism, up to the estimated replacement cost for those properties.

        The facility fee and interest rate payable under the terms of our credit facility is subject to change based upon changes in our credit ratings. On November 12, 2003, as a result of one of our rating agencies changing our unsecured credit rating, the facility fee was increased to 30 basis points and the interest rate on outstanding borrowings was reset to LIBOR plus 120 basis points.

        No limitation on debt.    Currently, we have a policy of incurring debt only if our Debt Ratio is 50% or less. As of November 30, 2003, our Debt Ratio was 41.9%. For these purposes, "Debt Ratio" is defined as the total debt of the Operating Partnership as a percentage of the market value of outstanding shares of common stock, including the conversion of outstanding partnership units in the Operating Partnership, the liquidation preference of our preferred stock and the liquidation preference of the preferred units of the Operating Partnership, excluding all units of general partnership owned by us, plus total debt (including our share of joint venture debt and net of minority partners' share of joint venture debt). Under this policy, we could incur additional debt if our stock price increases, even if we may not have a corresponding increase in our ability to repay the debt. In addition, as of November 30, 2003, our debt-to-equity ratio was 1.39x. We calculated our debt-to-equity ratio by comparing the total debt of the Operating Partnership to the value of our outstanding common stock and the common units of limited partnership interest of the Operating Partnership (including its share of joint venture debt and net of minority partners' share of joint venture debt), each based upon the market value of the common stock, and the liquidation preference of our preferred stock and the preferred units of limited partnership interest in the Operating Partnership, excluding all units of general partnership interest owned by us.

        As described above, our credit facility contains financial covenants which limit the ability of the Operating Partnership to incur additional indebtedness. However, our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT. If this policy were changed, we could become more highly leveraged, resulting in higher interest payments that could adversely affect our ability to pay dividends to our stockholders and could increase the risk of default on the Operating Partnership's existing indebtedness.

•    The value of our investments in loans to FrontLine Capital Group ("FrontLine") and in joint venture investments with Reckson Strategic Venture Partners LLC ("RSVP") may be subject to further loss

        In June 1998, the Operating Partnership established an unsecured credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for FrontLine to use in its investment activities, operations and other general corporate purposes. We have advanced approximately $93.4 million under the FrontLine Facility. In addition, in June 1998, the Operating Partnership approved the funding of investments of up to $100 million relating to RSVP (the "RSVP Commitment"), through RSVP-controlled joint ventures (for REIT-qualified investments) or advances made to FrontLine under an unsecured loan facility on terms similar to the FrontLine Facility (advances made under the RSVP Facility and the FrontLine Facility are hereafter referred to as the "FrontLine Loans"). During March 2001, we increased the RSVP Commitment to $110 million and as of November 30, 2003, approximately $109.1 million had been funded through the RSVP Commitment, of which $59.8 million represents investments in RSVP-controlled (REIT-qualified) joint ventures and $49.3 million represents advances loaned to FrontLine. As of November 30, 2003, interest accrued (net of reserves) under the FrontLine Facility and RSVP Commitment was approximately $19.6 million. We are the largest creditor of FrontLine. Scott Rechler, who serves as our Chief Executive Officer and President and as one of our directors, serves as the Chief Executive Officer and sole board member of FrontLine. Scott Rechler also serves as a member of the management committee of RSVP.

        At June 30, 2001, we assessed the recoverability of the FrontLine Loans and reserved approximately $3.5 million of the interest accrued during the three-month period then ended. In addition, we formed a committee of our Board of Directors, comprised solely of independent directors, to consider any actions to be taken by us in connection with the FrontLine Loans and its investments in joint ventures with RSVP. During the third quarter of 2001, we noted a significant deterioration in FrontLine's operations and financial condition and, based on our assessment of value and recoverability and considering the findings and recommendations of the committee and its financial advisor, we recorded a $163 million valuation reserve charge, inclusive of anticipated costs, in our consolidated statements of operations relating to our investments in the FrontLine Loans and joint ventures with RSVP. We also discontinued the accrual of interest income with respect to the FrontLine Loans. We have also reserved against our share of GAAP equity in earnings from the RSVP controlled joint ventures funded through the RSVP Commitment until such income is realized through cash distributions.

        At December 31, 2001, pursuant to Section 166 of the Internal Revenue Code of 1986, as amended (the "Code"), we charged off $70 million of the aforementioned reserve directly related to the FrontLine Facility, including accrued interest. On February 14, 2002, we charged off an additional $38 million of the reserve directly related to the FrontLine Facility, including accrued interest, and $47 million of the reserve directly related to the RSVP Facility, including accrued interest. The net carrying value of our investments in the FrontLine Loans and joint venture investments with RSVP, inclusive our share of previously accrued GAAP equity in earnings on those investments, was approximately $65.0 million as of September 30, 2003.

        FrontLine is in default under the FrontLine Loans and on June 12, 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

        In September 2003, RSVP completed the restructuring of its capital structure and management arrangements. In connection with the restructuring, RSVP redeemed the interest of the preferred equity holders of RSVP for an aggregate of approximately $137 million in cash and the transfer to the preferred equity holders of the assets that comprised RSVP's parking investment valued at approximately $28.5 million. RSVP also restructured its management arrangements whereby a management company formed by its former managing directors has been retained to manage RSVP pursuant to a management agreement and the employment contracts of the managing directors with RSVP have been terminated. The management agreement provides for an annual base management fee, and disposition fees equal to 2% of the net proceeds received by RSVP on asset sales. (The base management fee and disposition fees are subject to a maximum over the term of the agreement of $7.5 million.) In addition, the managing directors retained a one-third residual interest in RSVP's assets which is subordinated to the distribution of an aggregate amount of $75 million to RSVP and/or our company in respect of our joint ventures with RSVP. The management agreement has a three-year term, subject to early termination in the event of the disposition of all of the assets of RSVP.

        In connection with the restructuring, RSVP and certain of its affiliates obtained a $60 million secured loan. In connection with this loan, the Operating Partnership agreed to indemnify the lender in respect of any environmental liabilities incurred with regard to RSVP's remaining assets in which the Operating Partnership has a joint venture interest (primarily certain student housing assets) and guaranteed the obligation of an affiliate of RSVP to the lender in an amount up to $6 million plus collection costs for any losses incurred by the lender as a result of certain acts of malfeasance on the part of RSVP and/or its affiliates. The loan is scheduled to mature in 2006 and is expected to be repaid from proceeds of assets sales by RSVP.

•    Our acquisition, development and construction activities could result in losses

        We intend to acquire existing office properties to the extent that suitable acquisitions can be made on advantageous terms.    Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that our investments will fail to perform as expected. Some of the properties that we acquire may require significant additional investment and upgrades and are subject to the risk that estimates of the cost of improvements to bring such properties up to standards established for the intended market position may prove inaccurate.

        We also intend to continue the selective development and construction of office properties in accordance with our development and underwriting policies as opportunities arise.    Our development and construction activities include the risks that:

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  we may abandon development opportunities after expending resources to pursue development;

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  construction costs of a project may exceed our original estimates;

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  occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable;

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  financing may not be available to us on favorable terms for development of a property; and

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  we may not complete construction and lease-up on schedule, resulting in increased carrying costs to complete construction, construction costs and, in some instances, penalties owed to tenants with executed leases.

        Our development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.    If any of the above events occur, our ability to pay dividends to our stockholders and service the Operating Partnership's indebtedness could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

•    Adverse real estate market conditions, increases in operating expenses or capital expenditures, tenant defaults and uninsured losses could adversely affect our financial results

        Our properties' revenues and value may be adversely affected by a number of factors, including:

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  the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;

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  the need to periodically renovate, repair and relet our space;

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  increasing operating costs, including real estate taxes and utilities, which may not be passed through to tenants;

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  defaults by our tenants or their failure to pay rent on a timely basis; and

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  uninsured losses.

        A significant portion of our expenses of real estate investments, such as mortgage payments, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a decrease in income from our properties. In addition, our real estate values and income from properties are also affected by our compliance with laws, including tax laws, interest rate levels and the availability of financing.

        We may suffer losses as a result of tenant bankruptcies.    If any of our tenants file for protection from creditors under federal bankruptcy laws, they generally have the right, subject to certain conditions, to reject their leases with us. In the event this occurs, we may not be able to readily lease the space or to lease it on equal or better terms.

        In this regard, HQ Global Workplaces, Inc., ("HQ") one of the largest providers of flexible officing solutions in the world and which was formerly controlled by FrontLine, previously operated eleven executive office centers comprising approximately 205,000 square feet at our properties, including two operated at our joint venture properties. On March 13, 2002, as a result of experiencing financial difficulties, HQ voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code and subsequently rejected three of its leases with us and surrendered approximately an additional 20,500 square feet from two other leases. We have since re-leased 100% of the rejected space. In September 2003, the Bankruptcy Court approved the assumption and amendment by HQ of its remaining eight leases with us. The assumed leases expire between 2007 and 2011, encompass approximately 150,000 square feet and provide for current annual base rents totaling approximately $3.5 million. A committee designated by the Board and chaired by an independent director conducted all negotiations with HQ.

        WorldCom/MCI and its affiliates ("WorldCom"), a telecommunications company, which leased approximately 527,000 square feet in thirteen of our properties located throughout the Tri-State Area voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on July 21, 2002. The Bankruptcy Court granted WorldCom's petition to reject four of its leases with us. The four rejected leases aggregated approximately 282,000 square feet and were to provide for contractual base rents of approximately $7.2 million for the 2003 calendar year. We have agreed to restructure five of the remaining leases. Pursuant to WorldCom's Plan of Reorganization, which has been confirmed by the Bankruptcy Court, WorldCom must assume or reject the remaining leases prior to the effective date of the Plan. The effective date of the Plan is estimated to occur during the first quarter of 2004. All of WorldCom's leases are current on base rental charges through November 30, 2003, other than under the four rejected leases and we currently hold approximately $195,000 in security deposits relating to the non-rejected leases. There can be no assurance as to whether WorldCom will affirm or reject any or all of its remaining leases with us.

        As of September 30, 2003, WorldCom occupied approximately 245,000 square feet of office space with aggregate annual base rental revenues of approximately $4.1 million, or 1.1% of our total 2003 annualized rental revenue based on base rental revenue earned on a consolidated basis.

        Because real estate investments are illiquid, we may not be able to sell properties when appropriate.    Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to our stockholders.

        Competition in our markets is significant.    The competition for tenants in the office and industrial markets in the Tri-State Area is significant and includes properties owned by other REITs, local privately-held companies, institutional investors and other owners. There is also significant competition for acquisitions in our markets from the same types of competitors. In addition, many users of industrial space in our markets own the buildings that they occupy.

        Increasing operating costs could adversely affect cash flow.    Our properties are subject to operating risks common to commercial real estate, any and all of which may adversely affect occupancy or rental rates. Our properties are subject to increases in our operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other costs associated with security, landscaping, repairs and maintenance of our properties.

As a result of the events of September 11, 2001, we are experiencing higher operating expenses due to significantly increased insurance costs and security measures. While our tenants generally are currently obligated to pay a portion of these costs, there is no assurance that tenants will agree to pay these costs upon renewal or that new tenants will agree to pay these costs initially. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without at the same time decreasing occupancy rates. While we have cost saving measures at each of our properties, if any of the above occurs, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

        Some potential losses are not covered by insurance; losses could result from terrorist acts.    We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. Six of our properties are located in New York City. As a result of the events of September 11, 2001, insurance companies are limiting coverage for acts of terrorism in all risk policies. In November 2002, the Terrorism Risk Insurance Act of 2002 was signed into law which, among other things, requires insurance companies to offer coverage for losses resulting from defined "acts of terrorism" through 2004. Our current insurance coverage provides for full replacement cost of our properties (other than our two largest properties), including for acts of terrorism up to $500 million on a per occurrence basis. Our two largest properties are covered for up to $200 million on such policies and are covered under separate policies, which include coverage for acts of terrorism, up to the estimated replacement cost for these properties.

        Furthermore, losses arising from acts of war or relating to pollution are not generally insured because they are either uninsurable or not economically insurable. If an uninsured loss or a loss in excess of insured limits should occur, we could lose our capital invested in a property, as well as any future revenue from the property. We would remain obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

        Investments in mortgage debt could lead to losses.    We may invest in mortgages secured by office or industrial properties. We may acquire the mortgaged properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may not make payments of interest on a current basis and we may not realize our anticipated return or sustain losses relating to the investments. Although we currently have no intention to originate mortgage loans as a significant part of our business, we may make loans to a seller in connection with our purchase of real estate. The underwriting criteria we would use for these loans would be based upon the credit and value of the underlying real estate.

•    Property ownership through partnerships and joint ventures creates additional investment risks

        Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partners or co-venturer might become bankrupt, that our partners or co-venturer might at any time have different interests or goals than we do, and that our partners or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our partner or co-venturer nor us would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

        The following is a description of the significant joint ventures in which we are involved:

        Our joint venture in 919 Third Avenue, New York, New York, includes the risks that we cannot enter into large leases or refinance or dispose of the property in our discretion.    On December 21, 2001, we formed a joint venture with the New York State Teachers' Retirement Systems ("NYSTRS") (the "919JV")

whereby NYSTRS acquired a 49% indirect interest in the property located at 919 Third Avenue, New York, NY for $220.5 million which included $122.1 million of its proportionate share of secured mortgage debt and approximately $98.4 million of cash which was then distributed to us. We are responsible for managing the day-to-day operations and business affairs of the 919JV and have substantial rights in making decisions affecting the property such as developing a budget, leasing and marketing. We must obtain the consent of NYSTRS in order to make certain decisions, including a sale of the property, purchasing any additional property or entering into significant leases. The minority member has certain rights primarily intended to protect its investment. For purposes of our financial statements we consolidate the 919JV.

        Our joint venture in a portfolio of eight office properties includes the risks that we cannot enter into large leases or refinance or dispose of the properties in our discretion.    In September 2000, we formed a joint venture (the "Tri-State JV") with Teachers Insurance and Annuity Association ("TIAA") and contributed nine Class A suburban office properties aggregating approximately 1.5 million square feet to the Tri-State JV for a 51% majority ownership interest. TIAA contributed approximately $136 million for a 49% interest in the Tri-State JV which was then distributed to us. In August 2003, we acquired TIAA's 49% interest in the property located at 275 Broadhollow Road, Melville, NY, for approximately $12.4 million. As a result, the Tri-State JV owns eight Class A suburban office properties aggregating approximately 1.4 million square feet. We are responsible for managing the day-to-day operations and business affairs of the Tri-State JV and have substantial rights in making decisions affecting the properties such as leasing, marketing and financing. The minority member has certain rights primarily intended to protect its investment. For purposes of our financial statements we consolidate the Tri-State JV.

        Our investment in the Omni includes the risks that we cannot refinance or dispose of the property in our sole discretion and we could have our general partnership interest converted into a limited partnership interest.    The Operating Partnership owns a 60% general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni, a 579,000 square foot office building located in our Nassau West Corporate Center office park. Odyssey Partners, L.P. ("Odyssey") and an affiliate of Odyssey own the remaining 40% interest. Through our partnership interest, we act as managing partner and have the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the amended and restated agreement of limited partnership of Omni Partners, L.P. (the "Omni Partnership Agreement"). These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and the right to approve any sale of the Omni made on or before March 13, 2007 (the "Acquisition Date"). The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless certain conditions specified in the Omni Partnership Agreement shall occur. Upon the occurrence of any of these conditions, the Operating Partnership's general partnership interest shall convert to a limited partnership interest and an affiliate of Odyssey shall be the sole managing partner, or, at the option of Odyssey, the Operating Partnership shall be a co-managing partner with an affiliate of Odyssey. In addition, on the Acquisition Date, the Operating Partnership will have the right to purchase Odyssey's interest in the Omni Partnership at a price (the "Option Price") based on 90% of its fair market value. If the Operating Partnership fails to exercise this option, Odyssey has the right to require the Operating Partnership to purchase Odyssey's interest in the Omni Partnership on the Acquisition Date at the Option Price. The Operating Partnership has the right to extend the Acquisition Date until March 13, 2012. The Option Price shall apply to the payment of all sums due under a loan made by the Operating Partnership in March 1997 to Odyssey in the amount of approximately $17 million. The Odyssey loan matures on the Acquisition Date, subject to the Operating Partnership's right to extend the Acquisition Date as set forth above, and is secured by a pledge of Odyssey's interest in the Omni Partnership.

        Our joint venture in an office building in Tarrytown, New York includes the risks that we cannot enter into large leases or refinance or dispose of the building in our discretion.    We own a 60% non-controlling interest in a 172,000 square foot office building located at 520 White Plains Road in White Plains, New York (the "520JV"), which we manage. The remaining 40% interest is owned by JAH Realties, L.P. Jon Halpern, a director of HQ, is a partner in JAH Realties, L.P. As of September 30, 2003, the 520JV had total assets of $19.8 million, a mortgage note payable of $12.1 million and other liabilities of $135,000. Our allocable share of the 520JV mortgage note payable is approximately $8.0 million. This mortgage note payable bears interest at 8.85% per annum and matures on September 1, 2005. The operating agreement of the 520JV requires joint decisions from all members on all significant operating and capital decisions including sale of the property, refinancing of the property's mortgage debt, development and approval of leasing strategy and leasing of rentable space. As a result of the decision-making participation relative to the operations of the property, we account for the 520JV under the equity method of accounting.

•    Environmental problems are possible

        Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. An owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the property. These laws often impose such liability without regard to whether the owner knew of, or caused, the presence of the contaminants. Clean-up costs and the owner's liability generally are not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of, or the failure to properly remediate, the substances may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at a disposal or treatment facility, whether or not such facility is owned or operated by the person. Even if more than one person was responsible for the contamination, each person covered by the environmental laws may be held responsible for the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

        Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACMs"). These laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of properties containing ACMs. Having arranged for the disposal or treatment of contaminants we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

        All of our office properties and all of our industrial properties have been subjected to a Phase I or similar environmental site assessment after April 1, 1994 that were completed by independent environmental consultant companies, except for the property located at 35 Pinelawn Road which was originally developed by us and subjected to a Phase I in April 1992. These Phase I or similar environmental site assessments involved general inspections without soil sampling, ground water analysis or radon testing and, for our properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs. These environmental site assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business.

•    Failure to qualify as a REIT would be costly

        We have operated (and intend to operate) so as to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1995. Although our management believes that we are organized and operated in a manner to so qualify, no assurance can be given that we will qualify or remain qualified as a REIT.

        If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce net earnings available to service indebtedness, make investments or pay dividends to stockholders because of the additional tax liability to us for the years involved. Also, we would not then be required to pay dividends to our stockholders.

•    Tax consequences upon a sale or refinancing of properties may result in conflicts of interest for our directors and officers

        Holders of units of limited partnership interest of the Operating Partnership or co-owners of properties not owned entirely by us may suffer different and more adverse tax consequences than we will upon the sale or refinancing of our properties. We may have different objectives from these co-owners and holders of limited partnership units regarding the appropriate pricing and timing of any sale or refinancing of these properties. While we, as the sole general partner of the Operating Partnership, have the exclusive authority as to whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, our directors and officers who hold limited partnership units may seek to influence us not to sell or refinance the properties, even though such a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

•    New tax legislation reduces tax rates for dividends paid by non-REIT corporations.

        Under legislation recently enacted, the maximum tax rate on dividends to individuals has generally been reduced from 38.6% to 15% (from January 1, 2003 through December 31, 2008). The reduction in rates on dividends is generally not applicable to dividends paid by a REIT except in limited circumstances. Although this legislation will not adversely affect the taxation of REITs or dividends paid by REITs, the favorable treatment of regular corporate dividends could cause investors who are individuals to consider stock of non-REIT corporations that pay dividends as relatively more attractive than stocks of REITs. It is not possible to predict whether such a change in perceived relative value will occur or what effect, if any, this legislation will have on the maket price of our stock.

•    Limits on ownership and changes in control may deter changes in management and third party acquisition proposals

        Ownership limit.    To maintain our qualification as a REIT, five or fewer individuals (as defined in the Code, to include certain entities) may not own, directly or indirectly, more than 50% in value of our outstanding capital stock at any time during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"). In order to protect against the risk of losing REIT status, our charter limits ownership of our issued and outstanding Class A common stock by any single stockholder to 9% of the lesser of the number or value of the outstanding shares of common stock. It also limits ownership of our issued and outstanding 7 5/8% Series A Convertible Cumulative Preferred Stock to 9% in value of the outstanding shares of all of our capital stock. In addition, a stockholder may not acquire shares of our Series A preferred stock that would result in the stockholder's owning in excess of 20% of the lesser of the number or value of outstanding shares of the Series A preferred stock. See "Restrictions on Ownership of Capital Stock," "Description of Common Stock—Restrictions on Ownership" and "Description of Preferred Stock—Restrictions on Ownership." These provisions may delay, defer or prevent a change of control in our company or other transaction by a third party without the consent of the Board of Directors even if a change in control were in the best interests of our stockholders. As part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to authorize the modification of the ownership limit relating to the Five or Fewer Requirements so as to limit its use as an anti-takeover device.

        Staggered board.    Our Board of Directors is divided into three classes. The terms of the Class I, Class II and Class III directors expire in 2005, 2006, and 2004, respectively. Directors are chosen for a three-year term. These provisions may deter changes in control because of the increased time period necessary for a third party to acquire control of management through positions on the Board of Directors. As part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to de-stagger our Board of Directors.

        Supermajority Vote for Removal of Directors.    In our charter, we have opted into a provision of the Maryland General Corporation Law (the "MGCL") requiring a vote of two-thirds of the common stock to remove one or more directors.

        Majority of Votes Required to Call Special Meetings of Stockholders.    Our bylaws provide that a special meeting of stockholders need only be called if requested by holders of the majority of votes eligible to be cast at such meeting.

        Future issuances of common stock.    Our charter authorizes the Board of Directors to issue additional shares of common stock without stockholder approval. We also may issue shares of Class A common stock in exchange for limited partnership units pursuant to the Operating Partnership's partnership agreement.

        Our charter permits the issuance of preferred stock which could delay, defer or prevent a change in control.     Our charter authorizes the Board of Directors to issue up to 25 million shares of preferred stock, of which 8,834,500 shares of Series A preferred stock are issued and outstanding, to reclassify unissued shares of capital stock, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each class or series of any capital stock issued.

        In October 2000, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") designed to protect our stockholders from various abusive takeover tactics, including attempts to acquire control at an inadequate price, depriving stockholders of the full value of their investment. The Rights Plan is designed to allow the Board of Directors to secure the best available transaction for all of our stockholders. The Rights Plan was not adopted in response to any known effort to acquire control of our company.

        Under the Rights Plan, each of our stockholders received a dividend of one Right for each share of our outstanding Class A common stock owned. The Rights are exercisable only if a person or group acquires, or announces their intent to acquire, 15% or more of our Class A common stock, or announces a tender offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Class A common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of junior participating preferred stock of ours at an initial exercise price of $84.44.

        If any person acquires beneficial ownership of 15% or more of the outstanding shares of Class A common stock, then all Rights holders except the acquiring person are entitled to purchase our Class A common stock at a price discounted from the then market price. If we are acquired in a merger after such an acquisition, all Rights holders except the acquiring person are also entitled to purchase stock in the buyer at a discount in accordance with the Rights Plan.

        Limitations on acquisition of and changes in control pursuant to Maryland law.    The MGCL contains provisions, referred to as the "control share acquisition statute," which eliminate the voting rights of shares acquired in a Maryland corporation in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions, referred to as the "business combination statute," which generally limit business combinations between a Maryland corporation and any 10% owners of the corporation's stock or any affiliate thereof. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-prevailing market price. As permitted by the MGCL, our bylaws contain a provision exempting any and all acquisitions by any person of shares of our capital stock from the control share acquisition statute. The Board of Directors, however, has approved our opting into the "business combination statute." However, as part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to opt out of the business combination statute.

•    The market value of securities could decrease in the event we do not maintain our current dividend rate and also as a result of our performance and market perception

        Effect of earnings and cash dividends.    The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash dividends, and may be secondarily based upon the real estate market value of the underlying assets. During 2003, we have operated our business within a weakened market for office leasing resulting from the economic recession. We have experienced weakened rental rates and higher vacancy rates for our properties, which has resulted in lower operating income. In addition, during this period we have incurred significant leasing costs as a result of increased market demands from tenants and high levels of leasing transactions that result from the re-tenanting of scheduled expirations or early terminations of leases. We have recently experienced high tenanting costs including tenant improvement costs, leasing commissions and free rent in all of our markets. For the three and nine month periods ended September 30, 2003, we paid $12.0 million and $40.1 million, respectively, for tenanting costs including tenant improvement costs and leasing commissions. As a result of these and the operating factors mentioned above, our cash flow from operating activities has not been sufficient to cover 100% of the quarterly dividends payable on our common stock. To meet the short-term funding requirements relating to these shortfalls, we have used proceeds of property sales or borrowings under our credit facility. Our ability to increase operating cash flow and eliminate these shortfalls is dependent upon improved market conditions, including higher occupancy rates, increased rental rates and lower tenant costs. We periodically review our dividend policy to determine the appropriateness of our dividend rate relative to our expected cash flows. We adjust our dividend rate based on forecasted increases and decreases in our cash flow as well as required distributions of taxable income to maintain REIT status. There can be no assurance that we will maintain the current quarterly distribution level on the Class A common stock.

        Adverse impact of rising interest rates.    One factor which influences the price of securities is the dividend or interest rate on the securities relative to market interest rates. Rising interest rates may lead potential buyers of our equity securities to expect a higher dividend rate, which would adversely affect the market price of the securities. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the ability of the Operating Partnership to service its indebtedness.

•    We may be adversely affected by litigation relating to the disposition of our Long Island industrial building portfolio

        In November 2003, we disposed of all but three of our 95 property, 5.9 million square foot, Long Island industrial building portfolio to members of the Rechler family (the "Disposition") for approximately $315.5 million, comprised of $225.1 million in cash and debt assumption and 3,932,111 Class A common units of limited partnership interest of the Operating Partnership valued at approximately $90.4 million. Approximately $204 million of cash sales proceeds from the Disposition were used to repay borrowings under our credit facility. Two of the remaining three properties, which are subject to transfer pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), are anticipated to close during the first or second quarter of 2004. The disposition of the other property, which has an allocated value of approximately $1.3 million and is subject to certain environmental issues, is conditioned upon the approval of the buyer's lender which has not been obtained. As a result, we may not dispose of this property as a part of the disposition. Although we believe that if we continue to hold this property the cost to address the environmental issues would not have a material adverse effect on us, there can be no assurance in this regard. In addition, four of the five remaining options granted to us at the time of our initial public offering ("IPO") to purchase interests in properties owned by Rechler family members (including three properties in which the Rechler family members hold non-controlling interests and one industrial property) were terminated along with our management contracts relating to three of such properties.

        In connection with the closing, the employment of Donald Rechler, Roger Rechler, Gregg Rechler and Mitchell Rechler as officers of Reckson Associates terminated and Roger Rechler, Gregg Rechler and Mitchell Rechler resigned as members of our Board of Directors. In connection with the Disposition and the terminations of employment, we incurred the following restructuring charges: (i) approximately $7.5 million related to outstanding stock loans under our historical long term incentive program ("LTIP") were transferred to the entity that acquired the Long Island industrial building portfolio and approximately $575,000 of loans related to life insurance contracts were extinguished, (ii) approximately $2.9 million paid to the departing Rechler family members in exchange for 127,689 of rights to receive shares of Class A common stock that were granted in 2002 and their rights that were granted in 2003 were forfeited in their entirety and (iii) with respect to two of the departing Rechler family members participating in our March 2003 LTIP, each received 8,681 shares of our Class A common stock related to the service component of their core award which was valued at $399,000 in the aggregate. In addition, if we attain our annual performance measure under the March 2003 LTIP in March 2004, these individuals will also be entitled to each receive 26,041 shares of Class A common stock representing the balance of the annual core award as if they had remained in continuous employment with us. The remainder of their core awards was forfeited as was the entire amount of the special outperformance component of the March 2003 LTIP.

        A number of stockholder derivative actions have been commenced purportedly on behalf of Reckson Associates against the Board of Directors relating to the Disposition. The complaints allege, among other things, that the process by which the directors agreed to the transaction was not sufficiently independent of the Rechler family and did not involve a "market check" or third party auction process and, as a result, was not for adequate consideration. The plaintiffs seek similar relief, including a declaration that the directors violated their fiduciary duties and damages. Such actions could lead to settlements, rescission of the transaction, civil damages or other litigation costs that could adversely affect our business.

•    Transactions by the Operating Partnership or Reckson Associates could adversely affect debt holders

        Except with respect to a covenant limiting the incurrence of indebtedness, a covenant requiring the Operating Partnership to maintain a certain percentage of unencumbered assets and a covenant requiring any successor in a business combination with the Operating Partnership to assume all of the obligations of the Operating Partnership under the indenture pursuant to which the debt securities will be issued, the indenture does not contain any provisions that would protect holders of debt securities in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or Reckson Associates, or any affiliate of any these parties, (ii) a change of control, or (iii) certain reorganizations, restructuring, mergers or similar transactions involving the Operating Partnership or Reckson Associates.

•    We may not be able to pay on guarantees

        A guarantee of the Operating Partnership's debt securities by Reckson Associates effectively provides no benefit to investors and should not be viewed by investors as enhancing the credit of the debt securities or as providing any additional value to the debt securities. The Operating Partnership conducts all of Reckson Associates' operations, and the only asset of Reckson Associates is its interest in the Operating Partnership. As a result, if the Operating Partnership is unable to meet its obligations on the debt securities, Reckson Associates will not have any assets from which to pay on its guarantee of such debt securities.

CAUTIONARY STATEMENTS CONCERNING
FORWARD-LOOKING INFORMATION

        Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company are described above under "Risk Factors." These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. Our actual results may differ significantly from the results discussed in the forward-looking statements.

AVAILABLE INFORMATION

        Reckson Associates and the Operating Partnership are each subject to the informational requirements of the Exchange Act, and in accordance therewith both Reckson Associates and the Operating Partnership file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "Commission"). These reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You may access the Commission's web site at http://www.sec.gov. These materials can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which Reckson Associates' Class A common stock and Series A preferred stock is listed.

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act, with respect to the securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information regarding us and the securities, reference is made to the registration statement, including the exhibits filed as a part thereof, and the documents incorporated by reference in this prospectus. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each contract, agreement or other document filed as an exhibit to the registration statement or to an Exchange Act report, reference is made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by reference. Copies of the registration statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (other than information in such documents that is deemed not to be filed), which we have previously filed with the Commission and are considered a part of this prospectus, and any future filings made with the Commission prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the

Exchange Act. These filings contain important information about Reckson Associates and the Operating Partnership.

Reckson Associates Commission Filings (File No. 1-13762)	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003, June 30, 2003 and September 30, 2003
Current Reports on Form 8-K	Filed January 27, 2003, May 28, 2003, September 18, 2003, October 1, 2003, October 22, 2003 and November 21, 2003
Registration Statement on Form 8-A	Filed May 9, 1995 (as amended)
Registration Statement on Form 8-A	Filed April 9, 1998
Reckson Operating Partnership Commission Filings (File No. 1-13762)
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003, June 30, 2003 and September 30, 2003
Current Reports on Form 8-K	Filed January 27, 2003, May 28, 2003, September 18, 2003, October 1, 2003, October 22, 2003 and November 21, 2003

        Reckson Associates and the Operating Partnership will provide a copy of any or all of these documents (exclusive of exhibits unless the exhibits are specifically incorporated by reference therein), without charge, to each person to whom this prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn: Susan McGuire, Investor Relations, telephone number (631) 694-6900.

RECKSON ASSOCIATES AND THE OPERATING PARTNERSHIP

        Reckson Associates was incorporated in September 1994 and commenced operations effective with the completion of its IPO on June 2, 1995. Reckson Associates, together with the Operating Partnership, was formed for the purpose of continuing the commercial real estate business of the predecessors of Reckson Associates, its affiliated partnerships and other entities. Reckson Associates is a self-administered and self-managed REIT engaged in the business of owning, developing, re-positioning, acquiring, constructing, managing and leasing of primarily Class A office properties in the New York Metropolitan Tri-State area. Based on industry surveys, we believe that we are one of the largest owners and managers of Class A office properties in New York City and the surrounding Metropolitan Tri-State area. When we refer to Class A office buildings in this prospectus, we mean well maintained, high quality buildings that achieve rental rates that are at the higher end of the range of rental rates for office properties in the particular market.

        As of November 30, 2003, we owned and controlled, directly or indirectly, 89 properties encompassing approximately 14.7 million rentable square feet, all of which we manage. Our properties consist of 77 Class A office properties encompassing approximately 13.7 million rentable square feet, 11 industrial/R&D properties encompassing approximately 1.0 million rentable square feet and one retail property encompassing approximately 9,300 rentable square feet. We also own a 355,000 square foot office building in Orlando, Florida. In addition, in January 2004, we acquired a 1.1 million square foot office property located in New York City for an aggregate purchase price of $321 million (including the assumption of a $202 million mortgage and $48 million of mezzanine debt).

        In January 2004, we acquired 1185 Avenue of the Americas, a 42-story, 1.1 million square foot Class A office tower, located between 46th and 47th Streets in New York City for $321 million. The building is encumbered by a $202 million mortgage and $48 million of mezzanine debt that we assumed at closing. The floating rate mortgage and mezzanine debt both mature in August 2004 and presently have a weighted average interest rate of 4.95% per annum. The property is also encumbered by a ground lease which has a remaining term of approximately 40 years (inclusive of a 20 year extension term exercisable by us as lessee) with rent scheduled to be re-set at the end of 2005. We funded $65 million of the cash portion of this acquisition through a borrowing under our credit facility.

        As of November 30, 2003, we also owned approximately 313 acres of land in 12 separate parcels on which we can develop approximately three million square feet of office space and approximately 400,000 square feet of industrial space.

        Our executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and our telephone number at that location is (631) 694-6900. At November 30, 2003, we had approximately 240 employees.

USE OF PROCEEDS

        Unless otherwise specified in the applicable prospectus supplement, the net proceeds to Reckson Associates or the Operating Partnership, as the case may be, from the sale of the securities offered by the applicable prospectus supplement will be used for the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties, in each case, as described in detail in the prospectus supplement depending on the circumstances at the time of the related offering, and for other general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table sets forth the consolidated ratios of earnings to fixed charges and the consolidated ratios of earnings to combined fixed charges and preferred stock dividends of Reckson Associates and the Operating Partnership for the periods shown:

Year Ended December 31,
For the nine months Ended September 30, 2003
		2002	2001	2000	1999	1998
Reckson Associates:
Ratio of Earnings to Fixed Charges	1.59x	1.79x	2.28x	2.25x	2.19x	2.36x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.29x	1.44x	1.79x	1.66x	1.55x	1.76x
Operating Partnership:
Ratio of Earnings to Fixed Charges	1.59x	1.79x	2.32x	2.27x	2.21x	2.38x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.29x	1.44x	1.82x	1.67x	1.56x	1.77x

        The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred dividends were computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges and, for the ratio of earnings to combined fixed charges and preferred dividends, preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized), ground rent expense and the amortization of debt issuance costs.

DESCRIPTION OF DEBT SECURITIES

        The debt securities of the Operating Partnership covered by this prospectus (the "Debt Securities") will be issued under an Indenture (the "Indenture") among the Operating Partnership, Reckson

Associates and The Bank of New York (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this prospectus is a part and is available for inspection at the corporate trust office of the Trustee at One Wall Street, New York, NY 10286. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of the material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

        The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Reckson Associates as sole general partner of the Operating Partnership, or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of the series, for issuances of additional Debt Securities of the same series.

        The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to the series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

        Reference is made to the prospectus supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

  (1)
  the title of the Debt Securities;

  (2)
  the aggregate principal amount of the Debt Securities and any limit on the aggregate principal amount;

  (3)
  the percentage of the principal amount at which the Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

  (4)
  the date or dates, or the method for determining the date or dates, on which the principal of such Debt Securities will be payable;

  (5)
  the rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which the Debt Securities will bear interest, if any;

  (6)
  the date or dates, or the method for determining the date or dates, from which any interest will accrue, the dates on which any interest will be payable, the record dates for such interest payment dates, or the method by which any date shall be determined, the person to whom the interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

  (7)
  the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, the Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of the Debt Securities and the Indenture may be served;

  (8)
  the date or dates on which or the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have an option;

  (9)
  the obligation, if any, of the Operating Partnership to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the date or dates on which or the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to its obligation;

  (10)
  if other than U.S. dollars, the currency or currencies in which the Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

  (11)
  whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which the amounts shall be determined;

  (12)
  any additional events of default or covenants of the Debt Securities;

  (13)
  whether the Debt Securities will be issued in certificated and/or book-entry form;

  (14)
  whether the Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

  (15)
  whether the Debt Securities will be fully and unconditionally guaranteed by Reckson Associates pursuant to the Guarantees (the "Guaranteed Securities");

  (16)
  if the defeasance and covenant defeasance provisions described herein are to be inapplicable or any modification of these provisions;

  (17)
  if the Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for the Debt Securities to be authenticated and delivered;

  (18)
  whether and under what circumstances the Operating Partnership will pay additional amounts on the Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making a payment;

  (19)
  if other than the Trustee, the identity of each security registrar and/or paying agent; and

  (20)
  any other material terms of the Debt Securities.

        The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

        Except with respect to a covenant limiting the incurrence of indebtedness, a covenant requiring a certain percentage of unencumbered assets and a covenant requiring any successor in a business combination with the Operating Partnership to assume all of the obligations of the Operating Partnership under the Indenture, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership or Reckson Associates to incur indebtedness or that would afford Holders of the Debt Securities protection in the case of any of the following events:

  •
  a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or Reckson Associates, or any affiliate of any these parties;

  •
  a change of control; or

  •
  a reorganization, restructuring, merger or similar transaction involving the Operating Partnership or Reckson Associates that may adversely affect the Holders of the Debt Securities.

        In addition, subject to the covenants referred to above, the Operating Partnership or Reckson Associates may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership or Reckson Associates, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of Reckson Associates' common stock and preferred stock which are designed to preserve its status as a REIT may act to prevent or hinder a change of control. See "Description of Common Stock—Restrictions on Ownership" and "Description of Preferred Stock—Restrictions on Ownership."

Guarantees

        Reckson Associates will fully and unconditionally guarantee the due and punctual payment of principal of, premium, if any, and interest on any Debt Securities not rated investment grade by at least one nationally recognized statistical rating organization at the time of issuance by the Operating Partnership, whether at a maturity date, by declaration of acceleration, call for redemption or otherwise.

Denominations, Interest, Registration and Transfer

        Unless otherwise described in the applicable prospectus supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000.

        Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to the Person at an account maintained within the United States.

        Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name the Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of the Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of the Debt Security not less than 10 days prior to the Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

        Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of the Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable prospectus supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for the series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities.

        Neither the Operating Partnership nor the Trustee shall be required to:

  •
  issue, register the transfer of or exchange any Debt Security if the Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on the day of selection;

  •
  register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed;

  •
  exchange any Bearer Security so selected for redemption except that the Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that the Registered Security shall be simultaneously surrendered for redemption; or

  •
  issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of the Debt Security not to be so repaid.

Merger, Consolidation or Sale

        The Operating Partnership or, with respect to the Guaranteed Securities, Reckson Associates may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that the following conditions are met:

  •
  the Operating Partnership or Reckson Associates, as the case may be, shall be the continuing entity, or the successor entity (if other than the Operating Partnership or Reckson Associates, as the case may be) formed by or resulting from any consolidation or merger or which shall have received the transfer of assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture and, if applicable, the Guarantees;

  •
  immediately after giving effect to the transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

  •
  an officer's certificate and legal opinion covering these conditions shall be delivered to the Trustee.

Certain Covenants

        Limitations on Incurrence of Debt.    The Operating Partnership will not, and will not permit any Subsidiary (as defined below) to, incur any Indebtedness (as defined below), other than Permitted Debt (as defined below), if, immediately after giving effect to the incurrence of additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, determined in accordance with GAAP (as defined below), is greater than 60% of the sum of:

        (1)    the Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission prior to the incurrence of such additional Indebtedness or, if the Operating Partnership is not then subject to the reporting requirements of the Exchange Act, as of its most recent calendar quarter; and

        (2)    any increase in the Total Assets since the end of the quarter, including, without limitation, any increase in Total Assets resulting from the incurrence of additional Indebtedness (the Total Assets adjusted by this increase are referred to as the "Adjusted Total Assets").

        The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness, other than Permitted Debt, if, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which additional Indebtedness is to be incurred, the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of Indebtedness and to the application of the proceeds therefrom, and calculated on the assumption that:

  •
  the Indebtedness and any other Indebtedness incurred by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of the period,

  •
  the repayment or retirement of any other Indebtedness by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period had been incurred, repaid or retained at the beginning of the period (except that, in making the computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of borrowings under the credit facility during the period),

  •
  any income earned as a result of any increase in Adjusted Total Assets since the end of the four-quarter period had been earned, on an annualized basis, for the period, and

  •
  in the case of an acquisition or disposition by the Operating Partnership or any of its Subsidiaries of any asset or group of assets since the first day of the four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of the period with the appropriate adjustments with respect to the acquisition or disposition being included in the pro forma calculation of Consolidated Income Available for Debt Service to the Annual Service Charge.

        The Operating Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness secured by any Lien (as defined below) of any kind upon any of the property of the Operating

Partnership or any of its Subsidiaries (the "Secured Debt") if, immediately after giving effect to the incurrence of the additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, is greater than 40% of the Adjusted Total Assets.

        Maintenance of Total Unencumbered Assets.    The Operating Partnership will maintain Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate principal amount of all outstanding Unsecured Debt.

        Existence.    Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence and that of each Subsidiary and their respective rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

        Maintenance of Properties.    The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business.

        Insurance.    The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies.

        Payment of Taxes and Other Claims.    The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon them or any Subsidiary or upon their income, profits or property or that of any Subsidiary, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

        Provision of Financial Information.    The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, the documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file the documents if the Operating Partnership were so subject. If the Operating Partnership is no longer required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, the Operating Partnership will also in any event:

  •
  within 15 days of each Required Filing Date (1) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to the Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to these Sections and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to these Sections; and

  •
  if filing these documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of the documents to any prospective Holder.

        As used herein and in the prospectus supplement:

        "Annual Service Charge" as of any date means the amount which is expensed in any 12-month period for interest on Indebtedness.

        "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income of the Operating Partnership and its Subsidiaries (1) plus amounts which have been deducted for (a) interest on Indebtedness of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) depreciation and amortization, (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for the period, (f) amortization of deferred charges, and (g) provisions for or realized losses on properties and (2) less amounts which have been included for gains on properties.

        "GAAP" means accounting principles as are generally accepted in the United States of America as of the date or time of any required computation.

        "Indebtedness" means any indebtedness, whether or not contingent, in respect of (1) borrowed money evidenced by bonds, notes, debentures or similar instruments, (2) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property, (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (4) any lease of property as lessee which would be reflected on a balance sheet as a capitalized lease in accordance with GAAP, in the case of items of indebtedness under (1) through (3) above to the extent that any items (other than letters of credit) would appear as a liability on a balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another Person.

        "Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of the Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of the Person. A Capital Lease is a lease to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

        "Permitted Debt" means Indebtedness of the Operating Partnership or any Subsidiary owing to any Subsidiary or the Operating Partnership; provided that any Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Securities; provided further that any disposition, pledge or transfer of any Indebtedness to a Person (other than the Operating Partnership or another Subsidiary) shall be deemed to be an incurrence of Indebtedness by the Operating Partnership or a Subsidiary, as the case may be, and not Permitted Debt.

        "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership or Reckson Associates.

        "Subsidiary" means any entity of which the Operating Partnership or one or more other Subsidiaries owns or controls, directly or indirectly, more than 50% of the shares of Voting Stock.

        "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets, (2) all other assets of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each Subsidiary, determined in accordance with GAAP (but excluding intangibles and accounts receivable) and (3) the cost of any property of the Operating Partnership, or any Subsidiary thereof, in which the Operating Partnership, or Subsidiary, as the case may be, has a firm, non-contingent purchase obligation.

        "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to a Lien on a consolidated basis, (2) all other assets of the Operating Partnership, and of its Subsidiaries determined at the applicable proportionate interest of the Operating Partnership in each such Subsidiary, which are not subject to a Lien determined in accordance with GAAP (but excluding intangibles and accounts receivable) and (3) the cost of any property of the Operating Partnership, or any Subsidiary thereof, in which the Operating Partnership, or Subsidiary, as the case may be, has a firm, non-contingent purchase obligation and which is not subject to a Lien.

        "Undepreciated Real Estate Assets" means as of any date the cost (original cost plus capital improvements) of real estate assets of the Issuer and its Subsidiaries on the date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

        "Unsecured Debt" means Indebtedness of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the properties owned by the Operating Partnership or any of its Subsidiaries.

        "Voting Stock" means stock having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees, provided that stock that carries only the right to vote conditionally on the happening of an event shall not be considered Voting Stock.

        Additional Covenants. Any additional or different covenants of the Operating Partnership or Reckson Associates with respect to any series of Debt Securities will be set forth in the prospectus supplement relating thereto.

Events of Default, Notice and Waiver

        The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder:

  a.
  default for 30 days in the payment of any installment of interest on any Debt Security of the series;

  b.
  default in the payment of the principal of (or premium, if any, on) any Debt Security of the series at its maturity;

  c.
  default in making any sinking fund payment as required for any Debt Security of the series;

  d.
  default in the performance of any other covenant of the Operating Partnership or Reckson Associates (if the Debt Securities of the series are Guaranteed Securities) contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than the series), the default having continued for 60 days after written notice as provided in the Indenture;

  e.
  the Operating Partnership, Reckson Associates (if the Debt Securities of the series are Guaranteed Securities), any Subsidiary in which the Operating Partnership has invested at least $20,000,000 in capital or any entity in which the Operating Partnership is the general partner shall fail to pay any principal of, premium or interest on or any other amount payable in respect of, any recourse Indebtedness that is outstanding in a principal or notional amount of at least $20,000,000 (or the equivalent thereof in one or more other currencies), either individually or in the aggregate (but excluding Indebtedness outstanding hereunder), of the Operating Partnership and its consolidated Subsidiaries, taken as a whole, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and the failure shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to Indebtedness, or any other event shall occur or condition shall exist under any agreement or instrument evidencing, securing or otherwise relating to any the Indebtedness and shall continue after the applicable grace period, if any, specified in the agreement or instrument, if the effect of the event or condition is to accelerate, or to permit the acceleration of, the maturity of the Indebtedness or otherwise to cause, or to permit the holder or holders thereof (or a trustee or agent on behalf of the holders) to cause the Indebtedness to mature prior to its stated maturity;

  f.
  one or more final, non-appealable judgments or orders for the payment of money aggregating $20,000,000 (or the equivalent thereof in one or more other currencies) or more are rendered against one or more of the Operating Partnership, Reckson Associates (if the Debt Securities of the series are Guaranteed Securities), any Subsidiary in which the Operating Partnership has invested at least $20,000,000 in capital and remain unsatisfied and either (1) enforcement proceedings shall have been commenced by any creditor upon any judgment or order or (2) there shall be a period of at least 60 days after entry thereof during which a stay of enforcement of any judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any judgment or order shall not give rise to an Event of Default under this clause if and for so long as (A) the amount of the judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering full payment thereof and (B) the insurer has been notified, and has not disputed the claim made for payment, of the amount of the judgment or order;

  g.
  certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership, Reckson Associates (if the Debt Securities of the series are Guaranteed Securities) or any Significant Subsidiary or any substantial part of their respective property; or

  h.
  any other Event of Default provided with respect to a particular series of Debt Securities.

        If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing (other than an Event of Default specified in subsection (g) above, which shall result in an automatic acceleration), then in every case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, the portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series, or such lesser amount as may be provided for in the Debt Securities of that series, to be due and payable immediately by written notice thereof to the Operating Partnership and Reckson Associates (and to the Trustee if given by the Holders). However, at any time after the declaration of acceleration with respect to Debt Securities of the series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of the series may rescind and annul the declaration and its consequences if

        (a)    the Operating Partnership or Reckson Associates shall have deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of the series, plus certain fees, expenses, disbursements and advances of the Trustee, and

        (b)    all Events of Default, other than the non-payment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of the series have been cured or waived as provided in the Indenture.

        The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to the series and its consequences, except a default

  •
  in the payment of the principal of (or premium, if any) or interest on any Debt Security of the series, or

  •
  in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of the series affected thereby.

        The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless the default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to the series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of the series or in the payment of any sinking fund installment in respect of any Debt Security of the series) if specified Responsible Officers of the Trustee consider the withholding to be in the interest of the Holders.

        The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the Debt Securities at the respective due dates thereof.

        Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless the Holders shall have offered to the Trustee thereunder reasonable security or indemnity. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, or which may be unduly prejudicial to the Holders of Debt Securities of the series not joining therein.

        Within 120 days after the close of each fiscal year, the Operating Partnership and Reckson Associates must deliver a certificate of an officer certifying to the Trustee whether or not the officer has knowledge of any default under the Indenture and, if so, specifying each default and the nature and status thereof.

Modification of the Indenture

        Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities of each series which are affected by the modification or amendment; provided, however, that no modification or amendment may, without the consent of the Holder of each Debt Security affected thereby:

  •
  change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any Debt Security, reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any Debt Security, change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any Debt Security or impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

  •
  reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture;

  •
  modify or affect in any manner adverse to the Holders the terms and conditions of the obligations of Reckson Associates in respect of the payment of principal (and premium, if any) and interest on any Guaranteed Securities; or

  •
  modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect the action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of the Debt Security.

        In addition to the Operating Partnership's obligation to pay the principal of, and premium (if any) and interest on, the Debt Securities, the Indenture contains several other affirmative and negative covenants as described under "—Certain Covenants." None of the Operating Partnership, Reckson Associates and the Trustee may waive compliance with the other covenants unless the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities consent to the waiver.

        Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership, Reckson Associates and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes:

  1.
  to evidence the succession of another Person to the Operating Partnership as obligor or Reckson Associates as guarantor under the Indenture;

  2.
  to add to the covenants of the Operating Partnership or Reckson Associates for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or Reckson Associates in the Indenture;

  3.
  to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

  4.
  to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that this action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

  5.
  to amend or supplement any provisions of the Indenture, provided that no amendment or supplement shall materially adversely affect the interests of the Holders of any Debt Securities then Outstanding;

  6.
  to secure the Debt Securities;

  7.
  to establish the form or terms of Debt Securities of any series;

  8.
  to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

  9.
  to cure any ambiguity, defect or inconsistency in the Indenture, provided that this action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or

  10.
  to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of the Debt Securities, provided that the action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect.

        In addition, with respect to Guaranteed Securities, without the consent of any Holder of Debt Securities, Reckson Associates, or a subsidiary thereof, may directly assume the due and punctual payment of the principal of, any premium and interest on all the Guaranteed Securities and the performance of every covenant of the Indenture on the part of the Operating Partnership to be performed or observed. Upon any assumption, Reckson Associates or the subsidiary shall succeed to, and be substituted for and may exercise every right and power of, the Operating Partnership under the Indenture with the same effect as if Reckson Associates or the subsidiary had been the issuer of the Guaranteed Securities and the Operating Partnership shall be released from all obligations and covenants with respect to the Guaranteed Securities. No assumption shall be permitted unless Reckson Associates has delivered to the Trustee (1) an officers' certificate and an opinion of counsel, stating, among other things, that the Guarantee and all other covenants of Reckson Associates in the Indenture remain in full force and effect and (2) an opinion of independent counsel that the Holders of Guaranteed Securities shall have no materially adverse United States federal tax consequences as a result of the assumption, and that, if any Debt Securities are then listed on the New York Stock Exchange, that the Debt Securities shall not be delisted as a result of the assumption.

        In determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, the Indenture provides that:

  1.
  the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity thereof;

  2.
  the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for the Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of the Debt Security of the amount determined as provided in (1) above);

  3.
  the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of the Indexed Security at original issuance, unless otherwise provided with respect to the Indexed Security pursuant to the Indenture; and

  4.
  Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of the other obligor shall be disregarded.

        The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership, Reckson Associates (in respect of a series of Guaranteed Securities) or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of the series, in any case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of the specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at the meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing the specified percentage in principal amount of the Outstanding Debt Securities of the series will constitute a quorum.

        Notwithstanding the foregoing provisions, any action to be taken at a meeting of Holders of Debt Securities of any series with respect to any action that the Indenture expressly provides may be taken by the Holders of a specified percentage which is less than a majority in principal amount of the Outstanding Debt Securities of a series may be taken at a meeting at which a quorum is present by the affirmative vote of Holders of the specified percentage in principal amount of the Outstanding Debt Securities of the series.

Discharge, Defeasance and Covenant Defeasance

        The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in the currency or currencies, currency unit or units or composite currency or currencies in which the Debt Securities are payable in an amount sufficient to pay the entire indebtedness on the Debt Securities in respect of principal (and premium, if any) and interest to the date of the deposit (if the Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be.

        The Indenture provides that, unless these provisions are made inapplicable to the Debt Securities of or within any series pursuant to the Indenture, the Operating Partnership may elect either (a) to defease and discharge itself and Reckson Associates (if the Debt Securities are Guaranteed Securities) from any and all obligations with respect to the Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on the Debt Securities and the obligations to register the transfer or exchange of Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt

Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (b) to release itself and Reckson Associates (if the Debt Securities are Guaranteed Securities) from their obligations with respect to the Debt Securities under certain sections of the Indenture (including the restrictions described under "—Certain Covenants") and, if provided pursuant to the Indenture, their obligations with respect to any other covenant, and any omission to comply with the obligations shall not constitute a default or an Event of Default with respect to the Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Operating Partnership or Reckson Associates with the Trustee, in trust, of an amount, in the currency or currencies, currency unit or units or composite currency or currencies in which the Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to the Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

        A trust will only be permitted to be established if, among other things, the Operating Partnership or Reckson Associates has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of the Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred, and the Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law.

        "Government Obligations" means securities which are (1) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the foreign currency in which the Debt Securities of the series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any Government Obligation or a specific payment of interest on or principal of any Government Obligation held by the custodian for the account of the holder of a depository receipt, provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by the depository receipt.

        Unless otherwise provided in the applicable prospectus supplement, if after the Operating Partnership or Reckson Associates has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series:

        (a)    the Holder of a Debt Security of the series is entitled to, and does, elect pursuant to the Indenture or the terms of the Debt Security to receive payment in a currency, currency unit or composite currency other than that in which the deposit has been made in respect of the Debt Security, or

        (b)    a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which the deposit has been made, the indebtedness represented by the Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on the Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of the Debt Security into the currency, currency unit or composite currency in which the Debt Security becomes payable as a result of the election or the Conversion Event based on the applicable market exchange rate.

        "Conversion Event" means the cessation of use of:

  •
  a currency, currency unit or composite currency both by the government of the country which issued the currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; or

  •
  the euro both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community.

        Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

        In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and the Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "—Events of Default, Notice and Waiver" with respect to sections no longer applicable to the Debt Securities or described in clause (h) under "—Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in the currency, currency unit or composite currency in which the Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on the Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from the Event of Default. However, the Operating Partnership and Reckson Associates (if the Debt Securities are Guaranteed Securities) would remain liable to make payment of the amounts due at the time of acceleration.

Governing Law

        The Indenture and the Debt Securities shall be governed by the laws of the State of New York.

Conversion Rights

        The terms and conditions, if any, upon which any Debt Securities are convertible into debt securities of the Operating Partnership or exchangeable for equity securities of Reckson Associates will be set forth in the applicable prospectus supplement. The terms will include the number or principal amount of securities into which the debt securities are convertible or for which the debt securities are exchangeable, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the debt securities, Reckson Associates or the Operating Partnership, the events requiring an adjustment of the conversion or exchange price (or the manner of calculation thereof) and any provisions affecting conversion or exchange in the event of the redemption of the debt securities.

Global Securities

        The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable prospectus supplement relating to the series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable prospectus supplement relating to the series.

DESCRIPTION OF COMMON STOCK

General

        Our charter provides that Reckson Associates may issue up to 100 million shares of common stock, $.01 par value per share. In addition, common units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at the option of Reckson Associates, exchanged for Class A common stock of Reckson Associates on a one-for-one basis. As of January 12, 2004, there were 60,245,417 shares of Class A common stock outstanding and 3,550,558 common units of limited partnership interest (including 465,845 Class C common units which are substantially identical to the common units except in respect of distributions).

        All shares of Class A common stock have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of our charter regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of Class A common stock offered hereby will be entitled to receive distributions on the stock if, as and when authorized and declared by the Board of Directors of Reckson Associates out of assets legally available therefor and to share ratably in the assets of Reckson Associates legally available for distribution to its common stockholders in the event of liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of Reckson Associates.

        Subject to the provisions of our charter regarding Excess Stock, each outstanding share of Reckson Associates' Class A common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of these shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Reckson Associates' Class A common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of Class A common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities. Subject to the provisions of our charter regarding Excess Stock, shares of common stock will have equal dividend, liquidation and other rights.

        On November 25, 2003, we redeemed all outstanding shares of our Class B common stock in exchange for an equal number of shares of our Class A common stock.

Certain Provisions of our Charter

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter does not provide for a lesser percentage in these situations.

        Our charter authorizes the Board of Directors of Reckson Associates to reclassify any unissued shares of common stock into other classes or series of classes of capital stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

        Prospective investors should review the section captioned "Risk Factors—Limits on ownership and changes in control may deter changes in management and third party acquisition proposals."

Restrictions on Ownership

        In order to qualify as a REIT under the Code, not more than 50% in value of the outstanding capital stock of Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of a taxable year (the "Five or Fewer Requirement") and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors of Reckson Associates has adopted, and the stockholders prior to the IPO approved, a provision in our charter restricting the ownership or acquisition of shares of Reckson Associates' common stock and preferred stock. See "Restrictions on Ownership of Capital Stock." As part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to authorize the modification of the ownership limit relating to the Five or Fewer Requirements so as to limit its use as an anti-takeover device.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

General

        Our charter of Reckson Associates provides that Reckson Associates may issue up to 25 million shares of preferred stock, $.01 par value per share. As of December 31, 2003, there were 8,834,500 shares of 7 5/8% Series A Convertible Cumulative preferred stock outstanding and 2 million shares of Series B Convertible Cumulative Preferred Stock outstanding. Dividends on the Series A preferred stock are payable quarterly in arrears at an annual rate of 7 5/8% of the liquidation preference of $25 per share. The Series A preferred stock is convertible at any time at the option of the holder at a conversion price of $28.51 per share of Class A common stock, subject to adjustment in certain circumstances. On or after April 13, 2003, the shares of Series A preferred stock will be redeemable, in whole or in part, at the option of Reckson Associates into shares of Class A common stock.

        On January 5, 2004, we redeemed the 2 million outstanding shares of our Series B Convertible Cumulative Preferred Stock through the issuance of approximately 1.96 million shares of Class A common stock.

        During 1998, in connection with the acquisition of certain real property, the Amended and Restated Agreement of Limited Partnership of the Operating Partnership was supplemented (the "Supplements") to establish a series of 25,000 preferred units of limited partnership interest of the Operating Partnership designated as Series B preferred units, a series of 11,518 preferred units designated as Series C preferred units and a series of 6,000 preferred units designated as Series D preferred units. Each of the Series B, C and D preferred units have a liquidation preference of $1,000 per unit. Distributions on each Series B, C and D preferred unit are payable in arrears quarterly in an amount equal to the greater of: (1) $17.50 or (2) the quarterly distribution attributable to each Series B, C and D preferred unit if the unit was converted into Class A common stock, subject to a maximum increase of 5% of the distributions on the Series B, C or D preferred units over the immediately preceding year. The distribution amount due on all Series B, C or D preferred units is reduced during any period which certain indebtedness remains on certain of the acquired properties subject to a prepayment premium or prepayment penalty. The distribution amount on the Series B, C or D preferred units may be adjusted to reflect increases or decreases in the dividends on the Class A common stock of Reckson Associates.

        The holders of Series B, C or D preferred units have the right to convert their preferred units into common units of limited partnership interest of the Operating Partnership at a price per unit of $32.51, $29.39 or $29.12, respectively. Each Series B, C or D preferred unit is exchangeable, at the option of its holder, for shares of preferred stock of Reckson Associates with a liquidation preference equal to the liquidation preference of the Series B, C or D preferred units and otherwise with the same terms as the Series B, C or D preferred units other than the conversion and exchange rights referred to above. The Operating Partnership, with regard to any notice of an exchange, may elect to redeem all of the Series B, C or D preferred units that are the subject of the exchange for cash in an amount equal to the stated value of Series B, C or D preferred units plus any accrued distributions thereon. As of January 12, 2004, there were 3,081, 10,581, and 6,000 Series B, C and D preferred units outstanding, respectively.

        The statements made hereunder relating to the preferred stock are summaries of the material terms thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of our charter and bylaws and any applicable articles supplementary to the Charter designating terms of a series of preferred stock (a "Designating Amendment").

        The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Although the Board of Directors has no intention at the present time, it could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of Reckson Associates that might involve a premium price for the common stock or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

        Subject to the limitations prescribed by our charter, the Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the Board of Directors. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

        Reference is made to the prospectus supplement relating to the series of preferred stock offered thereby for the specific terms thereof, including:

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  The title and stated value of the preferred stock;

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  The number of shares of the preferred stock, the liquidation preference per share of the preferred stock and the offering price of the preferred stock;

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  The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

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  The date from which dividends on the preferred stock shall accumulate, if applicable;

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  The procedures for any auction and remarketing, if any, for the preferred stock;

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  The provision for a sinking fund, if any, for the preferred stock;

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  The provisions for redemption, if applicable, of the preferred stock;

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  Any listing of the preferred stock on any securities exchange;

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  The terms and conditions, if applicable, upon which the preferred stock may or will be convertible into our Class A common stock, including the conversion price or manner of calculation thereof;

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  The relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Reckson Associates;

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  Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Reckson Associates as a REIT;

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  A discussion of material federal income tax considerations applicable to the preferred stock; and

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  Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Rank

        Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Reckson Associates, rank:

  i.
  senior to the common stock and to all classes or series of equity securities issued by Reckson Associates the terms of which provide that the equity securities shall rank junior to the preferred stock;

  ii.
  on a parity with all classes or series of equity securities issued by Reckson Associates, including the Series A preferred stock, other than those referred to in clauses (i) and (iii); and

  iii.
  junior to all classes or series of equity securities issued by Reckson Associates which the terms of the preferred stock provide will rank senior to it. The term "equity securities" does not include convertible debt securities.

Dividends

        Unless otherwise specified in the applicable prospectus supplement, the preferred stock will have the rights with respect to payment of dividends set forth below.

        Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Reckson Associates, out of assets of Reckson Associates legally available for payment, cash dividends in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each dividend shall be payable to holders of record as they appear on the stock transfer books of Reckson Associates on the record dates as shall be fixed by the Board of Directors of Reckson Associates.

        Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the Board of Directors of Reckson Associates fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of the series of preferred stock will have no right to receive a dividend in respect of the related dividend period and Reckson Associates will have no obligation to pay the dividend accrued for the period, whether or not dividends on the series of preferred stock are declared payable on any future dividend payment date.

        If preferred stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any of the capital stock of Reckson Associates of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of the series for any period unless:

  •
  if the series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past dividend periods and the then current dividend period; or

  •
  if the series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment on the preferred stock of the series.

        When dividends are not paid in full (or a sum sufficient for the full payment is not so set apart) upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of the series, all dividends declared upon preferred stock of the series and any other series of preferred stock ranking on a parity as to dividends with the preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of the series and the other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of the series and the other series of preferred stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of the series which may be in arrears.

        Except as provided in the immediately preceding paragraph, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of common stock or other capital stock ranking junior to the preferred stock of the series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock, or any other of the capital stock of Reckson Associates ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation, nor shall any shares of common stock, or any other capital stock of Reckson Associates ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares) by Reckson Associates except:

        (1)    by conversion into or exchange for other capital stock of Reckson Associates ranking junior to the preferred stock of the series as to dividends and upon liquidation; or

        (2)    redemptions for the purpose of preserving the status of Reckson Associates as a REIT.

Redemption

        If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of Reckson Associates, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

        The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that Reckson Associates will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if the preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of Reckson Associates, the terms of the preferred stock may provide that, if no capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable capital stock of Reckson Associates pursuant to conversion provisions specified in the applicable prospectus supplement.

        Notwithstanding the foregoing, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of any series of preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of preferred stock shall be redeemed unless all outstanding preferred stock of the series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of the series to preserve the status of Reckson Associates as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of the series. In addition, unless (1) if the series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (2) if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, Reckson Associates shall not purchase or otherwise acquire, directly or indirectly, any shares of preferred stock of the series (except by conversion into or exchange for capital stock of Reckson Associates ranking junior to the preferred stock of the series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of the series to preserve the status of Reckson Associates as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of the series.

        If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by Reckson Associates and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot or in any other reasonable manner.

        Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the stock transfer books. Each notice shall state:

  •
  the redemption date;

  •
  the number of shares and series of the preferred stock to be redeemed;

  •
  the redemption price;

  •
  the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

  •
  that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

  •
  the date upon which the holder's conversion rights, if any, as to the shares shall terminate.

        If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for redemption have been set aside by Reckson Associates in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on the preferred stock, and all rights of the holders of the preferred stock will terminate, except the right to receive the redemption price.

Liquidation Preference

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Reckson Associates (referred to herein as a "liquidation"), then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of capital stock of Reckson Associates ranking junior to the preferred stock of the series in the distribution of assets upon any liquidation, dissolution or winding up of Reckson Associates, the holders of the preferred stock shall be entitled to receive out of assets of Reckson Associates legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accumulated and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no rights or claim to any remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, the available assets of Reckson Associates are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock of the series and the corresponding amounts payable on all shares of other classes or series of capital stock of Reckson Associates ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of capital stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        The consolidation or merger of Reckson Associates with or into any other entity, or the merger of another entity with or into Reckson Associates, or a statutory share exchange by Reckson Associates, or the sale, lease or conveyance of all or substantially all of the property or business of Reckson Associates, shall not be deemed to constitute a liquidation, dissolution or winding up of Reckson Associates.

Voting Rights

        Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

        Whenever dividends on any series of preferred stock shall be in arrears for six or more quarterly periods, the holders of the preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of Reckson Associates at a special meeting called by the holders of record of at least ten percent (10%) of any series of preferred stock so in arrears, unless the request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if the series of preferred stock has a cumulative dividend, all dividends accumulated on the shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if the series of preferred stock does not have a cumulative dividend, four quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In these cases, the entire Board of Directors of Reckson Associates will be increased by two directors.

        Unless provided otherwise for any series of preferred stock, so long as any shares of the preferred stock remain outstanding, Reckson Associates will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (the series voting separately as a class):

        (1)    authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Reckson Associates, or reclassify any authorized capital stock of Reckson Associates into preferred stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any stock; or

        (2)    amend, alter or repeal the provisions of our charter or the Designating Amendment for the series of preferred stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the series of preferred stock or the holders thereof;

provided, however, with respect to the occurrence of any of the Events set forth in (2) above, so long as the series of preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event Reckson Associates may not be the surviving entity, the occurrence of any Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of the series of preferred stock; and provided, further, that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) any increase in the amount of authorized shares of the series of preferred stock or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of the series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Reckson Associates, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote or consent would otherwise be required shall be effected, all outstanding shares of the series of preferred stock shall have been converted, redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect the redemption.

Conversion Rights

        The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of Class A common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of Class A common stock into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock of Reckson Associates, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.

Stockholder Liability

        As discussed above under "Description of Common Stock—General," applicable Maryland law provides that no stockholder, including holders of preferred stock, shall be personally liable for the acts and obligations of Reckson Associates and that the funds and property of Reckson Associates shall be the only recourse for these acts or obligations.

Restrictions on Ownership

        As discussed below under "Restrictions on Ownership of Capital Stock," for Reckson Associates to qualify as a REIT under the Code, not more than 50% in value of the outstanding capital stock of

Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (the "Five or Fewer Requirement"). Therefore, the Designating Amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock. As part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to authorize the modification of the ownership limit relating to the Five or Fewer Requirements so as to limit its use as an anti-takeover device.

Registrar and Transfer Agent

        Unless otherwise specified in the applicable prospectus supplement, the Registrar and Transfer Agent for the preferred stock will be American Stock Transfer & Trust Company.

DESCRIPTION OF DEPOSITARY SHARES

General

        Reckson Associates may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest or a share of a particular series of a class of preferred stock, as specified in the applicable prospectus supplement. Preferred stock of each series of each class represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among Reckson Associates, the depositary named therein (the depositary or its successor, the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of preferred stock represented by the Depositary Shares evidenced by the Depositary Receipt, to all the rights and preferences of the preferred stock represented by the Depositary Shares, including dividend, voting, conversion, redemption and liquidation rights.

        The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the preferred stock by Reckson Associates to the Preferred Stock Depositary, Reckson Associates will cause the Preferred Stock Depositary to issue, on our behalf, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from Reckson Associates upon request.

Dividends and Other Distributions

        The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the Depositary Receipts evidencing the related Depositary Shares in proportion to the number of the Depositary Receipts owned by the holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

        In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make the distribution, in which case the Preferred Stock Depositary may, with the approval of Reckson Associates, sell the property and distribute the net proceeds from the sale to holders.

Withdrawal of Shares

        Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at the office, to or upon the holder's order, of the number of whole or fractional shares of preferred stock and any money or other property represented by the Depositary Shares evidenced by the Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each Depositary Share as specified in the applicable prospectus supplement, but holders of the preferred stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of preferred stock to be withdrawn, the Preferred Stock Depositary will deliver to the holder at the same time a new Depositary Receipt evidencing the excess number of Depositary Shares.

Redemption of Depositary Shares

        Whenever Reckson Associates redeems preferred stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing the preferred stock so redeemed, provided Reckson Associates shall have paid in full to the Preferred Stock Depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Stock Depositary by lot.

        After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon redemption and any money or other property to which the holders of the Depositary Receipts were entitled upon redemption upon surrender thereof to the Preferred Stock Depositary.

Voting of the Underlying Preferred Shares

        Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent the preferred stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of preferred stock represented by the Depositary Shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of preferred stock represented by the Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing the Depositary Shares.

Liquidation Preference

        In the event of liquidation, dissolution or winding up of Reckson Associates, whether voluntary or involuntary, each holder of a Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the Depositary Share evidenced by the Depositary Receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Shares

        The Depositary Shares, as such, are not convertible into common stock or any other securities or property of Reckson Associates. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct Reckson Associates to cause conversion of the preferred stock represented by the Depositary Shares evidenced by Depositary Receipts into whole shares of common stock, other preferred stock of Reckson Associates or other shares of capital stock of Reckson Associates, and Reckson Associates has agreed that upon receipt of instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect the conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, one or more new Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if the conversion will result in a fractional share being issued, an amount will be paid in cash by Reckson Associates equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

        The form of Depositary Receipt evidencing the Depositary Shares which represent the preferred stock and any provision of the Deposit Agreement may at any time be amended by agreement between Reckson Associates and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless the amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding.

        The Deposit Agreement may be terminated by Reckson Associates upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (1) the termination is to preserve the status of Reckson Associates as a REIT or (2) a majority of each class of preferred stock affected by the termination consents to the termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the Depositary Shares evidenced by Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (1) all outstanding Depositary Shares shall have been redeemed, (2) there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of Reckson Associates and the distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing the preferred stock or (iii) each related share of preferred stock shall have been converted into capital stock of Reckson Associates not so represented by Depositary Shares.

Charges of Preferred Shares Depositary

        Reckson Associates will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, Reckson Associates will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by the holders to be performed which are outside those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

        The Preferred Stock Depositary may resign at any time by delivering to Reckson Associates notice of its election to do so, and Reckson Associates may at any time remove the Preferred Stock Depositary, any resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

        The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from Reckson Associates which are received by the Preferred Stock Depositary with respect to the related preferred stock.

        Neither Reckson Associates nor the Preferred Stock Depositary will be liable if the Preferred Stock Depositary is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of Reckson Associates and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing specified duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and Reckson Associates and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or preferred stock represented thereby unless satisfactory indemnity is furnished. Reckson Associates and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting the preferred stock represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give information, and on documents believed to be genuine and signed by a proper party.

        If the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and from Reckson Associates, on the other hand, the Preferred Stock Depositary shall be entitled to act on claims, requests or instructions received from Reckson Associates.

RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

Excess Stock

        Our charter provides that Reckson Associates may issue up to 75 million shares of excess stock, par value $.01 per share ("Excess Stock"). For a description of Excess Stock, see "—Restrictions on Ownership" below.

Restrictions on Ownership

        In order for Reckson Associates to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding capital stock of Reckson Associates may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, stock held by certain types of entities, the pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of the entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of the entities will be counted as stockholders of Reckson Associates). As part of our strategic plan to improve corporate governance, at our 2004 annual meeting of stockholders we intend to seek stockholder approval to authorize the modification of the ownership limit relating to the Five or Fewer Requirements so as to limit its use as an anti-takeover device.

        In order to protect Reckson Associates against the risk of losing its status as a REIT due to a concentration of ownership among stockholders, our charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of the outstanding shares of common stock. Reckson Associates may also impose limitations on the ownership of preferred stock. See "Description of Preferred Stock—Restrictions on Ownership." Any transfer of shares of stock that would result in a violation of the Ownership Limit or that would result in disqualification as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in Reckson Associates being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Reckson Associates to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and tax counsel is presented that the changes in ownership will not then or in the future jeopardize REIT status and the Board of Directors otherwise decides that waiving the Ownership Limit is in the best interests of Reckson Associates.

        Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to our discovery that capital stock has been transferred in violation of the provisions of our charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by us that shares of capital stock have been transferred in violation of the provisions of our charter shall be rescinded as void ab initio. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into Excess Stock would be permitted under the Ownership Limit. If the transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (1) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into Excess Stock or, if the original transferee-stockholder did not give value for the shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and (2) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at the option of Reckson Associates, to have acted as an agent for Reckson Associates in acquiring the shares of Excess Stock and to hold the shares of Excess Stock for Reckson Associates.

        In addition, Reckson Associates will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for the shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for the shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the sale or gift, and (ii) the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the date Reckson Associates elects to purchase the shares. Reckson Associates may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Reckson Associates may pay the amount of the reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to Reckson Associates of the transfer or, if no notice is given, the date the Board of Directors determines that a violative transfer has been made.

        These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

        All certificates representing shares of stock will bear a legend referring to the restrictions described above.

        Each stockholder shall upon demand be required to disclose to Reckson Associates in writing any information with respect to the direct, indirect and constructive ownership of the capital stock of Reckson Associates as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any compliance.

        The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of Reckson Associates unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of Reckson Associates.

DESCRIPTION OF WARRANTS

        Reckson Associates may issue Warrants for the purchase of common stock or preferred stock. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Reckson Associates and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely for Reckson Associates in connection with the Warrants of the series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

        The applicable prospectus supplement will describe the following terms, where applicable, of the Warrants in respect of which this prospectus is being delivered:

  •
  the title of the Warrants;

  •
  the aggregate number of the Warrants;

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  the price or prices at which the Warrants will be issued;

  •
  the currencies in which the price or prices of the Warrants may be payable;

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  the designation, amount and terms of the Securities purchasable upon exercise of the Warrants;

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  the designation and terms of the other Securities, if any, with which the Warrants are issued and the number of the Warrants issued with each security;

  •
  if applicable, the date on and after which the Warrants and the Securities purchasable upon exercise of the Warrants will be separately transferable;

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  the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of the Warrants may be purchased;

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  the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire;

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  the minimum or maximum amount of the Warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of material federal income tax considerations; and

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  any other material terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

FEDERAL INCOME TAX CONSIDERATIONS

        Based on various assumptions and factual representations made by us regarding our operations, in the opinion of Solomon and Weinberg LLP, our special tax counsel, commencing with our taxable year ended December 31, 1995, Reckson Associates has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and the proposed method of operation of Reckson Associates will enable it to meet the requirements for qualification as a REIT. The qualification of Reckson Associates depends upon our ability to meet the various requirements imposed under the Code through actual operations, as discussed below. Solomon and Weinberg LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Solomon and Weinberg LLP is not binding on the IRS or any court. The opinion of Solomon and Weinberg LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively. We cannot assume that the opinions and statements set forth herein will not be challenged by the IRS or will be sustained by a court if so challenged.

        The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern Reckson Associates and its stockholders' federal income tax treatment. For the particular provisions that govern Reckson Associates and its stockholders' federal income tax treatment, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by reference.

        Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If Reckson Associates fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. See "Risk Factors—Failure to Qualify as a REIT."

        In any year in which Reckson Associates qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by Reckson Associates as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's common stock or preferred stock with respect to which the distribution is paid or, to the extent that they exceed the basis, will be taxed in the same manner as gain from the sale of that common stock or preferred stock. Beginning in 1998, Reckson Associates may elect to retain long-term capital gains and pay corporate-level income tax on them and treat the retained gains as if they had been distributed to stockholders. In this case, each stockholder would include in income, as long-term capital gain, its proportionate share of the undistributed gains and would be deemed to have paid its proportionate share of the tax paid by Reckson Associates with respect thereto. In addition, the basis for a stockholder's common stock or preferred stock would be increased by the amount of the undistributed long-term capital gain included in its income, less the amount of the tax it is deemed to have paid with respect thereto.

        Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from the investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Reckson Associates, including the possibility of United States income tax withholding on our distributions.

PLAN OF DISTRIBUTION

        Reckson Associates and the Operating Partnership may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

        Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Reckson Associates and the Operating Partnership also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from Reckson Associates or the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriting compensation paid by Reckson Associates or the Operating Partnership to underwriters or agents in connection with the offering of securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Reckson Associates and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, Reckson Associates and the Operating Partnership and its subsidiaries in the ordinary course of business.

LEGAL MATTERS

        The validity of the issuance of the securities offered hereby will be passed upon for Reckson Associates and the Operating Partnership by Sidley Austin Brown & Wood LLP, New York, New York. Certain legal matters described under "Federal Income Tax Considerations" will be passed upon by Solomon and Weinberg LLP.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of each of Reckson Associates and the Operating Partnership included in their respective Annual Reports on Form 10-K and the restated consolidated financial statements appearing in this prospectus and registration statement and in the Current Report on Form 8-K dated January 14, 2004 for the year ended December 31, 2002, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        Beck & Company, LLC, independent auditors, have audited the statement of revenues and certain expenses of 1185 Avenue of the Americas, New York, New York for the year ended December 31, 2002 included in our Current Report on Form 8-K as filed with the Commission on November 21, 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. The statement of revenues and certain expenses is incorporated by reference in reliance on Beck & Company LLC's reports, given on their authority as experts in accounting and auditing.

$150,000,000

Reckson Operating
Partnership, L.P.

5.15% Notes due 2011

P R O S P E C T U S  S U P P L E M E N T

January 14, 2004

Citigroup
JPMorgan
BNY Capital Markets, Inc.
McDonald Investments Inc.
PNC Capital Markets, Inc.
UBS Investment Bank
Wachovia Securities
Wells Fargo Institutional Brokerage and Sales

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TABLE OF CONTENTS
SUMMARY OF THE NOTES
RECKSON OPERATING PARTNERSHIP, L.P.
RECENT DEVELOPMENTS
USE OF PROCEEDS
DESCRIPTION OF NOTES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
INDEX TO FINANCIAL STATEMENTS
EXPLANATORY NOTE
Selected Financial Data
Report of Independent Auditors
Reckson Operating Partnership, L. P. Consolidated Balance Sheets (in thousands except unit data)
Reckson Operating Partnership, L. P. Consolidated Statements of Operations (in thousands, except unit data)
Reckson Operating Partnership, L. P. Consolidated Statements of Partners' Capital (in thousands)
Reckson Operating Partnership, L. P. Consolidated Statements of Cash Flows (in thousands)
Reckson Operating Partnership, L. P. Notes to the Consolidated Financial Statements December 31, 2002
Reckson Operating Partnership, L. P. Schedule III—Real Estate and Accumulated Depreciation (in thousands)
RISK FACTORS
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
RECKSON ASSOCIATES AND THE OPERATING PARTNERSHIP
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF DEPOSITARY SHARES
RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS